Form 10-K, Exhibit 13
period 1995-12-30
BARRY R G CORP /OH/
filed 1996-03-29
CIK 749872

                                                        EXHIBIT 13
                                                        ----------
                                                     Pages Incorporated
                                                           by Reference

Five Year Review of Selected Financial Data
R.G. Barry Corporation and Subsidiaries
--------------------------------------------------------------------------------

SUMMARY OF OPERATIONS (THOUSANDS)
Net Sales
Cost of sales
    Gross profit
Selling, general and administrative expenses
Interest expense, net
Other income
Earnings (loss) before income taxes and extraordinary credit
Income tax expense (benefit)
Earnings (loss) before extraordinary credit
Extraordinary credit -- utilization of net operating loss carryforward Net earnings (loss)

ADDITIONAL DATA
Primary earnings (loss) per share before extraordinary credit*
Earnings (loss) per share after extraordinary credit*
Fully diluted earnings (loss) per share*
Book value per share*
Annual % change in net sales
Annual % change in net earnings (loss)
Net earnings (loss) as a percentage of beginning shareholders' equity Primary average number of shares outstanding (in thousands)*

FINANCIAL SUMMARY (THOUSANDS)
Current assets
Current liabilities
Working capital
Long-term debt and capital leases
Net shareholders' equity
Net property, plant and equipment
Total assets
Capital expenditures
Depreciation and amortization of property, plant and equipment



See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

----------------
*Retroactively restated to reflect 4-for-3 share splits distributed
 September 15, 1995 and June 22, 1994.

**Fiscal year includes fifty-three weeks.





             1995           1994          1993          1992**          1991
--------------------------------------------------------------------------------

           $136,561      $116,720       $101,172       $101,823       $102,791
             76,065        69,975         59,795         60,890         69,093
             60,496        46,745         41,377         40,933         33,698
             48,557        39,375         34,322         34,453         32,978
             (2,962)       (1,701)        (1,474)        (2,128)        (2,408)
              1,060           333            400            400            400
             10,037         6,002          5,981          4,752         (1,288)
              3,738         2,191          2,183          1,711            (24)
              6,299         3,811          3,798          3,041         (1,264)
                  -             -              -            300              -
           $  6,299      $  3,811      $   3,798      $   3,341      $  (1,264)


           $   0.81      $   0.54      $    0.57      $    0.45      $   (0.19)
           $   0.81      $   0.54      $    0.57      $    0.50      $   (0.19)
           $   0.80      $   0.54      $    0.57      $    0.50      $   (0.19)
           $   6.42      $   5.56      $    4.64      $    4.05      $    3.52
               17.0%         15.4%          (0.6%)         (0.9%)         (5.6%)
               65.3%          0.3%          13.7%         364.3%          82.1%
               15.3%         12.1%          13.9%          14.2%          (5.1%)
              7,752         7,058          6,700          6,699          6,799


           $ 62,721     $  56,683      $  39,974      $  35,786      $  34,105
             18,793        17,332         12,119         10,607         11,462
             43,928        39,351         27,855         25,179         22,643
             15,390        16,445          9,745         11,625         12,990
             47,611        41,054         31,483         27,232         23,562
             14,156        13,785         13,410         14,050         14,733
             84,340        76,961         55,635         51,132         49,732
              3,363         2,234          1,034          1,195          2,668
              2,158         1,905          1,607          1,857          2,171

Market and Dividend Information
     R.G. Barry Corporation and Subsidiaries

     MARKET VALUE (Restated to reflect share split of September 15, 1995 and June 22, 1994)
     -------------------------------------------------------------------------------------
                            QUARTER                  HIGH                 LOW

          1995              FIRST               $    9.94            $    7.13
                            SECOND                  13.88                 8.25
                            THIRD                   18.00                13.41
                            FOURTH                  23.00                15.63

          1994              First               $   10.97            $    7.95
                            Second                  12.80                 7.80
                            Third                   16.78                11.25
                            Fourth                  18.47                 7.50

          Stock Exchange: New York Stock Exchange (Since July, 1995)

          Stock Ticker Symbol: RGB

          Wall Street Journal Listing: BarryRG

          Approximate Number of Registered Shareholders: 1,300

          A four-for-three share split was distributed on September 15, 1995 to shareholders of record on September 1, 1995 and on June 22,1994 to shareholders of record on June 1, 1994.

          No cash dividends were paid during the periods noted. While the Company has no current intention to pay cash dividends, it is currently able to pay cash dividends, and is subject to the restrictions contained in the various loan agreements. See also Note 5 to Consolidated Financial Statements, and Management's Discussion & Analysis of Financial Condition & Results of Operations.


Quarterly Financial Data
     R.G. Barry Corporation and Subsidiaries
     1995 FISCAL QUARTERS          in thousands, except net earnings (loss) per share
     -------------------------------------------------------------------------------------
                                                     FIRST      SECOND    THIRD    FOURTH
          NET SALES                               $ 14,979    $ 10,806  $ 44,442  $ 66,334
          GROSS PROFIT                               7,368       6,072    19,669    27,387
          NET EARNINGS (LOSS)                       (2,004)     (2,479)    4,465     6,317
          NET PRIMARY EARNINGS (LOSS) PER SHARE   $  (0.27)   $  (0.34) $   0.61  $   0.81


          1994 Fiscal Quarters
          -------------------------------------------------------------------------------------
                                                     First     Second    Third    Fourth
          Net sales                                $13,456     $ 9,406  $ 37,115   $56,743
          Gross profit                               5,818       4,457    14,406    22,064
          Net earnings (loss)                         (942)     (2,010)    2,586     4,177
          Net primary earnings (loss) per share     $(0.14)    $ (0.29) $   0.36   $  0.57

          See also Management's Discussion & Analysis of Financial Condition & Results of
          Operations.


                                           Management's Discussion & Analysis of
                                     Financial Condition & Results of Operations
--------------------------------------------------------------------------------

FOUR-FOR-THREE SHARE SPLIT
        On August 16, 1995, the Company declared a four-for-three share split. The share split was distributed on September 15, 1995 to shareholders of record as of September 1, 1995. Last year, on May 13, 1994, the Company also declared a four-for-three share split. That share split was distributed on June 22, 1994, to shareholders of record as of June 1,1994. All share and per share amounts have been retroactively restated to give effect to both four-for-three splits.

THERMASTOR TECHNOLOGIES, LTD.
        During 1995, the Company formed a limited liability company jointly owned with Battelle, to develop and license the use of thermal technologies to companies that operate in unrelated and non-competitive industries. To date, several companies have expressed interest in the technologies. Thus far, no companies have been licensed to use this jointly developed technology. The results of operations of ThermaStor, which are not material to the Company, are included in the Company's operating results.

LISTING ON THE NEW YORK STOCK EXCHANGE
        In July 1995, the Company listed its common shares on the New York Stock Exchange, after many years of having its common shares traded on the American Stock Exchange. This move to the premier prestige exchange in the world, gives the Company and its shareholders access to greater visibility in the investment community.

LIQUIDITY AND CAPITAL RESOURCES
        The assets used by the Company in the development, production, marketing, warehousing and distribution, and sale of its products consist mainly of current assets such as cash, receivables, inventory, and prepaid expenses; and net property, plant and equipment. Most of the Company's assets are current assets. At the end of 1995, 74.4 percent of the Company's assets were current, compared with 73.7 percent at year end 1994. A substantial portion of the remaining assets of the Company are net property, plant and equipment.
        At year end 1995, the Company had $43.9 million in net working capital, comprised of $62.7 million in current assets, less $18.8 million in current liabilities. At year end 1994, the Company had $39.4 million in net working capital. In many recent years, most of the increase in net working capital has been generated from net earnings. During 1995, substantially all of the $4.6 million increase in net working capital was generated through net earnings. During 1994, net working capital increased by $11.5 million. About $7.4 million of the increase was derived from additional long-term debt that the Company borrowed in July, 1994 (see also the discussion that follows regarding long-term borrowings), with the balance of the increase generated from 1994 operations.
     The Company ended 1995, with $6.3 million in cash, $15.2 million in net trade receivables and $31.7 million in inventories. This compares with $2.4 million in cash at year end 1994, $21.0 million in net trade receivables and $26.1 million in inventories. The increase in cash from 1994 to 1995, as detailed in the accompanying Consolidated Statements of Cash Flows, largely reflected the profitable operations of the Company.
     The decrease in net trade receivables was due to two principle factors: a) about $2.2 million of the decrease reflected improved collection of accounts and the earlier shipment of products in 1995 versus in 1994, and b) about $3.6 million of the decrease resulted from an increase in allowances provided by the Company at year end 1995 compared with 1994. At year end 1995, the Company provided about $7.7 million in estimated allowances for products anticipated to be returned by customers, and for customer promotional activities, plus a nominal amount for doubtful accounts. This compares with an allowance at year end 1994 of $4.1 million. The increase in allowances in 1995 compared with 1994, is mainly related to estimated returns and promotions. Inventories at year end 1995 were $5.6 million greater than at year end 1994, an increase of about 21.7 percent from year to year. The increase in inventory is slightly greater than the growth in net sales from 1994 to 1995 of 17.0 percent. The Company ended 1995 with greater inventory than anticipated as a result of sales for the year being slightly lower than expected. The Company expects to utilize substantially all of its inventory to satisfy anticipated 1996 customer demand. The Company historically has not had a significant exposure to inventory obsolescence or markdown.
     Other receivables at year end 1995 amounted to $3.0 million, compared with $2.4 million at year end 1994. In both years, other receivables were comprised primarily of recoverable customs duties, and balances that the Company expects to recoup from its supplier in the Orient.
     The Company traditionally leases most of its facilities. During 1995, the Company opened a second leased manufacturing facility in Zacatecas, Mexico, adjacent to its other leased manufacturing plant in Zacatecas, first occupied in 1993. During 1995, there were no other significant facilities newly leased by the Company.

Management's Discussion & Analysis of
Financial Condition & Results of Operations
   continued
--------------------------------------------------------------------------------

During 1994, the Company leased a warehouse in Laredo, Texas, for the storage and distribution of its thermal comfort product line. Also, late in 1994, the Company leased a facility in Asheboro, North Carolina to combine the operating facilities of Vesture Corporation into one location. The Company periodically evaluates its operating capacity and believes that its current facilities will satisfy its operational needs for the immediately foreseeable future.
        Most of the capital expenditures in 1995 and 1994 were for production machinery and equipment, and computer-related equipment. In December 1995, the Company sold two properties that had not been used in its operations for many years. These properties had been leased to other companies; the lease on one property had expired and the lease on the other was about to expire. The Company received, in the aggregate, about $700 thousand in cash as well as a note from one of the buyers. Included in other income for 1995, is a gain of $966 thousand that the Company recognized upon the sale of both properties. For tax purposes, the gain on the sale of one of the properties has been deferred and will be recognized on the installment sale method.
        The operations of the Company have historically been funded by internally generated capital. In recent years, the Company has also relied on its Revolving Credit Agreement ("Revolver") to satisfy any additional capital requirements, including seasonal working capital needs.
        During 1995, the maximum that the Company borrowed under the Revolver was $38 million compared with a maximum of $26 million in 1994. At the end of 1994, $2 million in notes were outstanding and classified as short-term notes in the accompanying Consolidated Financial Statements. There were no such notes outstanding at the end of 1995.
        The Company and its lending banks have modified certain covenants of the Revolver several times in the last few years in order to meet the Company's needs. The amendments have typically been to extend the terms of the Revolver and to modify certain covenants.
         On February 28, 1996, the Company and its banks agreed to a new multiyear Revolver, that extends through 1998, with provisions for extensions beyond 1998 under certain conditions. The new Revolver contains covenants typical of agreements of its type and duration. The new Revolver provides the Company with a seasonally adjusted available line of credit ranging from $6.0 million to $51.0 million.
         In 1994, the Company issued a $15 million, 9.7% Note, due in 2004. The Note contains covenants which the Company believes are normally found in agreements of this type. The Note and Revolver place restrictions on the amount of future borrowings the Company may incur, and contain certain other financial covenants. The Note requires semi-annual interest payments, with principal repayments commencing in 1998. A portion of the proceeds of the Note was used to prepay $2.8 million, 10 3/8% Notes due in 1997. The balance of the proceeds were used to repay long-term borrowings under the Revolver of $5.5 million, outstanding at that time, and to add about $7.4 million to the net working capital of the Company. The Company is in compliance with all covenants of the Note, Revolver, and all other debt agreements.
          In September, 1995 and in June, 1994, the Company distributed four-for-three share splits, as discussed above. The Company last paid cash dividends in 1981. While the Company's various loan agreements, at year end 1995, permitted the payment of dividends and the repurchase of common shares for treasury, the Company has no current plans to resume the payment of cash dividends. Subject to certain limitations contained in various loan agreements, the Company may borrow additional long-term debt, should that be necessary. See
Note 5 to the Consolidated Financial Statements for additional information.
          The Company believes that it has a strong balance sheet, with good financial ratios. At year end 1995, the Company's total capitalization amounted to $63.0 million. It was comprised of 24.4 percent long-term debt and capital lease obligations and 75.6 percent shareholders' equity. This compares with total capitalization of $57.5 million at year end 1994, with a ratio of
28.6 percent long-term and capital lease obligations and 71.4 percent shareholders' equity. The Company's current ratio, a relationship of current assets to current liabilities, was 3.34 to 1 at year end 1995, compared with
3.27 to 1 at year end 1994.

ACQUISITION OF VESTURE CORPORATION
          In July 1994, the Company purchased all the outstanding stock of Vesture Corporation, which manufactures and markets thermal comfort products. The purchase was paid entirely by the issuance of treasury shares of the Company valued at $5 million. As a result of the purchase, the Company recognized approximately $4.6 million in goodwill which is being amortized over a forty-year period. The operating results of Vesture are included in the Consolidated Financial Statements for the period following the acquisition by the Company.

                                           Management's Discussion & Analysis of
                                     Financial Condition & Results of Operations
                                                                       continued
--------------------------------------------------------------------------------

IMPACT OF MEXICAN PESO DEVALUATION
        In late December 1994, the Mexican peso suffered increasing devaluation pressure on world currency markets. When compared with its value throughout most of 1994, by early March 1995, the peso had declined in value versus the US Dollar by approximately 50 percent.
        During 1995, the devaluation of the peso had a positive impact on the Company's manufacturing labor costs by an estimated net amount of $1.5 million, after appropriate offset of wage increases in Mexico. An insignificant portion of the Company's sales are made in Mexico and those sales are conducted in dollars. The Company estimates that the devaluation had a negative impact on sales to its Mexican customers by about $250 thousand, during 1995. The Company leases its facilities in Mexico, and only a minor portion of its assets are denominated in pesos. The Company believes that it does not have a sizable exposure to the loss of value of its assets as a result of any potential future currency devaluation.


EFFECT OF NEW ACCOUNTING STANDARDS
FINANCIAL ACCOUNTING STANDARDS NO. 121 - "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF"
        During 1995, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement establishes standards for the impairment of long-lived assets, and requires that certain assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that the adoption of this pronouncement will not have a significant impact on its financial position or results of operations.


FINANCIAL ACCOUNTING STANDARDS NO. 123 - "ACCOUNTING FOR STOCK BASE
COMPENSATION"
        During 1995, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The standard provides that beginning in 1996, companies must either recognize as compensation expense in the financial statements the cost of certain stock option plans or disclose in the footnotes to the related financial statements the proforma impact of such stock based compensation. The Company believes that the adoption of this pronouncement will not have a significant impact on its financial position or results of operations.


RESULTS OF OPERATIONS
1995 SALES AND OPERATIONS COMPARED WITH 1994
        Net sales for 1995 grew by 17 percent to $136.6 million from $1
16.7 million in 1994. During the same period, net earnings increased by 65 percent to $6.3 million from $3.8 million in 1994. The increase in net sales came from nearly all the Company's product lines. Most of the increase in net sales represents growth in volume, with only modest increases in unit pricing.
        Gross profit for 1995 also increased. Gross profit amounted to $60.5 million in 1995, compared with $46.7 million in 1994, an increase of 29.4 percent. The largest portion of the increase in gross profit dollars was directly related to the 17 percent increase in net sales. As a percent of net sales, gross profit also increased to 44.3 percent in 1995 from 40.0 percent in 1994. The principle factors accounting for the increase in gross profit percent were: a) during 1995, the Company's manufacturing operated very efficiently, without any significant problems similar to those that occurred in 1994, and b) the devaluation of the Mexican peso in December 1994, helped to lower the costs of operating the Company's Mexican manufacturing facilities. The Company estimates that the devaluation of the peso resulted in a net $1.5 million in reduced manufacturing labor costs, during 1995 when compared with 1994.
        Selling, general and administrative expenses also increased in 1995 to $48.6 million, a 23.3 percent increase over the $39.4 million expense incurred in 1994. Most of the increase related to marketing and sales programs implemented to support the additional net sales realized during the year. Included in the marketing program was the use of television advertising for some channels of distribution. In 1995, the Company utilized television advertising for the thermal items sold through accessories departments in department stores. The Company believes that this use of television advertising was not cost-effective.
        As noted in the previous discussion about Liquidity and Capital Resources, the Company sold two facilities that it had previously leased to other companies. Included in other income, is a gain of $966 thousand, recognized in 1995, as a result of the sales.

Management's Discussion & Analysis of
Financial Condition & Results of Operations
     continued
--------------------------------------------------------------------------------


        Net interest expense increased also in 1995, to $3.0 million from $1.7 million in 1994. During 1995, the Company's average short-term seasonal borrowings amounted to $19.2 million compared with $12.5 million in 1994. The average rate incurred on those borrowings in 1995 was 7.1 percent compared with an average rate in 1994 of 5.7 percent. In addition, the Company issued a $15 million 9.7% Note in mid year 1994, that was outstanding for only half of 1994, but for the entire year of 1995.
        For the year, earnings before income taxes amounted to $10.0 million compared with $6.0 million in 1994, a 67.2 percent increase. Net earnings after taxes increased 65.3 percent in 1995 to $6.3 million from $3.8 million in 1994. After restatement for the four-for-three share split distributed on September 15, 1995, primary earnings per share in 1995 amounted to $0.81, a fifty percent increase over 1994 earnings per share of $0.54. For 1995, fully diluted earnings per share amounted to $0.80.

1994 SALES AND OPERATIONS COMPARED WITH 1993
        During 1994, net sales grew 15.4 percent to $116.7 million from $101.2 million during 1993. Substantially all the growth in net sales occurred in the thermal comfort product line. As a result of unseasonably warm fall and early winter weather throughout much of the United States, the Company received order cancellations of approximately $3.5 million of these products from department store cold weather departments.
        Gross profit for the year increased to $46.7 million from $41.4 million in 1993. Gross profit as a percent of net sales declined slightly in 1994 to 40.0 percent, having been 40.9 percent in 1993. The reasons for the slight decline included the added costs the Company incurred following the implementation of a fully integrated manufacturing control software system. As a result of the implementation of this system, which occurred during the second quarter, the Company experienced delays in production, resulting in lost slipper production and adverse manufacturing variances, during the final nine months of the year. Manufacturing variances were also incurred as the Company increased head-counts to catch up on production. This increased spending lowered efficiencies and adversely affected gross profit for the year. The lost production also adversely affected footwear deliveries in 1994.
                Selling, general and administrative expenses increased by 14.7 percent during 1994, to $39.4 million from $34.3 million in 1993. Much of the increase was in the area of marketing, selling and promotional support programs put into place to support increases in net sales.
                Other income in 1994, declined from 1993. A royalty agreement in place for many years, was terminated at the request of the licensee. After year end 1994, the Company executed a new agreement, at a reduced royalty, which replaced the previous agreement.
                Net interest expense in 1994, increased to $1.7 million from $1.5 million in 1993. The primary cause of the increased interest expense was the increase in the amount of long-term debt that the Company carried since borrowing $15 million in July 1994. During 1994, the average short-term bank borrowings amounted to $12.5 million, compared with $14.2 million during 1993. Interest rates on short-term seasonal borrowings in 1994 averaged 5.7 percent, compared with 4.9 percent in 1993.
        For 1994, earnings before income taxes amounted to $6.0 million, up slightly from the prior year's pretax earnings of $5.98 million. Net earnings after taxes amounted to $3.81 million up slightly from the prior year's net earnings of $3.80 million. Earnings per common share amounted to $0.54 in 1994 compared with $0.57 in 1993. The principle cause of the decline in earnings per share was the additional shares outstanding following the purchase of Vesture Corporation. All per share calculations have been retroactively restated to give effect to the four-for-three share splits distributed to shareholders on June 22, 1994, and on September 15, 1995.

                                                     Consolidated Balance Sheets
                                         R.G. Barry Corporation and Subsidiaries

                                                                          December 30, 1995        December 31, 1994
                                                                                       (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (note 5)                                            $ 6,267                   $ 2,360
  Accounts and note receivable:
    Trade (less allowance for doubtful receivables, returns and
     promotions of $7,670,000 and $4,100,000, respectively)                      15,222                    20,972
    Other                                                                         3,030                     2,440
  Inventory (note 3)                                                             31,708                    26,062
  Deferred income taxes (note 8)                                                  4,406                     2,919
  Prepaid expenses                                                                2,088                     1,930
                                                                                 ------                    ------
    Total current assets                                                         62,721                    56,683
                                                                                 ------                    ------
Property, plant and equipment, at cost (notes 4 and 6)                           36,964                    35,663
  Less accumulated depreciation and amortization                                 22,808                    21,878
                                                                                 ------                    ------
    Net property, plant and equipment                                            14,156                    13,785
                                                                                 ------                     -----
Deferred income taxes (note 8)                                                       --                        40
Goodwill (less accumulated amortization of $164,000 and $48,000,
  respectively)                                                                   4,462                     4,578
Note receivable (note 4)                                                          1,079                        --
Other assets                                                                      1,922                     1,875
                                                                                 ------                    ------
                                                                                $84,340                   $76,961
                                                                                =======                   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current installments of long-term debt and capital lease
    obligations (notes 5 and 6)                                                     815                   $   677
  Short-term note payable (note 5)                                                   --                     2,000
  Accounts payable                                                                8,961                     8,174
  Accrued expenses (note 9)                                                       9,017                     6,481
                                                                                 ------                    ------
   Total current liabilities                                                     18,793                    17,332
                                                                                 ------                    ------
Accrued retirement cost, net (note 10)                                            2,484                     2,130
Deferred income taxes (note 8)                                                       62                        --
Long-term debt and capital lease obligations, excluding current installments:
   Long-term debt (note 5)                                                       15,000                    15,700
   Capital lease obligations (note 6)                                               390                       745
                                                                                 ------                    ------
    Long-term debt and capital lease obligations                                 15,390                    16,445
                                                                                 ------                    ------
    Total liabilities                                                            36,729                    35,907
                                                                                 ------                    ------
SHAREHOLDERS' EQUITY (NOTES 5, 11 AND 12):
Preferred shares, $1 par value. Authorized 4,000,000 Class A and 1,000,000 Series I Junior Participating Class B shares;
   none issued                                                                       --                        --
Common shares, $1 par value. Authorized 15,000,000 shares;
   issued 7,410,000 and 7,389,000 shares (excluding treasury
   shares of 557,000 and 537,000, respectively)                                   7,410                     5,543
Additional capital in excess of par value                                        15,161                    16,770
Retained earnings                                                                25,040                    18,741
                                                                                 ------                    ------
   Net shareholders' equity                                                      47,611                    41,054
                                                                                 ------                    ------
Commitments and contingencies (notes 6, 13 and 14)                              $84,340                   $76,961
                                                                                                          -------

Consolidated Statements of Earnings
   R.G. Barry Corporation and Subsidiaries

                                                   December 30, 1995        December 31, 1994       January 1, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                (in thousands, except per share data)
Net sales                                              $ 136,561               $ 116,720              $ 101,172
Cost of sales                                             76,065                  69,975                 59,795
                                                       ---------               ---------              ---------
  Gross profit                                            60,496                  46,745                 41,377
Selling, general and administrative expenses              48,557                  39,375                 34,322
                                                       ---------               ---------              ---------
  Operating income                                        11,939                   7,370                  7,055
Other income (note 4)                                      1,060                     333                    400
Interest expense, net of interest income of $67,000,
  $152,000 and $19,000, respectively                      (2,962)                 (1,701)                (1,474)
                                                       ---------               ---------              ---------
  Earnings before income taxes                            10,037                   6,002                  5,981
Income tax expense (note 8)                                3,738                   2,191                  2,183
                                                       ---------               ---------              ---------
  Net earnings                                         $   6,299               $   3,811              $   3,798
                                                       =========               =========              =========
Earnings per common share:
  Primary                                                    .81                     .54                    .57
                                                       =========               =========              =========
  Fully diluted                                              .80                     .54                    .57
                                                       =========               =========              =========



Consolidated Statements of Shareholders' Equity
        R.G. Barry Corporation and Subsidiaries

                                                                           Additional
                                                                           capital in
                                                               Common       excess of          Deferred    Retained
                                                               shares       par value      compensation    earnings
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (in thousands)
        Balance at January 2, 1993                           $   3,782       $  12,652       $   (334)   $ 11,132
          Net earnings                                              --              --             --       3,798
          Stock options exercised                                   63             331             --          --
          Amortization of deferred compensation (note 11)           --              --            167          --
          Purchase of shares (note 11)                             (30)           (199)            --          --
          Tax benefit associated with the activity
            under various stock plans (note 11)                     --             121             --          --
                                                                 -----           -----          -----       -----
        Balance at January 1, 1994                               3,815          12,905           (167)     14,930
          Net earnings                                              --              --             --       3,811
          Stock options exercised                                   84             367             --          --
          Amortization of deferred compensation (note 11)           --              --            167          --
          Four-for-three stock split (including $8,000 paid
            for fractional shares)                               1,275          (1,283)            --          --
          Issuance of shares in the Vesture
            Corporation acquisition (note 2)                       319           4,681             --          --
          Issuance of shares in connection with
            the employee stock purchase plan                        86             245             --          --
          Purchase of shares (note 11)                             (30)           (488)            --          --
          Tender of shares (note 11)                                (6)            (98)            --          --
          Tax benefit associated with the activity
            under various stock plans (note 11)                     --             441             --          --
                                                                 -----           -----          -----       -----
        Balance at December 31, 1994                             5,543          16,770             --      18,741
          Net earnings                                              --              --             --       6,299
          Stock options exercised                                   39             155             --          --
          Purchase of shares (note 11)                             (20)           (220)            --          --
          Four-for-three stock split (including $11,000 paid
            for fractional shares)                               1,848          (1,859)            --          --
          Tender of shares (note 11)                                --              (5)            --          --
          Tax benefit associated with the activity
            under various stock plans (note 11)                     --             320             --          --
                                                                ------          ------          -----       -----

                                           Consolidated Statements of Cash Flows
                                         R.G. Barry Corporation and Subsidiaries

                                                                           December 30, 1995  December 31, 1994  January 1,1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              (in thousands)

Cash flows from operating activities:
 Net earnings                                                                    $  6,299         $  3,811           $  3,798
 Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
      Tax benefit associated with the activity under
       various stock plans                                                            320              441                121
      Depreciation and amortization of property,
       plant and equipment                                                          2,158            1,905              1,607
      Amortization of goodwill                                                        116               48                 --
      Deferred income tax provision (credit)                                       (1,385)            (178)               105
      Loss (gain) on disposal of property, plant and equipment                       (966)             (15)                57
      Amortization of deferred compensation                                            --              167                167
      Net (increase) decrease in:
       Accounts and note receivable                                                 5,160           (6,157)            (5,275)
       Inventory                                                                   (5,646)          (7,552)            (1,612)
       Prepaid expenses                                                              (158)            (688)              (247)
       Other assets                                                                   (47)              58               (939)
      Net increase (decrease) in:
       Accounts payable                                                               787            2,903              1,677
       Accrued expenses                                                             2,536              348               (206)
       Accrued retirement cost, net                                                   354             (158)               620
                                                                                 --------         --------           --------
         Net cash provided by (used in) operating activities                        9,528           (5,067)              (127)
                                                                                 --------         --------           --------
Cash flows from investing activities:
 Additions to property, plant and equipment                                        (3,363)          (2,234)            (1,034)
 Proceeds from disposal of property, plant and equipment                              721               14                 10
                                                                                 --------         --------           --------
             Net cash used in investing activities                                 (2,642)          (2,220)            (1,024)
                                                                                 --------         --------           --------
Cash flows from financing activities:
 Repayment of long-term debt, capital lease obligations
   and short-term note payable                                                     (2,917)          (6,996)            (1,839)
 Proceeds from borrowing debt                                                          --           15,000                 --
 Proceeds from stock options exercised                                                194              782                394
 Purchase of common shares for treasury                                              (256)            (622)              (229)
                                                                                 --------         --------           --------
             Net cash provided by (used in) financing activities                   (2,979)           8,164             (1,674)
                                                                                 --------         --------           --------
Net increase (decrease) in cash                                                     3,907              877             (2,825)
Cash at beginning of year                                                           2,360            1,483              4,308
                                                                                 --------         --------           --------
Cash at end of year                                                              $  6,267         $  2,360           $  1,483
                                                                                 ========         ========           ========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
        Interest paid                                                            $  2,930         $  1,351           $  1,633
                                                                                 ========         ========           ========
        Income taxes paid                                                        $  1,740         $  1,770           $  1,853
                                                                                 ========         ========           ========

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
R. G. Barry Corporation and Subsidiaries

--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Operations
          R.G. Barry Corporation is a United States-based multinational corporation. R.G. Barry's principal line of business is comfort products for at and around the home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores. In 1995, two customers accounted for approximately 16% and 11% of the Company's net sales. In 1994, two customers accounted for approximately 15% and 11% of the Company's net sales. In 1993, two customers accounted for approximately 15% and 10% of the Company's net sales.

     (b)  Principles of Consolidation and Industry Information
          The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     (c)  Cash Equivalents
          Investments with maturities of three months or less at the date of issuance are considered cash equivalents.

     (d)  Inventory
          Inventory is valued at the lower of cost or market. Substantially all ending inventory costs in 1993 are determined on the last in, first out (LIFO) basis and the remainder are determined on the first in, first out (FIFO) basis. Approximately 69% and 76% of the 1995 and 1994, respectively, ending inventory costs are determined on the LIFO basis.

     (e)  Depreciation and Amortization
          Depreciation and amortization have been provided substantially on the double declining-balance method over the estimated useful lives of the assets prior to September 30, 1991. On or after October 1, 1991, the Company adopted the straight-line method of depreciation on its machinery and equipment for all property acquired after October 1, 1991. Similar equipment placed in service prior to October 1, 1991 continues to be depreciated by the double declining-balance method.

     (f)  Revenue Recognition
          The Company recognizes revenue when the goods are shipped to customers. The Company has established programs which, in certain circumstances, enable its customers to return product. The effect of these programs is estimated and a returns allowance is provided.

     (g)  Income Taxes
          Effective January 3, 1993, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires deferred tax assets and liabilities be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The cumulative effect of that change was immaterial to the 1993 consolidated statement of earnings.

     (h)  Preferred Shares
          Each Class A Preferred share is entitled to one-tenth of one vote, while the Class B Series I Junior Participating shares are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. The Series I Junior Participating Class B Preferred shares are entitled to cumulative dividends at a quarterly rate of five cents per share. None of these shares have been issued.

     (i)  Employee Retirement Plans
          Retirement plan expense is determined in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87).

     (j)  Per-Share Information
          The computation of earnings for common and dilutive common equivalent shares (primary) for 1995 is based on the weighted average number of outstanding common shares during the period plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options and the stock purchase plan. Earnings per common share assuming full dilution (fully diluted) is based on the market price of the Company's common stock as of the end of the fiscal year.

          The primary weighted average number (in thousands) of common and equivalent shares outstanding was 7,752 in 1995. The fully diluted weighted average number of common and equivalent shares outstanding (in thousands) was 7,889.

                                      Notes to Consolidated Financial Statements
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued
--------------------------------------------------------------------------------

          Earnings per share, both primary and fully diluted, for 1994 and 1993
          are   based on the averaged number of outstanding common shares as the dilutive effect of equivalent common shares was not material. Average outstanding common shares were 7,058 and 6,700 for 1994 and 1993, respectively.

          Effective September 15, 1995, the Board of Directors of the Company approved a four-for-three share split, distributed in the form of a share dividend, to shareholders of record on September 1,1995. In addition, on June 22, 1994, the Board of Directors of the Company approved a four-for-three share split, distributed in the form of a share dividend, to shareholders of record on June 1, 1994. The stock splits both specifically excluded treasury shares. All references to the number of shares and per-share amounts in the financial statements have been restated to reflect the four-for-three splits.

     (k)  Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include accounts receivable and inventory valuation reserves, realizability of the deferred tax assets, and the evaluation of certain contingent liabilities.

     (l)  Fair Value of Financial Instruments

          Cash, accounts receivable, accounts payable, accrued liabilities, and the subordinated debentures are reflected in the financial statements at fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in note 7.

     (m)  Goodwill
          The cost in excess of the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 40 years.

     (n)  New Accounting Pronouncements
          The Financial Accounting Standards Board has issued Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and Statement 123, Accounting for Stock-Based Compensation. Both statements will become effective in 1996. The Company believes that the adoption of these pronouncements will not have a significant impact on financial position or results of operations.

     (o)  Advertising
          The Company expenses the costs of advertising as incurred. For the years ended December 30, 1995, December 31, 1994 and January 1, 1994, advertising expenses approximated $6,056,000, $4,517,000, and $4,024,000, respectively.

     (p)  Reclassification
          Certain amounts in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

(2)  ACQUISITION
     Effective July 14, 1994, the Company acquired all of the outstanding stock of Vesture Corporation, formerly of Randleman, North Carolina. The acquisition has been accounted for by the purchase method of accounting. The purchase price was paid by the issuance of approximately 425,000 common shares of the Company held in treasury, valued at $5,000,000.

(3)  INVENTORY
     If the FIFO method had been used to value inventory, inventory would have been $3,050,000, $2,669,000, and $2,915,000 higher than that reported at the end of 1995, 1994 and 1993, respectively. Because LIFO inventory is valued using the dollar value method, it is impracticable to separate inventory values between raw materials, work-in-process and finished goods.

(4)  PROPERTY, PLANT AND EQUIPMENT

                            December 30,    December 31,      Estimated
                                    1995            1994  life in years
-----------------------------------------------------------------------
                                              (in thousands)
Land and improvements            $   490         $   572           8-15
Buildings and improvements         4,308           5,943          40-50
Machinery and equipment           24,580          22,456           3-10
Leasehold improvements             6,780           6,221           5-20
                                                                  =====
Construction in progress             806             471
                                 -------         -------
                                 $36,964         $35,663
                                 =======         =======

Notes to Consolidated Financial Statements
R. G. Barry Corporation and Subsidiaries continued

    In December 1995, the Company sold two properties that it had previously leased to other companies. The properties, located in Arkansas and Texas were sold at a gain of $966,000. For tax purposes the gain on one property, where the Company carries a mortgage note receivable from the purchaser, has been deferred and accounted for as an installment sale.

    See note 6 for a summary of property and equipment, included above, representing capitalized leases.

(5) LONG-TERM DEBT AND RESTRICTIONS

                                                       December 30,   December 31,
                                                               1995           1994
                                                       ---------------------------
                                                                (in thousands)
9.7% note, due July 2004                                    $15,000        $15,000
9 3/4% Subordinated Sinking Fund Debentures due April 1996      700          1,197
                                                            -------        -------
 Total long-term debt                                        15,700         16,197
Less current installments                                       700            497
                                                            -------        -------
 Long-term debt, excluding current installments             $15,000        $15,700
                                                            =======        =======

    In July 1994, the Company issued an unsecured $15 million 9.7% note, due July 2004. The note requires semi-annual interest payments, with annual principal repayments commencing in 1998.

    In December 1995, the Company amended the unsecured revolving credit agreement with its banks. The new agreement provides the Company with a seasonally adjusted amount of credit that has a minimum availability of $5.5 million and a peak availability of $45 million, with interest at variable rates (8.5% at the end of 1994). At December 30, 1995 and December 31, 1994, $0 and $2 million was outstanding.

    The indentures related to the unsecured Subordinated Sinking Fund Debentures require an annual payment to the trustee sufficient to redeem a principal amount of $700,000 in 1996. The 9 3/4% debentures are redeemable in whole or in part without premium.

    Under the most restrictive covenants of the various loan agreements, the Company is (1) required to maintain a seasonally adjusted minimum working capital, as defined; (2) required to maintain a minimum seasonally adjusted tangible net worth, as defined; (3) required to restrict the annual acquisition of fixed assets; and (4) restricted with regard to the amount of additional borrowings, purchase of treasury shares and payment of dividends. At December 30,1995, approximately $12 million of retained earnings was available for the payment of cash dividends and the purchase of treasury shares (see also note 11). In management's opinion, there were no covenant violations during fiscal 1995 and 1994.

    The Company maintains compensating cash balances, which are not legally restricted, to defray the costs of other banking services provided.

(6) LEASED ASSETS AND LEASE COMMITMENTS

    The Company has a lease agreement with a local government which issued Industrial Development Revenue Bonds to construct and purchase office and plant facilities. The lease expires in 1999, at which time the Company has the right to acquire (at a nominal amount) the property under this lease agreement. The Company also has the option to acquire the leased assets prior to the expiration of the lease for an amount approximating the outstanding bonds, plus accrued interest. The outstanding bonds bear interest at 6.5%.

    At December 30, 1995, minimum lease payments due under this capital lease are:

Fiscal year                             AMOUNT
----------------------------------------------
                                (in thousands)
1996                                      $148
1997                                       150
1998                                       147
1999                                       144
                                          ====
  Total minimum lease payments             589
Less amount representing interest           84
                                          ----
Present value of minimum lease payments   $505
                                          ====

                                     Notes to Consolidated Financial Statements
                                        R.G. Barry Corporation and Subsidiaries
                                                                      continued



The present value of minimum capital lease payments are reflected in the balance sheets:

                                   DECEMBER 30, 1995       December 31, 1994
----------------------------------------------------------------------------
                                                   (in thousands)
Current                                   $115                          $180
Noncurrent                                 390                           745
                                          ----                          ----
                                          $505                          $925
                                          ====                          ====

These leased assets are capitalized in property, plant and equipment:

                                     DECEMBER 30, 1995     December 31, 1994
----------------------------------------------------------------------------
                                                       (in thousands)
Land and improvements                           $  392                $  424
Buildings and improvements                       2,478                 3,067
Machinery and equipment                             --                   287
                                                ------                ------
                                                 2,870                 3,778
Less accumulated amortization                    1,602                 2,324
                                                ------                ------
   Net book value                               $1,268                $1,454
                                                ======                ======

The Company occupies certain manufacturing, warehousing, operating and sales facilities and uses certain equipment under other cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 30, 1995 follows:

Fiscal year                                                           AMOUNT
                                                              (in thousands)
----------------------------------------------------------------------------
1996                                                                 $ 3,278
1997                                                                   2,698
1998                                                                   2,101
1999                                                                   1,805
2000                                                                   1,038
2001-2005                                                              2,551
2006-2007                                                                949
                                                                     -------
                                                                     $14,420
                                                                     =======

Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 1995, 1994 and 1993 amounted to $4,569,000, $3,480,000, and $2,619,000, respectively.

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS
    The Company has determined the fair value of its long-term debt as follows:

     9.7% Note
     ---------
     The fair value of the note was determined based upon the present value of expected cash flows considering expected maturities and using current interest rates available to the Company for borrowings with similar terms.

The carrying amounts and estimated fair value of the Company's long-term debt at December 30, 1995, and December 31, 1994 are:

        DECEMBER 1995   CARRYING AMOUNTS        FAIR VALUE
        -------------   ----------------        ----------
        9.7% note       $15,000,000             $15,900,000

        DECEMBER 1994
        -------------
        9.7% note       $15,000,000             $14,400,000

Notes to Consolidated Financial Statements
R.G. Barry Corporation and Subsidiaries
continued
-------------------------------------------------------------------------------


(8) INCOME TAXES
    ------------
    Effective January 3, 1993, the first day of fiscal 1993, the Company adopted Financial Accounting Standards Board Statement 109, Accounting for Income Taxes (FASB 109). The cumulative effect of this change determined as of January 3, 1993, had no material impact on the consolidated statement of earnings.


Income tax expense (benefit) consists of:
                                                   1995            1994      1993
                                                  --------------------------------
                                                          (in thousands)
Current expense:
 Federal                                         $ 4,483         $ 2,083   $ 1,714
 Foreign                                              60              50       129
 State                                               580             236       235
                                                 -------         -------   -------
                                                   5,123           2,369     2,078
Deferred federal expense (benefit)                (1,385)           (178)      105
                                                 -------         -------   -------
                                                 $ 3,738         $ 2,191   $ 2,183
                                                 =======         =======   =======

The differences between income taxes computed by applying the statutory federal income tax rate (34%) and income tax expense in the consolidated financial statements are:

                                                         1995      1994       1993
                                                      ----------------------------
                                                             (in thousands)
Computed "expected" tax expense                        $3,280   $ 2,041    $ 2,034
State income taxes, net of federal income taxes           383       156        155
Foreign income tax expense                                 60        50        129
Adjustment of estimated income tax liabilities
  for prior years                                          --      (181)      (252)
Other, net                                                 15       125        117
                                                      -------   -------    -------
                                                      $ 3,738   $ 2,191    $ 2,183
                                                      =======   =======    =======

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 30, 1995 and December 31,1994 are presented below:

                                                         December 30, 1995      December 31, 1994
                                                         ----------------------------------------
                                                                           (in thousands)
Deferred tax assets:
 Accounts receivable, principally due to allowances for returns,
   promotions and doubtful accounts                                 $2,915                 $1,555
 Inventories, principally due to additional costs inventoried for
   tax purposes                                                        840                    599
 Package design costs not currently deductible for tax purposes        367                    284
 Certain accounting accruals, including such items as
  self-insurance costs, vacation costs, and others, not currently
  deductible for tax purposes                                          284                    481
 Pension costs not currently deductible for tax purposes               849                    742
                                                                    ------                 ------
    Total deferred tax assets                                        5,255                  3,661
Deferred tax liabilities --
 Basis differences and differing methods of depreciation
   for book and tax purposes                                           521                    702
Difference in gain recognition on sale of property, plant,
   and equipment                                                       390                     --
                                                                    ------                 ------
    Total deferred tax liabilities                                     911                    702
                                                                    ------                 ------
    Net deferred tax assets                                         $4,344                 $2,959
                                                                    ======                 ======

                                      Notes to Consolidated Financial Statements
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued
--------------------------------------------------------------------------------


(9)  ACCRUED EXPENSES

                     December 30, 1995   December 31, 1994
                     -------------------------------------
                               (in thousands)
     Salaries and wages   $  774              $  893
     Income taxes          5,283               2,222
     Other                 2,960               3,366
                          ------              ------
                          $9,017              $6,481
                          ======              ======

(10) EMPLOYEE RETIREMENT PLANS
     The Company and its domestic subsidiaries have noncontributory retirement plans for the benefit of salaried and nonsalaried employees (the Plans).

     The employees covered under the Plans are eligible to participate upon the completion of one year of service. Salaried retirement plan benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried retirement plan benefits are based on a fixed amount for each year of service. The Plans provide reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974.

     The funded status of the salaried retirement plan and the prepaid retirement cost recognized at December 30, 1995 and December 31, 1994 are:


                                                                   December 30, 1995    December 31, 1994
                                                                   --------------------------------------
(in thousands)                                                                   (in thousands)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefit of
     $7,353,000 and $6,550,000, respectively                          $  7,620             $  6,744
  Projected effect of increase in compensation levels                    1,411                1,178
                                                                      --------             --------
Projected benefit obligation (PBO)                                       9,031                7,922
Plan assets at fair value                                               11,025                9,520
                                                                      --------             --------
Plan assets in excess of PBO                                             1,994                1,598
Unrecognized net loss from past experience different from that
  assumed and effects of changes in actuarial assumptions                  351                1,076
Unamortized net asset existing at the date of adoption of
  FAS No. 87, which is being amortized over approximately 12 years        (538)                (688)
Unrecognized prior service cost                                           (741)                (853)
                                                                      --------             --------
     Prepaid retirement cost recognized in the accompanying
        consolidated balance sheets                                   $  1,066             $  1,133
                                                                      ========             ========

The funded status of the nonsalaried retirement plan and the accrued retirement cost recognized at December 30, 1995 and December 31, 1994 are:

                                                                    December 30, 1995        December 31, 1994
                                                                    -----------------------------------------
                                                                                  (in thousands)
Actuarial present value of benefit obligations--
Accumulated benefit obligation, including vested benefit of
  $9,065,000 and $8,291,000, respectively                                   $ 9,262                $ 8,442
Plan assets at fair value                                                     8,386                  7,442
                                                                            -------                -------
Accumulated benefit obligation greater than plan assets                        (876)                (1,000)
Unrecognized net gain from past experience different from that assumed and
  effects of changes in actuarial assumptions                                  (592)                  (387)
Unamortized net asset existing at the date of adoption of
   FAS No.87, which is being amortized over approximately 12 years             (167)                  (266)
Unrecognized prior service cost                                                 394                    488
                                                                            -------                -------
   Accrued retirement cost recognized in the accompanying
     consolidated balance sheets                                            $(1,241)               $(1,165)
                                                                            =======                =======

Notes to Consolidated Financial Statements
R. G. Barry Corporation and Subsidiaries
        continued
-------------------------------------------------------------------------------


The Company also has a Supplemental Retirement Plan (SRP) for certain officers and other key employees of the Company as designated by the Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients' final average monthly compensation, reduced by a certain percentage of their social security benefits.

The funded status of the SRP and the accrued retirement cost recognized at December 30, 1995 and December 31, 1994 are:

                                                                                  December 30, 1995      December 31, 1994
                                                                                  ----------------------------------------
                                                                                               (in thousands)
     Actuarial present value of benefit obligations:
        Accumulated benefit obligation, including vested benefit of
           $2,633,712 and $2,172,000, respectively                                        $ 2,676               $ 2,212
     Projected effect of increase in compensation levels                                      482                   526
                                                                                          -------               -------
     Projected benefit obligation (PBO)                                                     3,158                 2,738
     Plan assets at fair value                                                                 --                    --
                                                                                          -------               -------
     PBO in excess of plan assets                                                          (3,158)               (2,738)
     Unrecognized net loss (gain) from past experience different from
        that assumed and effects of changes in actuarial assumptions                           69                  (194)
     Unamortized net obligation existing at the date of adoption of
        FAS No. 87, which is being amortized over approximately 12 years                      266                   315
     Unrecognized prior service cost                                                          371                   414
     Adjustment required to recognize minimum liability                                      (249)                  (34)
                                                                                          -------               -------
           Accrued retirement cost recognized in the accompanying
             consolidated balance sheets                                                  $(2,701)              $(2,237)
                                                                                          =======               =======

     The weighted-average discount rate and the rate of increase in future compensation levels (salaried and SRP plans only) used in determining the actuarial present value of the PBO for the Plans was 7.50% in 1995 and 8.0% in 1994, and 5% in 1995 and 1994, respectively. The expected long-term rate of return on assets for the Plans was 9.25% and 9% in 1995 and 1994, respectively. The Plans' assets consist primarily of stocks and corporate bonds listed on national exchanges, and U.S. government obligations. The components of net pension cost for the salaried, nonsalaried and supplemental retirement plans were:

                                                        1993       1994         1993
                                                        ----------------------------
                                                                 (in thousands)
     Service cost-benefits earned during the period   $   572    $   643       $   509
     Interest cost on PBO                               1,498      1,397         1,262
     Actual return on plan assets                      (1,384)    (1,355)       (1,253)
     Net amortization and deferral                        (63)      (166)         (200)
                                                      -------    -------       -------
                                                      $   623    $   519       $   318
                                                      =======    =======       =======

     The Company adopted an Employee Stock Ownership Plan (ESOP) in 1986. The rate of contribution to the ESOP is discretionary with the Company's Board of Directors. There was no charge to earnings for the ESOP in 1995, 1994 and 1993.

     The Company adopted a 401(k) plan effective September 1, 1995. Salaried and nonsalaried employees contribute a percentage, as defined, of their compensation per pay period and the Company contributes up to 50% of the first 2% of each participant's compensation contributed to this plan. The Company's contribution to the 401(k) plan for the year ended December 30, 1995 was $57,000.

(11) SHAREHOLDERS' EQUITY
     The Company has various stock option plans, which have granted incentive stock options (ISO's) and nonqualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than 100% of the fair market value at date of grant. Stock appreciation rights may be issued on certain options subject to certain limitations. There were no rights outstanding at December 30, 1995, December 31, 1994 or January 1, 1994. Information with respect to options under these plans is:

                                      Notes to Consolidated Financial Statements
                                        R. G. Barry Corporation and Subsidiaries
                                                                  continued

----------------------------------------------------------------------------------------------
                                                        ISO       Nonqualified
                                                       number        number      Option price
Qualified plans                                       of shares     of shares     per share
----------------------------------------------------------------------------------------------
Outstanding at January 2, 1993                           501,400        --      $ 1.97 -  4.92
Granted                                                  218,600        --        4.01 -  4.41
Exercised                                               (112,500)       --        1.97 -  4.92
Canceled                                                 (56,500)       --        2.32 -  4.92
                                                         -------     ------     --------------
Outstanding at January 1, 1994                           551,000        --        1.97 -  4.92
Granted                                                  323,300     68,100       8.72 - 17.54
Exercised                                               (131,900)       --        2.12 -  4.92
Canceled                                                 (18,800)       --        2.32 - 10.54
                                                         -------     ------     --------------
Outstanding at December 31, 1994                         723,600     68,100       1.97 - 17.54
Granted                                                   59,900      6,200       8.16 - 17.88
Exercised                                                (46,700)       --        1.97 - 10.55
Canceled                                                 (13,800)       --        2.32 - 15.75
                                                         -------     ------     --------------
Balance outstanding at December 30, 1995                 723,000     74,300     $ 1.97 - 17.88
                                                         =======     ======     ==============
Options exercisable at December 30, 1995                 253,300     18,000
                                                         =======     ======
Remaining shares available for grant at
 December 30, 1995                                       238,000
                                                         =======

At December 30, 1995, December 31, 1994 and January 1, 1994, the options outstanding under these plans were held by 84, 81, and 69 employees, respectively, and had expiration dates ranging from 1996 to 2005.

Pursuant to the terms of the various stock option plans, optionees may tender shares previously owned for a minimum period in exchange for the exercise of options under the plans. The 250 and 10,000 treasury shares acquired by the Company in 1995 and 1994 were acquired in conjunction with the exercise of options.

The Company has an employee stock purchase plan in which approximately
600 employees are eligible to participate. Under the terms of the Plan, employees receive options to acquire common shares at the lower of 85% of the fair market value on their enrollment date or the termination date of the plan term.

                               Shares
                             subscribed
                             ----------
Balance at January 2, 1993     134,500
Subscriptions                    4,900
Purchases                           --
Cancellations                  (22,100)
                               -------
Balance at January 1, 1994     117,300
Subscriptions                   55,200
Purchases                     (113,100)
Cancellations                   (4,800)
                               -------
Balance at December 31, 1994    54,600
Subscriptions                    2,500
Purchases                           --
Cancellations                   (8,200)
                               -------
Balance at December 30, 1995    48,900
                               =======

At December 30, 1995 the option to purchase the 48,900 shares is held at 258 employees at $13.86 to $14.66 per share.

The Company previously issued 533,000 restricted common shares pursuant to an employment agreement with a key executive. Prior to the lapse of restrictions, these shares could not be disposed of or transferred by the holder, however, the shares were entitled to full voting and dividend rights. The restrictions lapsed, with certain exemptions, at the rate of 10% per year. Without regard to any debt covenant limitations, the Company was obligated under the agreement to purchase up to 50% of the unrestricted shares presented by the executive within 90 days of the date the restrictions lapsed. In March 1995, March 1994, and January 1993, the Company purchased 27,000 shares, 53,000 shares, and 53,000 shares, respectively, presented by the executive at a price of $12.00 per share, $17.25 per share, and $7.63 per share, respectively, which represented the market value of the shares on the date of purchase. During 1995, the final restrictions lapsed,

Notes to Consolidated Financial Statement
 R.G. Barry Corporation and Subsidiaries
        continued
-------------------------------------------------------------------------------



     and the Company fulfilled its final obligation, under the agreement, to purchase any such shares. Charges to earnings relating to this plan were zero in 1995, $167,000 in 1994, and $167,000 in 1993. The agreement also provides for separation compensation in the certain circumstances and in the event of early termination.

     In the event that shares received through the various stock plans are sold within one year of exercise, the Company is entitled to a tax deduction. The deduction is not reflected in the consolidated statement of earnings but is reflected as an increase in additional capital in excess of par value.

(12)PREFERRED SHARE PURCHASE RIGHTS
    The Company's Board of Directors previously declared a dividend of one Preferred Share Purchase Right (Right) on each outstanding common share of the Company. Under certain conditions, each Right may be exercised to purchase a fractional share of Series I Junior Participating Class B Preferred Shares, par value $1 per share, at an initial exercise price of $20. The Rights may not be exercised until the earlier of 15 days after a public announcement that a person or group has acquired, or obtained the right to acquire, 25% or more of the Company's outstanding common shares (Share Acquisition Date) or 10 business days after the commencement of a tender or exchange offer that would result in a person or group owning 30% or more of the Company's outstanding common shares.

    In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

    If, after the Share Acquisition Date, the Company is the surviving corporation in a merger with the acquiring person or group, or if a person or group acquires 30% or more of the Company's common shares under certain circumstances, then each holder of a Right will be entitled to buy common shares of the Company having a market value of two times the exercise price of the Right.

    The Rights, which do not have any voting rights, expire on March 16,1998, and may be redeemed by the Company at a price of $0.01 per Right at any time until 15 days following the Share Acquisition Date.

(13)RELATED PARTY OBLIGATION
    The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the key executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value on the date of purchase, held by the key executive. To fund its potential obligation to purchase such shares, the Company has purchased a $5-million life insurance policy on the key executive, the cash surrender value of which is included in other assets in the accompanying balance sheet. In addition, for a period of 24 months following the key executive's death, the Company will have a right of first refusal to purchase any shares of the Company owned by the key executive at the time of his death if his estate elects to sell such shares. The Company would have the right to purchase such shares on the same terms and conditions as the estate proposes to sell such shares.

(14)CONTINGENT LIABILITIES
    In 1994, the Company and several of its officers and directors were named as defendants in three related purported class action lawsuits, pending in the United States District Court for the Southern District of Ohio, Eastern Division. The District Court subsequently consolidated these three class actions into a single case. The complaint alleges that the defendants violated federal securities laws by making false and misleading statements, engaged in common law fraud and deceit by making material misstatements and violated state law by making negligent misrepresentations. Plaintiffs seek damages in favor of plaintiffs and all other members of the purported class in such amounts (which are not quantified in their complaint) as the court determines have been sustained by them. The Company believes that these actions are without merit and that it has meritorious defenses. The Company intends to defend itself vigorously against these actions. Management does not expect the resolution of this matter to have a material adverse effect on the Company's financial position or results or operations.

    The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

                                       Independent Auditors' Report
                                        R. G. Barry Corporation and Subsidiaries
--------------------------------------------------------------------------------


The Board of Directors and Shareholders
R.G. Barry Corporation:

     We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries (the Company) as of December 30, 1995, and December 31, 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 1995, in conformity with generally accepted accounting principles.





KPMG Peat Marwick LLP
Columbus, Ohio
February 21, 1996