Form 10-K, Exhibit 13
period 2000-12-30
BARRY R G CORP /OH/
filed 2001-03-29
CIK 749872

                                                                    Exhibit 13.1

SIX YEAR REVIEW OF SELECTED FINANCIAL DATA
R.G.BARRY CORPORATION AND SUBSIDIARIES

SUMMARY OF OPERATIONS (THOUSANDS)                         2000         1999         1998        1997**        1996         1995
                                                        --------     --------     --------     --------     --------     --------
Net sales                                               $149,435     $140,092     $149,404     $148,034     $147,284     $134,034
Cost of sales                                             93,816       85,996       76,707       77,401       81,797       73,157
  Gross profit                                            55,619       54,096       72,697       70,633       65,487       60,877
Selling, general and administrative expenses              58,321       66,416       56,719       53,137       49,008       48,557
Restructuring and asset impairment charges                 1,921        5,914         --           --           --           --
Other income (expense)                                     1,717          502          380          415         (211)       1,060
Proceeds from litigation, net of expenses incurred         4,476         --           --           --           --           --
Interest expense, net                                     (1,802)      (1,651)      (1,607)      (1,817)      (2,483)      (2,962)
Earnings (loss) before income taxes                         (232)     (19,383)      14,751       16,094       13,785       10,418
Income tax expense (benefit)                                 522       (4,778)       5,443        6,420        5,511        3,879
Minority interest                                            (52)         (20)        --           --           --           --
Net earnings (loss)                                     $   (806)    $(14,625)    $  9,308     $  9,674     $  8,274     $  6,539
ADDITIONAL DATA
Basic earnings (loss) per share*                        $  (0.09)    $  (1.55)    $   0.96     $   1.02     $   0.89     $   0.71
Diluted earnings (loss) per share*                      $  (0.09)    $  (1.55)    $   0.93     $   0.99     $   0.84     $   0.67
Book value per share*                                   $   6.34     $   6.46     $   8.12     $   7.23     $   6.26     $   5.35
Annual % change in net sales                                 6.7%        (6.2)%        0.9%         0.5%         9.9%        14.1%
Annual % change in net earnings                            (94.5)%     (257.1)%       (3.8)%       16.9%        26.5%        78.9%
Net earnings (loss) as a percentage of
  beginning shareholders' equity                            (1.3)%      (18.5)%       13.5%        16.5%        16.7%        15.3%
Basic average number of shares
  outstanding (in thousands)*                              9,399        9,455        9,698        9,504        9,308        9,234
Diluted average number of shares
  outstanding (in thousands)*                              9,399        9,455        9,992        9,820        9,827        9,690
FINANCIAL SUMMARY (THOUSANDS)
Current assets                                          $ 70,268     $ 71,678     $ 91,914     $ 84,693     $ 70,792     $ 65,771
Current liabilities                                       14,715       17,705       17,885       20,908       15,108       19,921
Working capital                                           55,553       53,973       74,029       63,785       55,684       45,850
Long-term debt                                             7,637        8,571       10,714       12,992       15,265       15,390
Net shareholders' equity                                  59,452       60,384       79,139       69,126       58,704       49,533
Net property, plant and equipment                         11,741       14,408       12,875       14,231       13,929       14,156
Total assets                                              89,549       93,164      113,026      107,083       92,180       87,390
Capital expenditures                                         653        3,381        1,136        2,944        2,404        3,363
Depreciation and amortization of
  property, plant and equipment                            2,109        2,243        2,413        2,531        2,571        2,158

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

  *Retroactively restated to reflect 5-for-4 share split distributed June 17, 1996 and 4-for-3 share split distributed September 15, 1995.

**Fiscal year includes fifty-three weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method. Certain amounts from prior years have been reclassified to conform with current year's presentation.

MARKET AND DIVIDEND INFORMATION
R.G.BARRY CORPORATION AND SUBSIDIARIES

MARKET VALUE

                 QUARTER            HIGH            LOW          CLOSE
                 -------          -------         ------        ------
2000               FIRST           $4.250         $2.750        $3.375
                  SECOND            4.750          3.000         3.875
                   THIRD            3.938          2.750         3.000
                  FOURTH            3.125          2.125         2.375

1999               First          $13.125         $8.313        $8.750
                  Second            9.875          7.625         8.250
                   Third            8.313          4.750         6.125
                  Fourth            6.250          3.500         3.938

Stock Exchange: New York Stock Exchange
Stock Ticker Symbol: RGB
Wall Street Journal Listing: BarryRG
Approximate Number of Registered Shareholders: 1,050

No cash dividends were paid during the periods noted. The Company has no current intention to pay cash dividends, and its ability to do so is subject to the restrictions contained in the various loan agreements. See also Note 4 to Consolidated Financial Statements, and Management's Discussion & Analysis of Financial Condition & Results of Operations.

QUARTERLY FINANCIAL DATA

R.G.BARRY CORPORATION AND SUBSIDIARIES

2000 FISCAL QUARTERS

                                             in thousands, except basic and
                                            diluted earnings (loss) per share

                                         FIRST      SECOND      THIRD      FOURTH
                                       -------     -------    -------     -------
NET SALES                              $24,238     $22,241    $42,396     $60,560
GROSS PROFIT                             8,647       5,861     16,405      24,706
NET EARNINGS (LOSS)                        653      (3,588)       137       1,992
BASIC EARNINGS (LOSS) PER SHARE        $  0.07     $ (0.38)   $  0.01     $  0.21
DILUTED EARNINGS (LOSS) PER SHARE      $  0.07     $ (0.38)   $  0.01     $  0.21


1999 Fiscal Quarters

                                        First       Second     Third      Fourth
                                       -------     -------    -------     -------
Net sales                              $20,734     $19,168    $48,118     $52,072
Gross profit                             8,661       4,883     21,649      18,903
Net earnings (loss)                     (2,926)     (5,167)     1,450      (7,982)
Basic earnings (loss) per share        $ (0.30)    $ (0.55)   $  0.15     $ (0.85)
Diluted earnings (loss) per share      $ (0.30)    $ (0.55)   $  0.15     $ (0.85)


Certain amounts from prior periods have been reclassified to conform with current presentation.

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES

ACCOUNTING FOR INVENTORIES - A CHANGE IN METHOD FROM LIFO TO FIFO

Since 1973, we have used the Last-In, First-Out (LIFO) inventory costing method for domestic inventory of company-manufactured soft washable slippers. For most years since that date, substantially all inventories were accounted for under the LIFO method. As we have expanded into Europe, those inventories have been accounted for using the First-In, First-Out (FIFO) method, and inventories of thermal products also have been accounted for using the FIFO method.

In recent years, several events have occurred that make us believe the FIFO method has become the preferable method, one which more appropriately and consistently matches our current costs with revenue. (I) In recent years, we have modified manufacturing methods and geographically moved our manufacturing to take advantage of lower costs of production in parts of the world outside the United States. This has lessened the impact of general inflationary factors normally found in the United States. (II) We have made greater use of and expect to continue to make greater use of independent third party manufacturers. Inventory produced by third party manufacturers had been excluded from LIFO inventory. (III) Thus, in recent years, a smaller and smaller proportional amount of total inventories were valued using the LIFO method.

The use of the LIFO method in an environment of a declining pool of LIFO-based inventories, creates the exposure of a LIFO layer liquidation which potentially results in a poor matching of current costs with current revenues. As a result, we believe that the FIFO method will provide a more appropriate matching of current costs with current revenues in the future.

Effective in 2000, we changed the method of accounting for domestic inventories of company-manufactured soft washable slippers from the LIFO method to the FIFO method, so that in 2000, all inventories were accounted for using the FIFO method.

For all prior years presented, this change has been applied retroactively by restating the financial statements. The effect of the change in accounting method was to decrease the reported net loss for 2000, by $418 thousand after tax, or $0.04 per diluted share. The restatement increased the net loss reported for 1999 by $844 thousand after taxes, or $0.09 per diluted share, and decreased the net income reported for 1998 by $459 thousand after taxes, or $0.05 per diluted share. See also Note 2 to the Consolidated Financial Statements for additional information.

Throughout this Annual Report to Shareholders, all financial information has been retroactively restated to reflect this change in method of accounting for inventories from LIFO to FIFO.

LIQUIDITY AND CAPITAL RESOURCES

Most of the assets we use in the development, production, marketing, warehousing and distribution, and sale of our products are current assets, such as cash, receivables, inventory, and prepaid expenses. To a lesser extent, we also use net property, plant and equipment, and other non-current assets. At the end of 2000, current assets amounted to approximately 78 percent of total assets, compared with 77 percent at the end of 1999. Approximately 13 percent were non-current assets, consisting of net property, plant and equipment, with the remainder, approximately 9 percent, consisting of deferred taxes, goodwill and other.

As of the end of 2000, we had $55.5 million in net working capital, made up of $70.2 million in current assets, less $14.7 million in current liabilities. At the end of 1999, we had $54.0 million in net working capital. Asubstantial portion of the increase in net working capital relates to the improved asset management in 2000 when compared with 1999.

During 1999, we reacquired in open market purchases approximately 478 thousand of our common shares to hold as treasury shares, spending approximately $4.1 million. In addition, early in the third quarter of 1999, we acquired an 80% interest in Escapade, S. A., for approximately $2.4 million in cash, net of the cash acquired. Escapade is the parent company of Fargeot et Compagnie, a French slipper manufacturer (collectively, "Fargeot"). There were no similar activities in 2000.

We ended 2000 with $6.9 million in cash and cash equivalents, $19.7 million in net trade receivables, and $32.8 million in inventory. By comparison, at the end of 1999, we had $10.0 million in cash and cash equivalents, $8.6 million in net trade receivables, and $41.0 million in inventory. The decrease in cash from 1999 to 2000, is due in large part to the $11.0 million increase in net trade receivables from year to year, offset by an $8.2 million decrease in inventory. While there were other less noteworthy changes, the changes in inventory and receivables were the more significant. See also the accompanying Consolidated Statements of Cash Flows.

Early in the year, we set an objective of lowering our investment in inventory, and by the end of the year, we were successful in achieving that reduction. During 2000, we reduced total inventories by $8.2 million, with the largest reduction being a $5.7 million reduction in finished goods. Raw materials and work in progress, together, were reduced by approximately $2.5 million. Net trade receivables increased from 1999 to 2000, by $11 million. This is due, in large part, to a $6.6 million reduction in 2000 in offsetting reserves for customer returns and allowances for customer special sales and support programs. The reduction in the offsetting

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G.BARRY CORPORATION AND SUBSIDIARIES


reserves in 2000 relates mainly to the discontinuation in 2000 of the Soluna(TM) line of products, plus improved sell-through at retail of our others products during the 2000 holiday gift-giving season. In addition, we sold nearly $8.5 million more merchandise in the fourth quarter of 2000 than in the fourth quarter of 1999. Approximately $2 million of that sales increase occurred in December, when customers' accounts would not yet be due for payment prior to year-end. Finally, we had one large customer who was late in paying approximately $3 million on its account before year-end, as a result of a paperwork mix-up. The customer's account was paid early in 2001. We have experienced no significant loss from exposure to uncollectable accounts.

Traditionally, we have leased most of our operating facilities. We periodically review facilities to determine whether our current facilities will satisfy projected operating needs for the foreseeable future. During the second half of 1999, we opened a new manufacturing facility in the Dominican Republic. Products manufactured in the leased Dominican facility were to be shipped into the European market, at duty rates favorable to comparable shipments from the United States. Subsequent to opening the Dominican facility, Mexico and the European market completed a new duty arrangement, which we believe will, by 2003, result in the same duty situation as had existed with the Dominican Republic. As a result of this new duty arrangement, we closed the Dominican operation. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna(TM) line of Spa-at-home thermal/magnetic products. By 2000, the Soluna(TM) products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its prospective use, especially in light of the significant reduction in inventory levels from 1999 to year-end 2000. In 2000, we moved that operation into a lower cost facility that we had available in Laredo, Texas. These decisions in 2000 to move out of San Antonio and close the Dominican Republic operation are the principal costs associated with the restructuring charge of $1.9 million that appears in the year-end 2000 Consolidated Financial Statements.

Typically, we have relied on our unsecured Revolving Credit Agreement ("Revolver"), first executed in February 1996, to satisfy our seasonal working capital needs. Through the years, our banks have agreed to amend the Revolver to accommodate our needs. Several times during 2000, including the latest in October, we amended the Revolver modifying certain provisions. The October 2000 amendment eliminated certain covenant compliance requirements. In March 2001, we entered into a new Revolving Credit Agreement with our main bank, which extends through February 2002. This new Revolver, also unsecured, further modifies certain of the covenants included in the previous Revolver. The new Revolver contains covenants that we believe are not uncommon for agreements of similar type and duration. The new Revolver provides a seasonally adjusted available line of credit with a peak of $30 million from April through November.

At times, we have incurred additional long-term debt to provide long-term financing. The last time we incurred additional long-term debt was in 1994, when we issued a $15 million, 9.7 percent note, due in 2004 ("Note"). The balance due under the Note as of the end of 2000, was $8.5 million. The Note contains covenants that we believe are not uncommon among agreements of similar type and duration. The Note and the Revolver place restrictions on the amount of additional borrowings, and contain certain other financial covenants - see also
Note 4 to the Consolidated Financial Statements for additional information. The Note requires semi-annual interest payments and annual principal repayments, the first of which was paid in July 1998, of $2.1 million. We are in compliance with all covenants of the Note and the Revolver.

We last paid cash dividends in 1981. As of year-end 2000, the Note and the previous Revolver permitted the payment of up to $2 million in a combination of cash dividends and/or the repurchase of common shares for treasury. The new Revolver eliminates our ability to pay cash dividends and further restricts the acquisition of common shares for treasury. We have no current plans to pay cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to finance operations and to fund the future of the business. While the covenants of the Note, permit us to incur additional long-term debt should that become desirable, the new Revolver limits our ability to do so only upon consent of the bank. See also Note 4 to the Consolidated Financial Statements for additional information.

We believe that we have a strong balance sheet, with strong financial ratios. At the end of 2000, total capitalization amounted to $67.1 million, comprised of
11.4 percent long-term debt and 88.6 percent net shareholders' equity. This compares with $69.0 million in total capitalization at year end 1999, comprised of 12.4 percent long-term debt and 87.6 percent net shareholders' equity. Our current ratio, a measure of the relationship of current assets to current liabilities, was 4.77 to 1 at year-end 2000, compared with 4.05 to 1 at year-end 1999.

LEGAL PROCEEDINGS

In 1998, we filed a lawsuit against Domino's Pizza, Inc., and Phase Change Laboratories, Inc., alleging patent infringement and deceptive advertising. In March 2000, this lawsuit was settled. As a part of the settlement, we received a cash payment of $5 million, and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133", which is required to be adopted in fiscal years beginning after June 15, 2000. We have adopted the new Statement, which requires companies to recognize all derivatives on the balance sheet at fair value, effective January 1, 2001.

Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We do not anticipate that the adoption of this Statement will have a significant effect on our results of operations or financial position.

FOREIGN CURRENCY RISK

Several years ago, a number of foreign currencies, primarily those in the Far East, Eastern Europe, and Latin America, were subject to fluctuations in value on world currency markets. In some cases, currencies suffered significant devaluation. Our operations are currently conducted primarily in U. S. Dollars and to a much lesser degree, in British Pounds Sterling, French Francs, Euros, and Canadian Dollars - all currencies that historically have not been subject to significant volatility. In accordance with our established policy guidelines, we have at times hedged some of these currencies on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. At the end of fiscal 2000, there were no foreign exchange contracts outstanding. The amount under foreign exchange contracts that we have normally maintained has not been material to overall operations.

In addition, portions of our labor and other costs are incurred in Mexican Pesos. Normally, we have not hedged the Peso as it has generally declined in value over time when compared to the U. S. Dollar. In addition, forward contracts in this currency generally are neither readily nor economically available. Should the Peso suffer a devaluation compared to the U. S. Dollar, we believe that the impact would likely reduce the effective costs of manufacturing, although any such reduction is not expected to have a significant impact upon our results of operations.

IMPLEMENTATION OF THE "EURO" AS A COMMON LEGAL CURRENCY IN EUROPE

We believe that we are prepared for the implementation of the "Euro" as the common legal currency in certain European Community countries. The United Kingdom will not immediately join the transition to the Euro, although France has already joined. Our systems were designed several years ago with sufficient flexibility to handle the introduction of the Euro as an added transactional currency. We incurred only a nominal cost in preparing our systems for the introduction of the Euro.

RESULTS OF OPERATIONS

2000 SALES AND OPERATIONS COMPARED WITH 1999

Results for 2000 were disappointing. Following the loss incurred in 1999, and the restructuring actions taken at the end of 1999, we anticipated that 2000 would be a profitable year. In 1999, we recognized that we needed to lower our levels of production and to lessen our manufacturing capacity. We closed a plant in Shenzhen, China although we opened a plant in the Dominican Republic. We believed that the customs duty advantages enjoyed between the Dominican Republic and Europe would outweigh our need to reduce capacity. After opening the plant in the Dominican Republic, Mexico completed a new treaty with Europe that we believe will, by 2003, provide the same duty situation as had existed with the Dominican Republic. In December 2000, we closed the plant in the Dominican Republic. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna(TM) line of products first introduced in 1999. By 2000, the Soluna(TM) products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its prospective use. This was especially so, in light of the significant reduction in inventory levels from 1999 to year-end 2000. Moreover, our strategy for the future includes acquiring greater portions of our inventories from third party suppliers, thus reducing the need to take large portions of finished goods into our warehouses for extended periods of time. In mid-2000, we closed the San Antonio warehouse and moved into a smaller warehouse that we already controlled in Laredo, Texas. The opening and subsequent closing of a factory and a warehouse, all within a two-year period, was very costly. During 2000, we provided for a restructuring charge of $1.9 million to handle the costs of closing the Dominican Republic plant and closing the warehouse in San Antonio, as well as various staff reductions which all together involved the elimination of 225 positions.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G.BARRY CORPORATION AND SUBSIDIARIES

During 2000, net sales totaled $149.4 million, about 6.7 percent greater than in 1999. See also Note 13 of Notes to the Consolidated Financial Statements for a breakdown of net sales by geographic region of the world and by segment of our operations. We operate in three differing business segments: (I) "Barry Comfort North America", which manufactures and markets at-and-around-the-home comfort footwear in North America, (II) "Barry Comfort Europe", which markets footwear principally in western Europe, and (III) "Thermal", which markets thermal retention technology products, principally in North America, that act as hot or cold temperature reservoirs releasing that energy over time.

Net sales for Barry Comfort North America increased 5.1 percent to $125.0 million in 2000, from $118.9 million in 1999. The increase in North America net sales was largely the result of providing fresh new comfortable soft washable footwear to our customers with complete and on-time delivery, plus the impact of our aggressive program of inventory liquidation. We believe that sales of these products at retail were generally excellent, whereas retailers generally experienced a mediocre holiday season. Net sales for Barry Comfort Europe were essentially flat at $11.7 million in 2000 and 1999. In Europe, in 2000, we had the benefit of our Fargeot operation for the entire year compared with only half of the year in 1999. In addition, in 2000, we changed the nature of our operations in the United Kingdom. In 1999 and prior, we operated with our own full service sales organization. In mid-year 2000, we shifted to a joint arrangement with GBR Limited, a British footwear marketer. GBR will continue to service our former customers in the United Kingdom with Barry Comfort products that we will continue to supply, although we no longer will incur the expense of supporting a full service organization. This should greatly improve the profitability of serving customers in the United Kingdom. Net sales of Thermal products in 2000 increased by 33.3 percent to $12.7 million from $9.5 million in 1999. This increase largely reflects Vesture's first major success in providing thermal retention quick heat units to a national pizza chain. These units, sold to Papa John's International, Inc., allow the delivery of a pizza that is hotter and fresher than pizzas transported for delivery to consumers by conventional means. Our units provide greater heat than is customary using traditional insulated delivery packages.

Gross profit in 2000 amounted to $55.6 million, as compared with gross profit in 1999 of $54.1 million. Gross profit as a percent of net sales declined in 2000 to 37.2 percent, compared with 38.6 percent during 1999. Gross profit was adversely impacted by several items:

o As a result of an aggressive effort to lower our inventory levels, we sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit. This aggressive inventory liquidation, successfully reduced inventories by about $8 million from 1999 to 2000, but at a significant cost. By year-end 2000, substantially all of this inventory had been liquidated.

o We continue to see a shift in net sales toward mass merchandisers.

o In 2000, we included the operations of our Fargeot subsidiary, which operates with a lower gross margin and a lower expense structure than our other operations. We acquired Fargeot in mid-year 1999.

o The new factory in the Dominican Republic required a longer than anticipated time to bring its operations up to normal efficiency standards. As a consequence, we incurred manufacturing variances from inefficient operations. Moreover, with the reduction of inventory by $8 million, we required that less product be manufactured throughout the year. Lower production requirements generally added to the manufacturing variances.

Selling, general and administrative expenses decreased by 12.2 percent in 2000 to $58.3 million from $66.4 million in 1999, a significant reduction of nearly $8.1 million. Much of the reduction reflects our plan to aggressively lower the costs of operation throughout the organization -- selling, marketing, warehousing and administration. Lower costs were incurred in all of these areas in 2000.

Early in 2000, our lawsuit against Domino's Pizza and Phase Change Laboratories for patent infringement was settled. As a result, we received a payment of $5 million and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

Net interest expense increased in 2000 to $1.8 million from $1.7 million in 1999. During 2000, the daily average seasonal borrowings under the Revolver amounted to $11.5 million, compared with $9.9 million during 1999, a 15.6 percent increase. In addition, the weighted average interest rate in 2000 increased to 8.2 percent from 6.4 percent in 1999. The loss we incurred in 1999, plus the scheduled $2.1 million annual principal repayment under the Note, contributed to the increase in average borrowings in 2000. General market interest rates increased in 2000 by about one and one-half percent, and the spread over market rates charged by our banks also increased in 2000 by one-half of one percent. While interest expense increased as a result of increased borrowings under the Revolver, there was an nearly offsetting decrease in interest expense resulting from the $2.1 million normal annual repayments of long-term debt.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES

During 2000, we took several actions to align the forecasting of our manufacturing requirements with our customers' demand visibility. As a result, over the next several years, we will migrate to a company that produces about two-thirds of its products in-house and outsources the remainder to third party suppliers. In recent years, we had produced about 90 percent and out-sourced about 10 percent. Early in 2001, we opened a representative office in Hong Kong, which will be responsible for procuring outsourced products from the Far East. In response to the need to lower our production capacity, and as mentioned earlier, we closed the manufacturing facility in the Dominican Republic. With the reduction in inventory levels and the strategic change to outsourcing increased levels of product, the need for the warehouse in San Antonio diminished, and we have transferred that warehousing function to an existing smaller facility in Laredo, Texas. These two actions, coupled with administrative staff reductions, have eliminated 225 associates throughout the organization. The costs associated with closing the Dominican facility, closing the San Antonio warehouse and staff reductions total about $1.9 million, which has been provided for in the results of operations for 2000.

For the 2000 fiscal year, after the restructuring and after including the $5 million proceeds from settlement of litigation and the $1 million licensing arrangement, we incurred a loss amounting to $232 thousand before income taxes, compared with a loss before income taxes in 1999 of $19.4 million. As our operations outside the United States were profitable, we incurred foreign taxes of $407 thousand; plus we incurred taxes in a number of states where we operate. In 2000, then, the net loss after income taxes amounted to $806 thousand. The net loss in 1999 after the benefit of current and deferred income taxes, amounted to $14.6 million. For 2000, basic and diluted loss per share amounted to $0.09 per share, compared with basic and diluted loss per share in 1999 of $1.55 per share.

1999 SALES AND OPERATIONS COMPARED WITH 1998

Our disappointments started early in 1999, when Sears, Penney's and Mervyns accelerated their move toward emphasizing in-house private label brands for many categories of merchandise reducing the amount of Dearfoams(R) branded slipper products that they purchased from us. This reduced our sales in 1999 by approximately $8 million from 1998. With reduced sales to these customers, we recognized the need for further emphasis on lowering production levels and reducing our inventories. Lowering production levels was very expensive. Operating our plants at less than optimum capacity resulted in inefficiencies and underutilized capacity. Complicating matters was our having finalized the fall 1999 line later in the season than normal. Finalizing the line late contributed to plant inefficiencies and in some cases contributed to late deliveries to customers. Also during 1999, we aggressively liquidated closeout and irregular inventory, at lower than normal gross profit levels.

During 1999, we introduced Soluna(TM) with disappointing sell-through at retail. Early in 1999, retailers were very excited about this new line of products, but consumers did not confirm the retailers' optimism later in the year. We supported Soluna(TM) heavily with promotional activities and incurred significant costs to support the movement of inventory through the retail pipeline.

In Europe, we invested heavily in television advertising as a means to strengthen our slippers' brand awareness in France. This added expense increased our costs of operation.

In 1999, the costs of our lawsuit against Domino's Pizza and Phase Change Laboratories for patent infringement added to our expense structure.

For the fiscal year 1999, net sales amounted to $140.1 million, approximately
6.2 percent lower than net sales in 1998 of $149.4 million. For the 1999 fiscal year, we incurred a loss of $14.6 million.

Net sales for Barry Comfort North America decreased in 1999 to $118.9 million from $128.0 million in 1998, a 7.1 percent decline in at-and-around-the-home comfort footwear. The primary contributors to this decline were the decisions of Sears, Penney's, and Mervyns to move toward in-house private label for a sizable portion of their merchandise.

Net sales for Barry Comfort Europe, principally in the United Kingdom and France, amounted to $11.6 million in 1999, compared with net sales of $9.5 million in 1998.

Net sales of Thermal products declined in 1999 to $9.5 million from $11.9 million in 1998. The decrease was mainly the result of the decision to concentrate efforts on the development of commercial applications of the thermal technologies. We believe our decision in 1999 to exit the consumer products business with these technologies, contributed to the decline in net sales and gross profit. We also believe that sales of Thermal products were adversely affected by the patent infringement of Domino's Pizza and Phase Change Laboratories.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G.BARRY CORPORATION AND SUBSIDIARIES

Gross profit in 1999 amounted to $54.1 million, as compared with gross profit in 1998 of $72.7 million. Gross profit as a percent of net sales declined in 1999 to 38.6 percent, compared with 48.7 percent during 1998. Gross profit was adversely impacted in 1999, by several items: net sales declined from 1998; lowering production and reducing inventory on hand was very costly, with manufacturing operating at less than optimum levels of capacity, and generating inefficiencies; the new factory in the Dominican Republic operated inefficiently; and closeout, excess inventory was sold at little or no profit.

Selling, general and administrative expenses increased significantly in 1999 to $66.4 million, compared with $56.7 million in 1998. The increase in these expenses reflects added costs in a number of areas: we incurred added expenses in support of the marketing and selling of our products, with a sizable portion of the increase associated with the new Soluna(TM) Spa-at-home products; opening a warehouse in San Antonio increased the costs of storage and shipping; we incurred added expenses to defend our proprietary patents against infringement; and we incurred the added costs of French television advertising.

Net interest expense increased in 1999 slightly from 1998. During 1999, the daily average seasonal borrowings under the Revolver were $9.9 million, compared with $7.6 million during 1998. The weighted average interest rate in 1999 at 6.4 percent declined slightly from 6.7 percent in 1998.

In December 1999, we announced a restructuring plan that was to address the problems experienced during 1999. The estimated $1.9 million cost of the plan was provided for in the operating results for 1999. Early in 2000, the manufacturing facility in Shenzhen, China closed. We reduced the size of the warehouse facility in San Antonio, Texas, reduced the administrative office space in San Antonio, shifted Thermal production to facilities in Mexico, shifted Thermal warehousing to Goldsboro, relocated sample making operations from Columbus to Mexico, streamlined our design and product development processes, and relocated marketing functions to offices in New York City.

As a result of the narrowed focus and exiting consumer products and housewares for our Thermal retention technology products, we determined that the goodwill associated with the acquisition of Vesture Corporation in 1994 was impaired with little or no value. Accordingly, we wrote off the $4 million balance of the goodwill.

For the 1999 fiscal year, after the restructuring discussed above, we incurred a loss of $19.4 million before income taxes, compared with earnings before taxes in 1998 of $14.8 million. After the benefit of current and deferred income taxes, the net loss in 1999 was $14.6 million. In 1998, net earnings after income taxes were $9.3 million. For 1999, the basic and diluted loss per share was $1.55 per share, compared with basic earnings per share in 1998 of $0.96 per share, and diluted earnings per share of $0.93 per share.

   "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

   The statements in this Annual Report to Shareholders, which are not historical fact are forward-looking statements based upon our current plans and strategies, and reflect our current assessment of the risks and uncertainties related to business, including such things as product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of direct sourcing by customers of competitive products from alternative suppliers; the effect of pricing pressures from retailers; inherent risks of international development, including foreign currency risks, the implementation of the Euro, economic, regulatory and cultural difficulties or delays in our business development outside the United States; our ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; the availability and costs of financing; capacity, efficiency, and supply constraints; weather; and other risks detailed in the our press releases, shareholder communications, and Securities and Exchange Commission filings. Actual events affecting us and the impact of such events on our operations may vary from those currently anticipated.

                                                     CONSOLIDATED BALANCE SHEETS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES

                                                                     DECEMBER 30,    January 1,
                                                                         2000           2000
                                                                     ------------    ----------
                                                                         (in thousands)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                            $  6,930       $ 10,006
  Accounts receivable:
    Trade (less allowance for doubtful receivables, returns and
      promotions of $14,141 and $20,782, respectively)                   19,650          8,644
    Other                                                                 1,945          1,010
  Inventory                                                              32,796         40,994
  Recoverable income taxes                                                2,820            775
  Deferred income taxes                                                   4,401          7,711
  Prepaid expenses                                                        1,726          2,538
                                                                       --------       --------
    Total current assets                                                 70,268         71,678
                                                                       --------       --------
Property, plant, and equipment, at cost                                  40,187         43,333
  Less accumulated depreciation and amortization                         28,446         28,925
                                                                       --------       --------
    Net property, plant, and equipment                                   11,741         14,408
                                                                       --------       --------
Deferred income taxes                                                     2,339          1,740
Goodwill (less accumulated amortization of
  $193 and $68, respectively)                                             2,266          2,602
Other assets                                                              2,935          2,736
                                                                       --------       --------
                                                                       $ 89,549       $ 93,164
                                                                       ========       ========
LIABILITIES AND SHAREHOLDERS'EQUITY
CURRENT LIABILITIES:
  Current installments of long-term debt                               $  2,432       $  2,143
  Notes payable to minority holders and others                             --              682
  Accounts payable                                                        6,206          8,424
  Accrued expenses                                                        6,077          6,456
                                                                       --------       --------
    Total current liabilities                                            14,715         17,705
                                                                       --------       --------
Accrued retirement cost, excluding current liability                      5,975          4,989
Long-term debt, excluding current installments                            7,637          8,571
Other                                                                     1,476          1,273
                                                                       --------       --------
    Total liabilities                                                    29,803         32,538
                                                                       --------       --------
Minority interest                                                           294            242
Shareholders' equity:
  Preferred shares, $1 par value. Authorized 3,775 Class A shares,
    225 Series I Junior Participating Class A shares, and
    1,000 Class B shares; none issued                                      --             --
  Common shares, $1 par value. Authorized 22,500 shares;
    issued and outstanding 9,371 and 9,349 shares
    (excluding treasury shares of 980 and 1,003)                          9,371          9,349
Additional capital in excess of par value                                12,069         12,050
Deferred compensation                                                      (461)          (539)
Accumulated other comprehensive income                                     (337)           (92)
Retained earnings                                                        38,810         39,616
                                                                       --------       --------
  Net shareholders' equity                                               59,452         60,384
Commitments and contingencies                                              --             --
                                                                       --------       --------
                                                                       $ 89,549       $ 93,164
                                                                       ========       ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

R.G.BARRY CORPORATION AND SUBSIDIARIES

                                                          2000            1999            1998
                                                        --------        --------        --------
                                                          (in thousands, except per share data)
Net sales                                               $149,435        $140,092        $149,404
Cost of sales                                             93,816          85,996          76,707
                                                        --------        --------        --------
    Gross profit                                          55,619          54,096          72,697
Selling, general, and administrative expenses             58,321          66,416          56,719
Restructuring and asset impairment charges                 1,921           5,914            --
                                                        --------        --------        --------
    Operating income (loss)                               (4,623)        (18,234)         15,978
Proceeds from litigation, net of expenses incurred         4,476            --              --
Other income                                               1,717             502             380
Interest expense, net of interest income of $240,
  $367 and $389, respectively                             (1,802)         (1,651)         (1,607)
                                                        --------        --------        --------
    Earnings (loss) before income taxes                     (232)        (19,383)         14,751
Income tax expense (benefit)                                 522          (4,778)          5,443
Minority interest, net of tax                                (52)            (20)           --
                                                        --------        --------        --------
    Net earnings (loss)                                 $   (806)       $(14,625)       $  9,308
                                                        ========        ========        ========
Earnings (loss) per common share:
  Basic                                                 $  (0.09)       $  (1.55)       $   0.96
                                                        ========        ========        ========
  Diluted                                               $  (0.09)       $  (1.55)       $   0.93
                                                        ========        ========        ========



CONSOLIDATED STATEMENTS OF SHAREHOLDERS'EQUITY

R.G. BARRY CORPORATION AND SUBSIDIARIES

                                                         Additional                                Accumulated
                                                         capital in     Deferred                      other
                                             Common       excess of      compen-      Retained    comprehensive  Shareholders'
                                             shares       par value      sation       earnings        income        equity
                                            --------     ----------     --------      --------    -------------  ------------
                                                                               (in thousands)
Balance at January 3, 1998                  $  9,564      $ 14,629      $   --        $ 43,415      $   --         $ 67,608
Cumulative effect of change from
    LIFO to FIFO                                --            --            --           1,518          --            1,518
  Comprehensive income:
    Net earnings                                --            --            --           9,308          --            9,308
    Other comprehensive income:
      Foreign currency translation
        adjustment                              --            --            --            --            --             --
  Total comprehensive income                                                                                          9,308
  Deferred compensation                         --             230          (230)         --            --             --
  Amortization of deferred compensation         --            --              26          --            --               26
  Stock options exercised                        217           793          --            --            --            1,010
  Tender of shares                               (36)         (508)         --            --            --             (544)
  Tax benefit associated with the
    activity under various stock plans          --             213          --            --            --              213
                                            --------      --------      --------      --------      --------       --------
Balance at January 2, 1999                     9,745        15,357          (204)       54,241          --           79,139
  Comprehensive income:
    Net loss                                    --            --            --         (14,625)         --          (14,625)
    Other comprehensive income:
      Foreign currency translation
        adjustment                              --            --            --            --             (92)           (92)
  Total comprehensive income                    --            --            --            --            --          (14,717)
  Deferred compensation                           71           335          (406)         --            --             --
  Amortization of deferred compensation         --            --              71          --            --               71
  Stock options exercised                         11            29          --            --            --               40
  Purchase of shares                            (478)       (3,671)         --            --            --           (4,149)
                                            --------      --------      --------      --------      --------       --------
Balance at January 1, 2000                     9,349        12,050          (539)       39,616           (92)        60,384
  Comprehensive income:
    Net loss                                    --            --            --            (806)         --             (806)
    Other comprehensive income:
      Foreign currency translation
        adjustment                              --            --            --            --            (180)          (180)
      Pension liability adjustment              --            --            --            --             (65)           (65)
  Total comprehensive loss                      --            --            --            --            --           (1,051)
  Deferred compensation                           22            19           (41)         --            --             --
  Amortization of deferred compensation         --            --             119          --            --              119
                                            --------      --------      --------      --------      --------       --------
BALANCE AT DECEMBER 30, 2000                $  9,371      $ 12,069      $   (461)     $ 38,810      $   (337)      $ 59,452
                                            ========      ========      ========      ========      ========       ========

See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES

                                                                 2000          1999          1998
                                                               --------      --------      --------
                                                                          (in thousands)
Cash flows from operating activities:
  Net earnings (loss)                                          $   (806)     $(14,625)     $  9,308
  Adjustments to reconcile net earnings (loss) to net cash
    provided (used) by operating activities:
      Tax benefit associated with activity under various
        stock plans                                                --            --             213
      Depreciation and amortization of property,
        plant, and equipment                                      2,109         2,243         2,413
      Amortization of goodwill                                      136           183           116
      Goodwill write-off                                           --           4,000          --
      Deferred income tax expense (benefit)                       2,711        (4,535)          663
      Loss on disposal of property, plant, and equipment            998           186            35
      Amortization of deferred compensation                         119            71            26
      Minority interest, net of tax                                  52            20          --
      Changes in:
        Accounts receivable                                     (11,985)        2,907           643
        Inventory                                                 8,095         5,245        (1,985)
        Prepaid expenses and other assets                        (1,283)       (1,039)          394
        Accounts payable                                         (2,131)         (777)          192
        Accrued expenses                                           (458)       (2,742)       (3,319)
        Accrued retirement cost, net                                921           549         1,019
        Other liabilities                                           (58)          292           311
                                                               --------      --------      --------
          Net cash provided (used) by operating activities       (1,580)       (8,022)       10,029
                                                               --------      --------      --------
Cash flows from investing activities:
  Acquisition, net of cash acquired                                --          (2,448)         --
  Additions to property, plant, and equipment                      (653)       (3,381)       (1,136)
  Proceeds from disposal of property, plant, and equipment            8            10            44
                                                               --------      --------      --------
          Net cash used in investing activities                    (645)       (5,819)       (1,092)
                                                               --------      --------      --------
Cash flows from financing activities:
  Repayment of long-term debt, capital lease obligations,
    and short-term note payable, net                               (934)       (2,278)       (2,273)
  Short-term borrowings                                            --             489          --
  Proceeds from shares issued                                      --              40         1,010
  Purchase of common shares for treasury                           --          (4,149)         (544)
                                                               --------      --------      --------
          Net cash used by financing activities                    (934)       (5,898)       (1,807)
                                                               --------      --------      --------
  Effect of exchange rates on cash                                   83           (49)         --
                                                               --------      --------      --------
          Net increase (decrease) in cash                        (3,076)      (19,788)        7,130
Cash and cash equivalents at beginning of year                   10,006        29,596        22,495
                                                               --------      --------      --------
Cash and cash equivalents at end of year                       $  6,930      $  9,808      $ 29,625
                                                               ========      ========      ========
Supplemental cash flow disclosures:
  Interest paid                                                $  2,124      $  2,113      $  1,978
                                                               ========      ========      ========
  Income taxes paid                                            $    413      $  4,127      $  8,752
                                                               ========      ========      ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      (a) OPERATIONS

          R. G. Barry Corporation (the Company) is a United States based multinational corporation. The Company's principal line of business is comfort products for at and around the home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores.

      (b) PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      (c) CASH EQUIVALENTS

          Investments with maturities of three months or less at the date of issuance are considered cash equivalents.

      (d) INVENTORY

          Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis.

      (e) DEPRECIATION AND AMORTIZATION

          Depreciation and amortization have been provided substantially using the straight-line method over the estimated useful lives of the assets.

      (f) REVENUE RECOGNITION

          The Company recognizes revenue when the goods are shipped to customers. The Company has established programs which, in certain circumstances, enable its customers to return product. The effect of these programs is estimated and a returns allowance is provided.

      (g) INCOME TAXES

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (h) PER-SHARE INFORMATION

          The computation of basic earnings (loss) per common share for 2000, 1999, and 1998 is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share for 1998 is based on the weighted average number of outstanding common shares during the period, plus, when their effect is dilutive, potential common shares consisting of certain shares subject to stock options and the stock purchase plan. Diluted loss per common share for 2000 and 1999 does not include effect of potential common shares due to antidilutive effect of these instruments.

      (i) USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (j) FAIR VALUE OF FINANCIAL INSTRUMENTS

          Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses as reported in the financial statements approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in note 4.

      (k) GOODWILL

          Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued

          through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

      (l) STOCK-BASED COMPENSATION

          The Company follows the intrinsic value method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, and provides pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see note 9).

      (m) ADVERTISING AND PROMOTION

          The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the years ended December 30, 2000, January 1, 2000, and January 2, 1999, advertising and promotion expenses were $11,805, $13,965 and $9,181, respectively.

      (n) COMPREHENSIVE INCOME

          Comprehensive income (loss) consists of net income, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity.

      (o) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

          Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during the period.

      (p) IMPAIRMENTOF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

          The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      (q) RECLASSIFICATION

          Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.

(2)  INVENTORY

     In 1973, the Company first began using the Last-In, First-Out (LIFO) inventory costing method for its domestic inventory of company-manufactured soft washable slippers. At that time inventories accounted for under LIFO amounted to substantially all of the Company's inventories. In recent years, the portion of the Company's total inventory using the LIFO method has declined over time. As the Company has expanded into Europe, those inventories have been accounted for using the First-In, First-Out (FIFO) method, and inventories of thermal products have also been accounted for using the FIFO method.

     Effective in 2000, the Company changed its inventory costing method for its domestic inventories of manufactured soft washable slippers from the LIFO method to the FIFO method.

     In recent years, several events have occurred that make the Company believe that the FIFO method is a preferable method of more appropriately and consistently matching its current costs with revenue. (i) In recent years the Company has modified its manufacturing methods and geographically moved its manufacturing, so as to take advantage of lower costs of production in parts of the world outside of the United States, thus lessening the impact of general inflationary factors normally found in the United States, (ii) The Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES
continued

     has made greater use of and expects to make a greater use of independent third party manufacturers. Inventory produced by third party manufacturers has been excluded from LIFO inventory, and (iii) As noted above, in recent years, a smaller and smaller proportional amount of the Company's total inventories are valued using the LIFO method.

     The use of the LIFO method, in an environment of a declining pool of LIFO based inventories, creates the exposure of a LIFO layer liquidation which potentially results in a poor matching of current costs with current revenues. As a result, the Company believes that the FIFO method, for the future, will provide a more appropriate matching of current costs with current revenues.

     The effect of the change in accounting was to decrease the reported net loss for 2000, by $418 after tax, or $0.04 per diluted share. The change has been applied to prior years by retroactively restating the financial statements. The effect of this restatement was to increase retained earnings as of January 3, 1998, the beginning of the earliest year's financial statements provided, by $1,518. The restatement decreases the net income reported for 1998 by $459 or $0.05 per diluted share, and increases the net loss reported for 1999, by $844 or $0.09 per diluted share.

Inventory by category for the Company consists of the following:

                               DECEMBER 30,   January 1,
                                   2000          2000
                               ------------   ----------
                                    (in thousands)
     Raw materials               $ 7,739       $ 8,553
     Work in process               1,708         3,407
     Finished goods               23,349        29,034
                                 -------       -------
       Total inventory           $32,796       $40,994
                                 =======       =======


(3)  PROPERTY,PLANT,AND EQUIPMENT

     Property, plant, and equipment consists of the following:

                                     DECEMBER 30,    January 1,     Estimated
                                         2000           2000      life in years
                                     ------------    ----------   -------------
                                           (in thousands)
     Land and improvements             $   506        $   507        8-15
     Buildings and improvements          5,915          5,854        40-50
     Machinery and equipment            26,190         28,092        3-10
     Leasehold improvements              7,522          8,608        5-20
     Construction in progress               54            272
                                       -------        -------
                                       $40,187        $43,333
                                       =======        =======


(4)  LONG-TERM DEBTAND RESTRICTIONS

     Long-term debt consists of the following:

                                                           DECEMBER 30,    January 1,
                                                              2000            2000
                                                           ------------    ----------
                                                                 (in thousands)
     9.7% note, due July 2004                                $ 8,571        $10,714
     Other notes                                               1,498           --
                                                             -------        -------
                                                              10,069         10,714
     Less current installments                                 2,432          2,143
                                                             -------        -------
       Long-term debt, excluding current installments        $ 7,637        $ 8,571
                                                             =======        =======


     The 9.7% note, issued in July 1994, requires semiannual interest payments and annual principal repayments of $2,143, which commenced in 1998 and end in 2004.

     The other notes, issued in January 2000, require quarterly interest and principal payments which commenced in 2000 and end in 2007. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at year-end the interest rate on these notes was 5.5%.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued

     The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the 9.7% note was $9,050 and $11,144 at December 30, 2000 and January 1, 2000, respectively.

     During 2000, the Company modified its unsecured revolving credit agreement with its banks. The principal amendments to the revolver replaced the interest coverage ratio test for the first three quarters of 2000 with minimum operating results and increased the borrowing spread over market rates, and increased the periodic reporting of certain financial information. The agreement provides the Company with a seasonally adjusted amount of credit that has a peak availability of $30 million, with interest at variable rates. At December 30, 2000 and January 1, 2000, no amounts were outstanding. This agreement which provides for annual extensions, currently expires on December 31, 2001.

     Under the most restrictive covenants of the various loan agreements, the Company is (1) required to maintain a seasonally adjusted current ratio;
     (2) required to maintain a minimum seasonally adjusted tangible net worth;
     (3) restricted as to annual acquisition of fixed assets; and (4) restricted with regard to the amount of additional borrowings, purchase of treasury shares and payment of dividends. At December 30, 2000, approximately $2 million of retained earnings was available for the payment of cash dividends and the purchase of treasury shares. There were no covenant violations during 2000 and 1999.

     The Company maintains compensating cash balances, which are not legally restricted, to defray the costs of other banking services provided.

(5) LEASE COMMITMENTS

     The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 30, 2000 follows.

     Fiscal year                                                AMOUNT
     -----------                                               -------
                                                            (in thousands)
     2001                                                      $ 3,756
     2002                                                        3,165
     2003                                                        2,794
     2004                                                        1,852
     2005                                                        1,107
     Later fiscal years, through 2007                            1,337
                                                               -------
                                                               $14,011
                                                               =======

     Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 2000, 1999, and 1998, amounted to $6,056, $6,275, and $5,512, respectively.

(6)  INCOME TAXES

     Income tax expense (benefit) consists of:

                                        2000             1999           1998
                                       -------         -------         -------
                                                    (in thousands)
     Current expense (benefit):
       Federal                         $(2,847)        $  (776)        $ 4,644
       Foreign                             433             254             108
       State                               225             774             297
                                       -------         -------         -------
                                        (2,189)            252           5,049
     Deferred expense (benefit)          2,711          (5,030)            394
                                       -------         -------         -------
                                       $   522         $(4,778)        $ 5,443
                                       =======         =======         =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES
continued

     The differences between income taxes computed by applying the statutory federal income tax rate (34% in 2000 and 35% in 1999 and 1998) and income tax expense (benefit) in the consolidated financial statements are:

                                                                    2000            1999            1998
                                                                  -------         -------         -------
                                                                                     (in thousands)
     Computed "expected" tax expense (benefit)                    $   (79)        $(6,784)        $ 5,163
     State income taxes, net of federal income tax benefit            149             502             193
     Foreign income taxes                                             407              69             108
     Impairment write down of goodwill                               --             1,400            --
     Other, net                                                        45              35             (21)
                                                                  -------         -------         -------
                                                                  $   522         $(4,778)        $ 5,443
                                                                  =======         =======         =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                              DECEMBER 30, 2000   January 1, 2000
                                                              -----------------   ---------------
                                                                        (in thousands)
     Deferred tax assets:
       Accounts receivable                                         $1,898              $4,526
       Inventories                                                  1,326               1,930
       Package design costs                                           287                 272
       Certain accounting accruals, including such items as
         self-insurance costs, vacation costs, and others             971                 946
       Pension costs                                                2,684               2,219
       State NOL carryforward                                         213                --
                                                                   ------              ------
         Total deferred tax assets                                  7,379               9,893
     Deferred tax liabilities:
       Royalties                                                      294                --
       Property, plant, and equipment                                 345                 442
                                                                   ------              ------
         Total deferred tax liabilities                               639                 442
                                                                   ------              ------
         Net deferred tax assets                                   $6,740              $9,451
                                                                   ======              ======

     The Company believes the existing net deductible temporary differences will reverse during future periods in which the Company generates net taxable earnings. The Company considers 1999 and 2000 to be unusual years since throughout the Company's history it has regularly been profitable. The Company is in the process of a three year plan to reinvent itself and expects to resume profitable operations in upcoming years. Further, the Company believes it has available certain tax planning strategies that could be implemented, if necessary, to supplement future taxable earnings from operations. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the future benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

     Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

(7)  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                               DECEMBER 30, 2000  January 1, 2000
                               -----------------  ---------------
                                         (in thousands)
     Salaries and wages             $1,383               812
     Income taxes                      524             1,239
     Restructuring costs             1,026             1,794
     Other                           3,144             2,611
                                    ------            ------
                                    $6,077            $6,456
                                    ======            ======

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                         R.G. BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued

(8)  EMPLOYEE RETIREMENT PLANS

     The Company and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan (ARP). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974.

     The funded status of the ARP and the accrued retirement costs recognized at December 30, 2000 and January 1, 2000 were:

                                                                       2000           1999
                                                                     --------       --------
                                                                          (in thousands)
     Change in benefit obligation:
       Benefit obligation at the beginning of the year               $ 23,679       $ 23,163
       Service cost                                                       798            843
       Interest cost                                                    1,739          1,496
       Actuarial (gain)/loss                                              370           (826)
       Benefits paid                                                     (880)          (997)
                                                                     --------       --------
         Benefit obligation at the end of the year                     25,706         23,679
                                                                     ========       ========
     Change in plan assets:
       Fair value of plan assets at the beginning of the year          23,618         22,212
       Actual return on plan assets                                     1,010          2,641
       Expenses                                                          (207)          (238)
       Benefits paid                                                     (880)          (997)
                                                                     --------       --------
         Fair value of plan assets at the end of the year              23,541         23,618
                                                                     ========       ========
     Funded status                                                     (2,165)           (60)
     Unrecognized actuarial (gain)/loss                                   300         (1,297)
     Unrecognized prior service cost                                      186            140
                                                                     --------       --------
       Net amount recognized in the consolidated balance sheets      $ (1,679)      $ (1,217)
                                                                     ========       ========

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G. BARRY CORPORATION AND SUBSIDIARIES
continued

     The funded status of the SRP and the accrued retirement cost recognized at December 30, 2000 and January 1, 2000 are:

                                                                             2000          1999
                                                                            -------       -------
                                                                                (in thousands)
     Change in benefit obligation:
       Benefit obligation at the beginning of the year                      $ 4,214       $ 4,216
       Service cost                                                              86            81
       Interest cost                                                            312           275
       Amendments                                                               175          --
       Actuarial gain                                                          (166)         (259)
       Benefits paid                                                            (99)          (99)
                                                                            -------       -------
         Benefit obligation at the end of the year                            4,522         4,214
                                                                            =======       =======
     Change in plan assets:
       Fair value of plan assets at the beginning of the year                  --            --
       Employer contributions                                                    99            99
       Benefits paid                                                            (99)          (99)
                                                                            -------       -------
         Fair value of plan assets at the end of the year                      --            --
                                                                            =======       =======
     Funded status                                                           (4,522)       (4,214)
     Contribution during the fourth quarter                                      25            25
     Unrecognized actuarial (gain)/loss                                        (254)          (66)
     Unrecognized prior service cost                                            635           547
     Unrecognized net transition obligation                                      20            69
                                                                            -------       -------
         Net amount recognized in the consolidated balance sheets            (4,096)       (3,639)
                                                                            =======       =======
     Amounts recognized in the consolidated balance sheets consist of:
       Accrued retirement cost, including current liability of $99           (4,395)       (3,871)
       Intangible asset                                                         234           232
       Accumulated other comprehensive income                                    65          --
                                                                            -------       -------
         Net amount recognized                                              $(4,096)      $(3,639)
                                                                            =======       =======



     The components of net periodic benefit cost for the retirement plans were:

                                           2000          1999          1998
                                         -------       -------       -------
                                                   (in thousands)
     Service cost                        $   884       $   923       $   770
     Interest cost                         2,051         1,771         1,591
     Expected return on plan assets       (2,029)       (1,853)       (1,655)
     Net amortization                        113           165          (109)
                                         -------       -------       -------
                                         $ 1,019       $ 1,006       $   597
                                         =======       =======       =======


     Weighted average assumptions as of December 30, 2000 and January 1, 2000 were:

                                                       2000               1999
                                                   ------------       ------------
     Discount rate                                        7.50%              7.50%
     Rate of compensation increase                 4.50 - 5.00%       4.50 - 5.00%
     Expected return on plan assets                       9.25%              9.25%


     The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to this plan. The Company's contribution to the 401(k) plan for the year ended December 30, 2000, January 1, 2000 and January 2, 1999 was $254, $261 and $247, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued

(9)  SHAREHOLDERS' EQUITY

     The Company has various stock option plans, which have granted incentive stock options (ISO's) and non-qualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

                                                        ISO         NON-QUALIFIED
                                                      NUMBER           NUMBER      WEIGHTED-AVERAGE
                                                     OF SHARES        OF SHARES     EXERCISE PRICE
                                                     ---------      -------------  ----------------
     Outstanding at January 3, 1998                   929,200          191,000          $  8.83
     Granted                                          128,500          156,500            14.08
     Exercised                                       (205,600)         (11,400)            4.65
     Expired/Cancelled                                 (7,100)            --              10.02
                                                     --------          -------          -------
     Outstanding at January 2, 1999                   845,000          336,100            10.85
     Granted                                          331,600           87,000             7.31
     Exercised                                         (9,800)            --               3.54
     Expired/Cancelled                               (210,400)         (62,700)           10.82
                                                     --------          -------          -------
     Outstanding at January 1, 2000                   956,400          360,400             9.85
     Granted                                          196,900           63,100             3.23
     Exercised                                           --               --               --
     Expired/Cancelled                               (633,700)         (89,800)            9.68
                                                     --------          -------          -------
     Balance outstanding at December 30, 2000         519,600          333,700          $  7.90
                                                     ========          =======          =======
     Options exercisable at December 30, 2000         235,800          215,100
                                                     ========          =======


                                             OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                             -----------------------------------------------------      ----------------------------------
                                NUMBER       WEIGHTED-AVERAGE                             NUMBER
          RANGE OF           OUTSTANDING        REMAINING         WEIGHTED-AVERAGE      EXERCISABLE       WEIGHTED-AVERAGE
      EXERCISE PRICES        AT 12/30/00     CONTRACTUAL LIFE       EXERCISE PRICE      AT 12/30/00        EXERCISE PRICE
      ---------------        -----------     ----------------     ----------------      -----------       ----------------
      $5.00 and under           317,600             8.26               $ 3.27              65,000               $ 3.24
         5.01 - 10.00           283,700             4.98               $ 8.31             216,200               $ 8.27
        10.01 - 15.00           245,300             5.84               $13.17             169,700               $12.96
       15.01 and over             6,700             2.36               $16.43                --                   --
                                -------                                                   -------
                                853,300                                                   450,900
                                =======                                                   =======

     At December 30, 2000, the remaining number of ISO and nonqualified shares available for grant was 679,000.

     At December 30, 2000, January 1, 2000, and January 2, 1999, the options outstanding under these plans were held by 73, 81, and 98, employees, respectively, and had expiration dates ranging from 2001 to 2012.

     Stock appreciation rights may be issued subject to certain limitations. There were no rights outstanding at December 30, 2000, January 1, 2000, or January 2, 1999.

     Had the Company elected to determine compensation cost based on the fair value at the grant date, as alternatively permitted under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                  2000            1999             1998
                                               ---------       ----------       ---------
     Net earnings (loss):
       As reported                             $    (806)      $  (14,625)      $   9,308
       Pro forma                                  (1,400)         (15,807)          8,121

     Earnings (loss) per share (diluted):
       As reported                                  (.09)           (1.55)            .93
       Pro forma                                    (.15)           (1.67)            .82
                                               =========       ==========       =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES
continued

     Using the Black Scholes option-pricing model, the per-share, weighted-average fair value of stock options granted during 2000, 1999, and 1998, was $1.10, $3.33, and $7.17, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 30, 2000 and January 1, 2000 were:

                                           2000          1999
                                         -------    -------------
     Expected dividend yield                  0%               0%
     Expected volatility                     45%              40%
     Risk-free interest rate               6.25%               5%
     Expected life-- ISO grants          6 years        5.5 years
     Nonqualified grants                 8 years    7.5 - 8 years

     The Company has an employee stock purchase plan in which approximately 800 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at the lower of 85% of the fair market value on their enrollment date or at the end of each two-year plan term.

                                         SHARES
                                       SUBSCRIBED
                                       ----------
     Balance at January 2, 1999          61,000
     Subscriptions                         --
     Purchases                             (900)
     Expired                            (60,100)
                                        -------
     Balance at January 1, 2000            --
     Subscriptions                      249,300
     Purchases                             --
     Expired                            (10,600)
                                        -------
     Balance at December 30, 2000       238,700
                                        =======

     During December 2000, the Company offered all stock option holders, excluding its Chief Executive Officer, with an option price greater than $5 per share, the opportunity to participate in an option exchange program. The program permitted the option holder to tender his current options for cancellation prior to the end of the year. In return the Company has agreed to reissue to the option holder one-half of the number of option shares tendered, contingent upon continued employment, after the passage of six months and one day. The options, to be granted late in June 2001, will be granted at the then current fair market value. Approximately 557,000 shares were tendered under the program, by 68 associates.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued
(10) EARNINGS PER SHARE

     For the years ended:


                                                            2000
                                         -------------------------------------------
                                             LOSS           SHARES         PER-SHARE
                                         (NUMERATOR)    (DENOMINATOR)        AMOUNT
                                         -----------    -------------      ---------
     BASIC AND DILUTED EPS--
       Net loss allocable to common
         shareholders                        $(806)          9,399          $  (.09)


Options to purchase 1,092,000 common shares at prices up to $16.43 were outstanding in 2000 but were not included in the computation of diluted earnings per share because of the net loss incurred by the Company and, therefore, the effect would be anti-dilutive.

                                                            1999
                                         -------------------------------------------
                                           Earnings         Shares         Per-share
                                         (Numerator)    (Denominator)       amount
                                         -----------    -------------      ---------
     BASIC AND DILUTED EPS--
       Net loss allocable to common
         shareholders                        $(14,625)        9,455         $ (1.55)

     Options to purchase 1,316,800 common shares at prices up to $16.43 were outstanding in 1999 but were not included in the computation of diluted earnings per share because of the net loss incurred by the Company and, therefore, the effect would be anti-dilutive.

                                                                     1998
                                                    -------------------------------------------
                                                     Earnings          Shares         Per-share
                                                    (Numerator)    (Denominator)       amount
                                                    -----------    -------------      ---------
     BASIC EPS --
       Net earnings available to
         common shareholders                            $9,308           9,698          $   .96
     EFFECT OF DILUTIVE SECURITIES --
       Stock options                                      --               294             (.03)
     DILUTED EPS--
       Net earnings available to common
         shareholders plus assumed conversions           9,308           9,992              .93

(11) PREFERRED SHARE PURCHASE RIGHTS

     In February, 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar Rights issued in 1988 which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series Junior I Participating Class
     A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the Common Shares. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire 20% or more of the Company's outstanding common shares (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES
continued

     In the event that any Person becomes the beneficial owner of more than 20% of the then outstanding common shares, each holder of a Right will be entitled to purchase, upon exercise of the Right, common shares having a market value two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by the Company at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

     Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of these shares have been issued.

(12) RELATED-PARTY OBLIGATION

     The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the key executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such shares, the Company has purchased a $5 million life insurance policy on the key executive, the cash surrender value of which is included in other assets in the accompanying consolidated balance sheets. In addition, for a period of 24 months following the key executive's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the key executive at the time of his death if his estate elects to sell such shares. The Company would have the right to purchase such shares on the same terms and conditions as the estate proposes to sell such shares.

     At January 1, 2000, Escapade SA, the Company's 80% owned French subsidiary, had a $489 note payable to its 20% shareholder. This note was subsequently repaid in January 2000.

(13) SEGMENT REPORTING

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

     The Company manufactures and markets comfort footwear for at-and-around-the-home and supplies thermal retention technology products. The Company considers its "Barry Comfort" at-and-around-the-home comfort footwear group in North America and Europe, and the thermal retention technology products group, "Thermal", as its three operating segments.

     The accounting policies of the operating segments are substantially similar to those described in note 1, except that the disaggregated financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items from these management reports have not been allocated among operating segments. Some of the more significant items include: a) costs of certain administrative functions, b) current and deferred income tax expense (benefit) and deferred tax assets (liabilities), and c) in some years, certain operating provisions.

     Revenues, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company's operating unit.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued
     REVENUES

                                                  2000          1999         1998
                                                --------      --------      --------
                                                           (in thousands)
     United States/North America                $137,743      $128,462      $139,861
     France                                       10,406         7,677         3,946
     United Kingdom                                1,286         3,953         5,597
                                                --------      --------      --------
                                                $149,435      $140,092      $149,404
                                                ========      ========      ========

     NET PROPERTY, PLANT AND EQUIPMENT

                                                  2000          1999          1998
                                                --------      --------      --------
                                                           (in thousands)
     United States                               $ 7,469      $ 9,399       $  9,068
     Mexico                                        3,509        3,478          3,487
     Other                                           763        1,531            320
                                                --------      --------      --------
                                                 $11,741      $14,408       $ 12,875
                                                ========      ========      ========

     REVENUES BY PRODUCT LINE

                                                  2000          1999          1998
                                                --------      --------      --------
                                                           (in thousands)
     At-and-around-the-home footwear            $136,728      $130,557      $137,518
     Thermal retention technology products        12,707         9,535        11,886
                                                --------      --------      --------
                                                $149,435      $140,092      $149,404
                                                ========      ========      ========


     In 2000, 1999 and 1998, one Barry Comfort customer accounted for approximately 21%, 23% and 22% of the Company's net sales, respectively.

     OTHER SEGMENT INFORMATION

                                                            BARRY COMFORT
                                                       -------------------------                         INTER-
     2000                                                NORTH                                          SEGMENT
     (in thousands)                                     AMERICA          EUROPE         THERMAL      ELIMINATIONS       TOTAL
     --------------                                    ---------       ---------       ---------     ------------     ---------
     Net sales                                         $ 125,036       $  11,692       $  12,707      $    --         $ 149,435
     Depreciation and amortization                         1,650             249             210           --             2,109
     Interest income                                         331            --                44           (135)            240
     Interest expense                                      1,972              70             135           (135)          2,042
     Litigation proceeds, net of expense incurred           --              --             4,476           --             4,476
     Pre tax earnings (loss)                              (4,440)         (1,498)          5,706           --              (232)
     Additions to property, plant, and equipment             400             201              52           --               653
     Total assets devoted                              $  76,041       $   8,930       $   4,711      $    (133)      $  89,549
                                                       =========       =========       =========      =========       =========

                                                             Barry Comfort
                                                       -------------------------                        Inter-
     1999                                                North                                          Segment
     (in thousands)                                     America          Europe         Thermal      Eliminations       Total
     --------------                                    ---------       ---------       ---------     ------------     ---------
     Net sales                                         $ 118,927       $  11,630       $   9,535      $    --         $ 140,092
     Depreciation and amortization                         1,681             176             386           --             2,243
     Interest income                                         684              27            --             (344)            367
     Interest expense                                      2,010              48             304           (344)          2,018
     Pre tax earnings (loss)                              (5,278)         (2,268)        (11,837)          --           (19,383)
     Additions to property, plant, and equipment           3,063             220              98           --             3,381
     Total assets devoted                              $  85,072       $  12,341       $   3,497      $  (7,746)      $  93,164
                                                       =========       =========       =========      =========       =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

R.G.BARRY CORPORATION AND SUBSIDIARIES
continued


                                                             Barry Comfort
                                                       -------------------------                        Inter-
     1998                                                North                                         Segment
     (in thousands)                                     America          Europe         Thermal      Eliminations       Total
     --------------                                    ---------       ---------       ---------     ------------     ---------
     Net sales                                         $ 127,975        $  9,543       $  11,886       $    --         $149,404
     Depreciation and amortization                         2,100              53             260            --            2,413
     Interest income                                         621              20            --             (252)            389
     Interest expense                                      1,996            --               252           (252)          1,996
     Pre tax earnings (loss)                              15,526            (638)           (137)           --           14,751
     Additions to property, plant, and equipment             789             163             184            --            1,136
     Total assets devoted                              $  95,449        $  8,650       $  11,686      $  (2,759)       $113,026
                                                       =========       =========       =========      =========       =========


 (14) RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

     In December 1999, in connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge of $1,794 as a component of operating income. The restructuring charge primarily related to the elimination of 240 positions. The positions eliminated were primarily manufacturing and administrative positions. As a result, severance and employee benefit costs of $1,487 have been accrued at January 1, 2000.

     The principle actions in the restructuring plan involved the closure of a production facility in Shenzhen, China, a downsizing of a distribution center and office in San Antonio, Texas, a warehouse in Laredo, Texas, the transfer of redundant manufacturing operations to the Dominican Republic manufacturing facility, and consolidating the related support infrastructure. Additionally, the plan involved the shift of thermal comfort and self-care consumers' production to the Company's Mexican production facilities and to the corporate headquarters, respectively.

     In December 1999, the Company determined that based on the recoverability of the goodwill balance related to its acquisition of Vesture Corporation in 1994 that the remaining unamortized value could not be recovered through future operating cash flows. The Company's analysis resulted in a charge of $4.0 million to write down the carrying value of the Vesture acquisition goodwill to zero.

     After an income tax benefit of $670, these actions reduced fiscal year 1999 earnings by $5,244 or $0.55 per share.

                                                                     Noncash                  As of
                                                         Initial     write-off    Paid in    January 1,
     (in thousands)                                      charge      in 1999       1999        2000
                                                         -------     ---------    -------    ----------
     Restructuring charges:
       Employee separations                              $1,487      $ --        $  --        $1,487
       Other exit costs                                      94        --           --            94
       Noncancelable lease costs                            213        --           --           213
                                                         ------      ------      -------      ------
         Restructuring costs                              1,794        --           --         1,794
                                                         ------      ------      -------      ------
       Asset impairment                                     120         120         --          --
       Goodwill write-down                                4,000       4,000         --          --
                                                         ======      ======      =======      ======
     Total restructuring and asset impairment costs      $5,914      $4,120      $  --        $1,794
                                                         ======      ======      =======      ======


     During 2000, the Company has undertaken additional actions to reduce costs and improve operating efficiencies. The Company has recognized $1,921 in restructuring and asset impairment charges in the 2000 year due primarily to these actions in 2000 as well as to other minor adjustments to existing restructuring accruals from actions initiated in 1999.

     Actions in 2000 have included: (i) Closure in July 2000 of a distribution warehouse in San Antonio and transfer of its functions to a smaller facility in Laredo, Texas, (ii) closure in December 2000 of a manufacturing facility in the Dominican Republic; and (iii) various staff reduction actions taken in December 2000 in the administrative functions within the Company. The actions taken in the year 2000 involved elimination of 225 positions.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          R.G.BARRY CORPORATION AND SUBSIDIARIES
                                                                       continued

     After an income tax benefit of $711, these actions in 2000 reduced fiscal year 2000 earnings by $1,210 or $.13 per share.

                                 Accruals                                                              Accruals
                                January 1,      Charges in                   Non-cash    Paid in      December 30,
     (in thousands)                2000            2000       Adjustments    write-offs    2000           2000
                              ---------------   ----------    -----------    ----------   -------     ------------
     Employee separations         $1,487         $  551         $ (279)         $--        $1,232       $  527
     Other exit costs                 94           --              (62)          --            32         --
     Noncancelable leases            213          1,013             (5)          --           722          499
                                  ------         ------         ------         ------      ------       ------
       Total restructuring         1,794          1,564           (346)          --         1,986        1,026
                                  ------         ------         ------         ------      ------       ------
     Asset impairments              --              703           --              703        --           --
                                  ------         ------         ------         ------      ------       ------
         Total                    $1,794         $2,267         $ (346)        $  703      $1,986       $1,026
                                  ======         ======         ======         ======      ======       ======


(15) ACQUISITION OF ESCAPADE SA

     Effective July 22, 1999, the Company acquired 80% of the outstanding stock of Escapade SARL(Escapade), which owned 51% of Fargeot et Compagnie SA and Michel Fargeot SA (collectively known as Fargeot), all of Thiviers, France for $2,347 in cash. Fargeot manufactures and markets footwear. Simultaneous with the purchase of 80% of the stock by the Company, Escapade purchased the remaining 49% of Fargeot that it did not own for $2,296 in cash. The proceeds for the purchase of the 49% were funded through loans to Escapade from its two shareholders.

     The Escapade purchase agreement includes put and call options for the purchase of the remaining 20% of shares not owned by the Company. The 20% shareholder may put the shares to the Company at any time after July 22, 2004 for a period of five years at the price as determined by the purchase agreement. The Company may call the shares and purchase them at any time after July 22, 2000 for a period of nine years at the same basis.

     The acquisition was accounted for as a purchase, and accordingly, the financial statements include the results of operations for the Company's 80% equity ownership from the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $2,710 is being amortized over 20 years.

     The acquisition of Fargeot did not result in a significant business combination within the definition provided by the Securities and Exchange Commission and therefore, pro forma financial information has not been presented.

(16) LITIGATION SETTLEMENT

     During the first quarter of 2000, the Company settled its pending patent infringement litigation. As a part of the settlement the Company received a $5 million cash payment. Net of expenses incurred, the net pretax gain recognized by the Company was approximately $4.5 million. In addition, the Company entered into a licensing arrangement for approximately $1 million for the future use of the Company's thermal technology.

(17) CONTINGENT LIABILITIES

     The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

INDEPENDENT AUDITORS' REPORT
R.G.BARRY CORPORATION AND SUBSIDIARIES

The Board of Directors and Shareholders
R. G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, in 2000 the Company changed its method of inventory valuation from Last-In, First-Out (LIFO) to First-In, First-Out (FIFO).


/s/ KPMG LLP


Columbus, Ohio
February 20, 2001