Form 10-K, Exhibit 13
period 2001-12-29
BARRY R G CORP /OH/
filed 2002-03-29
CIK 749872

SIX YEAR REVIEW OF SELECTED FINANCIAL DATA
R.G. Barry Corporation and Subsidiaries



                                                       2001         2000         1999         1998        1997**        1996
SUMMARY OF OPERATIONS (THOUSANDS)
Net sales                                           $ 144,121    $ 149,435    $ 140,092    $ 149,404    $ 148,034    $ 147,284
Cost of sales                                          83,972       93,816       85,996       76,707       77,401       81,797
  Gross profit                                         60,149       55,619       54,096       72,697       70,633       65,487
    Gross profit as percent of net sales                 41.7%        37.2%        38.6%        48.7%        47.7%        44.5%
Selling, general and administrative expenses           58,298       58,321       66,416       56,719       53,137       49,008
Restructuring and asset impairment charges
  (adjustments)                                          (118)       1,921        5,914           --           --           --
Other income (expense)                                    800        1,717          502          380          415         (211)
Proceeds from litigation, net of expenses
  incurred                                                 --        4,476           --           --           --           --
Interest expense, net                                  (1,079)      (1,802)      (1,651)      (1,607)      (1,817)      (2,483)
Earnings (loss) before income taxes                     1,690         (232)     (19,383)      14,751       16,094       13,785
Income tax expense (benefit)                              716          522       (4,778)       5,443        6,420        5,511
Minority interest                                         (42)         (52)         (20)          --           --           --
Net earnings (loss)                                 $     932    $    (806)   $ (14,625)   $   9,308    $   9,674    $   8,274

ADDITIONAL DATA
Basic earnings (loss) per share*                    $    0.10    $   (0.09)   $   (1.55)   $    0.96    $    1.02    $    0.89
Diluted earnings (loss) per share*                  $    0.10    $   (0.09)   $   (1.55)   $    0.93    $    0.99    $    0.84
Book value per share*                               $    6.44    $    6.34    $    6.46    $    8.12    $    7.23    $    6.26
Annual % change in net sales                             (3.6)%        6.7%        (6.2)%        0.9%         0.5%         9.9%
Annual % change in net earnings                         215.6%        94.5%      (257.1)%       (3.8)%       16.9%        26.5%
Pretax return on net sales                                1.2%        (0.2)%      (13.8)%        9.9%        10.9%         9.4%
Net earnings (loss) as a percentage of beginning
  shareholders' equity                                    1.6%        (1.3)%      (18.5)%       13.5%        16.5%        16.7%
Basic average number of shares outstanding
  (in thousands)*                                       9,379        9,399        9,455        9,698        9,504        9,308
Diluted average number of shares outstanding
  (in thousands)*                                       9,577        9,399        9,455        9,992        9,820        9,827

FINANCIAL SUMMARY (THOUSANDS)
Current assets                                      $  69,676    $  70,268    $  71,678    $  91,914    $  84,693    $  70,792
Current liabilities                                    14,471       14,715       17,705       17,885       20,908       15,108
Working capital                                        55,205       55,553       53,973       74,029       63,785       55,684
Long-term debt                                          5,162        7,637        8,571       10,714       12,992       15,265
Net shareholders' equity                               60,385       59,452       60,384       79,139       69,126       58,704
Net property, plant and equipment                      10,917       11,741       14,408       12,875       14,231       13,929
Total assets                                           88,612       89,549       93,164      113,026      107,083       92,180
Capital expenditures                                    1,194          653        3,381        1,136        2,944        2,404
Depreciation and amortization of property,
  plant and equipment                                   1,847        2,109        2,243        2,413        2,531        2,571


See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

 *Retroactively restated to reflect 5-for-4 share split distributed June 17, 1996.

**Fiscal year includes fifty-three weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method. Certain amounts from prior years have been reclassified to conform with current year's presentation.




                                    6 and 7

MARKET AND DIVIDEND INFORMATION
R.G. Barry Corporation and Subsidiaries

MARKET VALUE

            QUARTER               HIGH                 LOW               CLOSE
------------------------------------------------------------------------------
2001        FIRST                $3.250              $2.130             $2.500
            SECOND                4.750               2.200              4.600
            THIRD                 5.180               3.830              4.040
            FOURTH                6.080               3.680              5.950

2000        First                $4.250              $2.750             $3.375
            Second                4.750               3.000              3.875
            Third                 3.938               2.750              3.000
            Fourth                3.125               2.125              2.375


Stock Exchange: New York Stock Exchange
Stock Ticker Symbol: RGB
Wall Street Journal Lising: BarryRG
Approximate Number of Registered Shareholders: 1,000

No cash dividends were paid during the periods noted. The Company has no current intention to pay cash dividends, and its liability to do so is subject to the restrictions contained in various loan agreements. See also Note 4 to Consolidated Financial Statements, and Management's Discussion & Analysis of Financial Condition & Results of Operations.



QUARTERLY FINANCIAL DATA
R.G. Barry Corporation and Subsidiaries

2001 FISCAL QUARTERS                               in thousands, except basic and diluted earnings (loss) per share

                                            FIRST                SECOND                 THIRD                FOURTH
-------------------------------------------------------------------------------------------------------------------
NET SALES                                 $25,547               $16,958               $45,413               $56,203
GROSS PROFIT                                9,289                 5,701                19,652                25,507
NET EARNINGS (LOSS)                        (1,313)               (3,579)                2,603                 3,221
BASIC EARNINGS (LOSS) PER SHARE           $(0.14)                $(0.38)                $0.28               $  0.34
DILUTED EARNINGS (LOSS) PER SHARE         $(0.14)                $(0.38)                $0.28               $  0.34


2000 Fiscal Quarters
                                            First                Second                 Third                Fourth
-------------------------------------------------------------------------------------------------------------------
Net sales                                 $24,238               $22,241               $42,396               $60,560
Gross profit                                8,647                 5,861                16,405                24,706
Net earnings (loss)                           653                (3,588)                  137                 1,992
Basic earnings (loss) per share           $  0.07                $(0.38)                $0.01               $  0.21
Diluted earnings (loss) per share         $  0.07                $(0.38)                $0.01               $  0.21


Certain amounts from prior periods have been reclassified to conform with current presentation.

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS
                                         R.G. Barry Corporation and Subsidiaries


LIQUIDITY AND CAPITAL RESOURCES
Our company uses many differing types of assets in the development, production, marketing, warehousing and distribution, and sale of our products. Mainly, we utilize current assets, such as cash, receivables, inventory, and prepaid expenses, and to a lesser degree, we utilize property, plant and equipment, and other non-current assets, such as deferred taxes and goodwill.

At the end of 2001, current assets amounted to approximately 79 percent of total assets, compared with 78 percent at the end of 2000. We had $55.2 million in net working capital, made up of $69.7 million in current assets, less $14.5 million in current liabilities as of the end of 2001.

As of the end of 2000, we had nearly the same level of net working capital at $55.6 million, made up of $70.3 million in current assets, less $14.7 million in current liabilities.

We ended 2001 with $12.3 million in cash and cash equivalents, $15.0 million in trade receivables, net of allowances, and $35.6 million in inventory. By comparison, at the end of 2000, we had $6.9 million in cash and cash equivalents, $19.7 million in net trade receivables, and $32.8 million in inventory. The increase in cash from 2000 to 2001, is due in part to the $4.6 million decline in net trade receivables from year to year, and a federal income tax refund received in 2001 of $3.6 million, as a result of carrying back tax losses to prior fiscal periods. See also the accompanying Consolidated Statements of Cash Flows.

Following year-end 1999, we set an objective of lowering our investment in inventory. During 2000, we reduced total inventories by $8.2 million, with the largest reduction being a $5.7 million reduction in finished goods. Raw materials and work in progress, together, were reduced by approximately $2.5 million. During 2001, inventories increased by $2.8 million, with the largest portion a $2.3 million increase in slipper finished goods, substantially all in Barry Comfort North America, where inventories at year end 2001 are well positioned and where we normally experience the least exposure to risk of markdowns or obsolescence. Net trade receivables declined from 2000 to 2001, by $4.6 million. This is due, in part, to a $3.5 million increase in 2001 in offsetting provisions for customer allowances and sales support programs. Also impacting the decline in trade receivables is the nearly $4.4 million decrease in merchandise sold during the fourth quarter of 2001, compared with the fourth quarter of 2000. To some degree, the increase in inventory from 2000 to 2001, and the decrease in trade receivables, reflect the decline in net sales during the fourth quarter. Additionally, at the end of 2000, we had one large customer who was late in paying approximately $3 million on its account before year-end. The customer's account was paid early in 2001. There was no similar sizable customer payment delays noted at the end of fiscal 2001. We have experienced no significant loss from exposure to uncollectable accounts. The recent highly publicized bankruptcies of Kmart Corporation, and Jacobson Stores Inc., did not have any impact upon us in 2001, as neither store has been a customer of ours in recent years.

Traditionally, we have leased most of our operating facilities. We periodically review facilities to determine whether our current facilities will satisfy projected operating needs for the foreseeable future. During the second half of 1999, we opened a new manufacturing facility in the Dominican Republic. Products manufactured in the leased Dominican facility were expected to be shipped into the European market duty-free. Subsequent to opening the Dominican facility, Mexico and the European market completed a new duty arrangement, which we believe will, by 2003, result in the same duty situation as had existed with the Dominican Republic. Taking this modified duty arrangement between Mexico and Europe into consideration, we closed the Dominican operation before the end of 2000. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna(TM) line of Spa-at-home thermal/magnetic products. By 2000, the Soluna(TM) products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its use, as originally planned, especially in light of the significant reduction in inventory levels from 1999 to year-end 2000. In 2000, we moved that operation into a lower cost facility that we had available in Laredo, Texas. Late in 2001, we committed to move into a new leased warehouse facility in Nuevo Laredo, Mexico, which will permit us to begin warehousing operations in Mexico in 2002, and reduce our warehousing operations in the United States; this transition will permit us to substitute lower cost Mexican

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
R.G. Barry Corporation and Subsidiaries


warehouse labor for comparably higher U.S. labor costs. See also Note 5 of Notes to the Consolidated Financial Statements for information about operating lease commitments.

For many years, we have relied on unsecured revolving credit agreements to satisfy our seasonal working capital liquidity needs. Throughout recent years, our banks have agreed to amend the various agreements to accommodate our needs and provide us with needed operating liquidity, occasionally modifying provisions of the agreements as necessary. In March 2001, we entered into the current Revolving Credit Agreement ("Revolver") with our main bank. This Revolver, which extended through February 2002, was also unsecured, and further modified certain of the covenants included in the previous agreements. The Revolver contained covenants that we believe were not uncommon for agreements of similar type and duration. The Revolver provided us a seasonally adjusted available line of credit with a peak of $30 million from April through November. During 2001, we reached a peak of $26 million in borrowings outstanding for a two week period late in September through early October. This compares with $30 million in peak outstanding borrowings for a nearly four week period during the same months of 2000. Throughout 2001, our overall usage of the Revolver was lower than in 2000. The daily weighted average borrowings outstanding in 2001 amounted to $7.9 million in 2001 compared with $11.5 million in 2000. Clearly, during the time period from mid-spring though December, we are dependent upon the bank and the Revolver for funding our seasonal liquidity needs. On March 8, 2002, we received a letter from our bank with their commitment to renew and extend the Revolver through 2002, providing us with a seasonally adjusted line of credit of up to $30 million, which we expect will meet our liquidity needs for the upcoming year.

At times, we have incurred additional long-term debt to provide long-term capital financing. The last time we incurred additional long-term debt was in 1994, when we issued a $15 million, 9.7 percent note, due in 2004 ("Note"). The balance due under the Note as of the end of 2001 was $6.4 million. The Note contains covenants that we believe are not uncommon among agreements of its type and duration. The Note and the Revolver place restrictions on the amount of additional borrowings we may incur, and contain certain other financial covenants. See also Note 4 of Notes to the Consolidated Financial Statements for additional information. The Note requires semi-annual interest payments and annual principal repayments of $2.1 million, the first of which was made in July 1998, and which continue through July 2004. We are in compliance with all covenants of the Note and the Revolver.

We last paid cash dividends in 1981. As of year-end 2001, the Revolver prohibited the payment of cash dividends and further limited the acquisition of common shares for treasury. We have no current plans to pay cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to finance operations and to fund the future needs of the business. While the covenants under the Note permit us to incur additional long-term debt should that become desirable, the Revolver requires the consent of the bank in order for us to do so.

We believe that we have a strong balance sheet, with strong financial ratios. At the end of 2001, total shareholders' equity amounted to $60.4 million. With the addition of long-term debt totaling $5.2 million, we have a total capital base of $65.6 million. This compares with $59.5 million in shareholders' equity last year and $7.6 million in long-term debt. Our long-term debt to net worth ratio was 8.5 percent at the end of 2001, slightly improved from the 12.8 percent at the end of 2000. Our current ratio, a measure of the relationship of current assets to current liabilities, was 4.81 to 1 at year-end 2001, compared with
4.78 to 1 at year-end 2000.


ACCELERATION OF NAFTA TARIFF REDUCTIONS - SUBSEQUENT EVENTS
Effective January 1, 2002, the 15 percent duty on United States slippers made in Mexico has been eliminated in total. The tariff removal, which was a part of round three of the NAFTA tariff acceleration, eliminated duties on a range of products, including slippers. This duty elimination is expected to have a positive impact on many aspects of our business. Prior to the elimination of the duty, the slipper tariff was scheduled to be reduced annually at the rate of 2.5 percent per year until its scheduled elimination on January 1, 2008.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS
                                         R.G. Barry Corporation and Subsidiaries


The acceleration allows us to take full advantage of the benefits of manufacturing in our own North American plants and is a key element in our strategies for the future. It permits us to relocate cutting and molding activities from the U. S. to Mexico and thus keep our costs in line with competitive products produced offshore. In 2002, we expect to transfer jobs from the U.S. to Mexico and realize the benefits of reduced labor and benefit costs. Without the tariff eliminations, most of the labor savings would have been offset by the increase in the cost of duties, and we would have been forced to consider further reductions in North American jobs. We expect the shift of jobs to be completed in 2002, and impact about 350 positions in the company. The severance costs associated with this reduction in workforce are to be recognized in the first quarter of 2002, and are expected to amount to about $750 thousand.

We contracted with two firms to assist us in pursuit of this tariff relief. With the successful conclusion of this pursuit, we agreed to pay an aggregate of approximately $6.25 million, most of which is to be paid in nearly equal quarterly installments, over the next four years. The benefit we will receive from the tariff relief in excess of $18 million over the next six years, with an estimated $1.5 million in pre-tax net benefit in 2002 alone. The remainder of the benefit will be realized equally over the following five years.

LEGAL PROCEEDINGS
In March 2000, a lawsuit we filed in 1998 against Domino's Pizza, Inc. and Phase Change Laboratories, Inc., alleging patent infringement and deceptive advertising, was settled. As a part of the settlement, we received a cash payment of $5 million, and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

FOREIGN CURRENCY RISK
Our operations are currently conducted primarily in U. S. Dollars and to a much lesser degree, in British Pounds Sterling, French Francs and Euros, and Canadian Dollars--all currencies that historically have not been subject to significant market volatility. In accordance with our established policy guidelines, we have at times hedged some of these currencies on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. The amount we normally maintained under foreign exchange contracts has not been material to overall operations. At the end of fiscal 2001, there were no foreign exchange contracts outstanding.

In addition, a sizable portion of our manufacturing labor and other costs are incurred in Mexican Pesos. It has not been our practice to hedge the Peso as it has generally declined in value over longer time horizons, when compared to the
U. S. Dollar. In addition, forward contracts denominated in Pesos generally have not been readily or economically available. Should the Peso suffer a devaluation compared to the U. S. Dollar, we believe that the impact would likely be of benefit to us by reducing, at least initially, the effective costs of manufacturing, although any such reduction would not be expected to have a significant impact upon our results of operations.

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

CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. This is not new; making estimates about the impact of future events has been a generally accepted practice for nearly all companies in nearly all industries for many many years. We make these estimates after gathering as much information from as many resources as are available at the time, and after reasonably assessing the conditions that exist at the time we prepare the financial reports. We make these estimates in a consistent manner from period to period, based upon historical trends and conditions, after review and analysis of current events and conditions. Management believes that these

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
R.G. Barry Corporation and Subsidiaries


estimates reasonably reflect the impact of events that may not become known with certainty until some time in the future.

The more critical of these accounting policies requiring significant management estimates include: a) an assessment of the estimated costs of returns and allowances that will be required to satisfy the commitments made to retailers for the just concluded holiday season, b) an evaluation of any impairment in the realizable value of our inventories in light of the just concluded holiday selling season, the economic environment, and the plans for the upcoming selling season, c) an assessment of the amount of income taxes that will become currently payable for the just concluded period and what deferred tax costs or benefits will become realizable for income tax purposes in the future as a result of differences between results of operations as reported in conformity with accounting principles generally accepted in the United States of America and the requirements of the complex income tax laws existing in various jurisdictions, d) an assessment of the ongoing future value of goodwill, and e) estimations of the future costs associated with restructuring charges related to a number of operational changes and reconfigurations we have announced. In addition, there are other accounting policies, which require less judgmental input by management, that we follow consistently from year to year, and those policies are summarized in Note 1 of Notes to the Consolidated Financial Statements beginning on page 20 of this Annual Report to Shareholders.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In July 2001, the FASB issued SFAS No. 141, "Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 2001, and eliminates pooling-of-interests method. We believe the adoption of SFAS No. 141 will not have a significant impact on our financial statements.

In July 2001, the FASB issues SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization, substituting an assessment of the impairment of existing intangibles. With the adoption of SFAS in 2002, we will no longer amortize approximately $2 million of goodwill--the amortization incurred in 2001 and 2000 was $136 thousand per year. We will be required to perform an impairment review of goodwill upon adoption of SFAS 142. We expect to complete this review in 2002 and do not anticipate the need to record an impairment charge, however, there can be no assurance that at the time of the review or later, an impairment charge may not be required.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 develops one accounting method by which long-lived assets held for disposal are measured at the lower of book value or fair market value less costs of disposal. In addition, SFAS 144 enlarges the scope of discontinued operations to include all operations of an entity with operations that can be separated from the rest of the business and that will be eliminated in a disposal transaction. We do not anticipate the adoption of SFAS No. 144 to have a material impact on our financial statements.

In June 2001, the Emerging Issues Task Force, ("EITF") issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of Vendor's Products," effective for periods beginning after December 2001. EITF 00-25 addresses whether consideration from a vendor to a reseller is an adjustment of the selling prices of the vendor's products and thus, should be deducted from revenue when classified in the vendor's statement of operations, or is a cost incurred by the vendor for services received from the reseller and thus should be classified as an expense in the vendor's statement of operations. Upon application of this EITF, financial statements of prior periods presented for comparative purposes should be reclassified to comply with the current statement classification required under this Issue. The application of this Issue will require a reclassification of certain expenses netting them against sales in our Statement of Operations. This will result in a revocation of net sales and a corresponding decrease in selling, general and administrative expenses of approximately $9.5 million, $9.0 million and $9.7 million for fiscal years 2001, 2000 and 1999, respectively. There will be no change in the final determination of earnings before income taxes or in the determination of net earnings after income taxes.

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS
                                         R.G. Barry Corporation and Subsidiaries


RESULTS OF OPERATIONS
2001 SALES AND OPERATIONS COMPARED WITH 2000
The results of 2001 represent an important turnaround. Operating results in 2001 showed continued improvement.

During 2001, net sales totaled $144.1 million, about 3.6 percent less than they were in 2000. We operate in three different business segments: (I) "Barry Comfort North America", which manufactures and markets at- and around-the-home comfort footwear in North America; (II) "Barry Comfort Europe", which markets footwear principally in western Europe; and (III) "Thermal", which markets, principally in North America, thermal retention technology products that act as hot or cold temperature reservoirs releasing that energy over time. See also
Note 13 of Notes to the Consolidated Financial Statements for a breakdown of net sales by geographic region of the world and by segment of our operations.

Net sales for Barry Comfort North America increased slightly in 2001, to $126.4 million from $125.0 million in 2000. The increase in North America, although only 1.1 percent, came in an economic environment of recession, consumer concerns heightened by September's terrorist attacks in the United States, and a retail atmosphere that was highly promotional, resulting in generally lackluster retail sales increases. We have continued our efforts to provide new styling to the consumers of our soft washable footwear, with continued focus on fresh product, delivered complete and on-time to our customers. Sales of our products at retail did well, while retailers generally struggled through a difficult and very promotional holiday season. The mix within net sales was enriched slightly in 2001, to a mix that was slightly higher in our more profitable image brands, sold to traditional department stores and chains, and relatively fewer net sales to the lower priced mass merchandisers.

Net sales for Barry Comfort Europe decreased to $10.4 million in 2001, from $11.7 million in 2000. Substantially the entire decline in net sales came from the United Kingdom where sales decreased from 2000 to 2001 by $1.2 million. In 2000, we changed the nature of our operations in the United Kingdom. Previously, we had operated with our own full service sales organization, but in 2000, we shifted to a joint arrangement with GBR Limited, a British footwear marketer. Thus far, our results from this arrangement have been less than we expected. Net sales in France, at $10.3 million in 2001, were essentially flat with net sales of $10.4 million in 2000. We continue to refine our strategies in Europe, believing that this region still provides a growth opportunity for us. In 2002, we will be introducing a new program with a lower retail selling price point in France to compliment our existing business in the French Hypermarkets.

Net sales of Thermal products declined in 2001 to $7.3 million from $12.7 million in 2000. Much of the decrease relates to sales of the quick heat units - units that allow the delivery of a pizza that is hotter and fresher than pizzas transported for delivery to consumers by conventional means. In 2000, net sales benefited by the sizable increase in quick heat units sold to Papa John's International, Inc. The sales volume in 2001 was less than that in 2000, representing the major portion of the decline. We believe that there are others with the experience and food industry contacts that may be better able to provide direction and support for growth in the Thermal products. We continue to actively seek an established business partner to join with us in a venture to fully unlock the opportunities in the Thermal segment of our business.

Gross profit in 2001 increased to $60.1 million from $55.6 million in 2000. Gross profit as a percent of net sales also increased significantly in 2001 to
41.7 percent, from 37.2 percent, in 2000. Benefiting the increase in gross profit, both in dollars and as a percentage of net sales, were several factors:

  - In 2000, as a result of an aggressive effort to lower our inventory levels, we sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit. This aggressive inventory liquidation successfully reduced inventories by about $8 million from 1999 to 2000, but at a significant cost in gross profit in 2000. In 2001, the levels and thus net sales of obsolete and out-of-season inventory were much lower than in 2000, and thus there was no similar penalty to gross profit in 2001.
  - As noted above, in the discussion of net sales changes, there was a slightly richer mix of products in 2001, which contributed to the overall increase in gross profit for the year.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
R.G. Barry Corporation and Subsidiaries


  - Manufacturing efficiencies in 2001 were much improved over 2000. The improvement in manufacturing efficiencies was in part due to activities from 2000, which did not recur in 2001. Early in 2000, the startup of a new factory in the Dominican Republic required a longer than anticipated time to bring operations up to normal efficiency standards. As a consequence, we incurred manufacturing variances from inefficient operations. Moreover, with the reduction of inventory by $8 million during 2000, we required that less product be manufactured throughout 2000. Lower production requirements generally added to the manufacturing variances. There were no similar adverse impacts on our production activities in 2001 to penalize gross profit, and manufacturing efficiencies in 2001 were greatly improved.

Selling, general and administrative expenses remained flat in 2001 compared with 2000, following a nearly $8.1 million reduction from 1999. We have been very diligent in keeping our expense structure in line with our strategic objectives. Within the selling, general and administrative expense category, there were modest increases in selling expenses to assist retailers' efforts in a difficult holiday selling season, with corresponding reductions in other administrative expenses.

Net interest expense declined in 2001 to $1.1 million from $1.8 million in 2000. During 2001, the daily average seasonal borrowings outstanding under the Revolver decreased to $7.9 million from $11.5 million in 2000, a decrease of 31 percent in average bank borrowings. In addition, the weighted average interest rate on short-term bank borrowings in 2001 decreased to 5.8 percent from 8.2 percent in 2000. The improved operating results in 2001, coupled with the strategic initiatives we began implementing in 1999 and 2000, greatly contributed to the decrease in average borrowings in 2001. Short-term market interest rates generally declined significantly in 2001, by nearly 4.75 percent throughout the year. Part of this decrease was offset by the 75 basis points increase in spreads over market charged by our bank. The net result was a reduction in the average rate of interest, by about 2.4 percent, that we incurred in 2001 for borrowings to provide short-term operating capital.

In 2001, we continued on the strategic plan that we outlined in 1999 and 2000. Beginning in 2000, we took several actions to align the forecasting of our manufacturing requirements with our customers' demand visibility. As a result, we have begun to migrate, over a three-year period, to a company that produces about two-thirds of our products in-house and outsources the remainder to independent third party suppliers. In previous years, we had produced in excess of 95 percent internally and outsourced the balance. Early in 2001, we opened a representative office in Hong Kong, which is responsible for procuring outsourced products from the Far East. During 2001, about 20 percent of our requirements were sourced from the Far East.

For fiscal 2001, we earned $1.7 million before income taxes and $932 thousand after income taxes, or $0.10 per diluted share. In 2000, we incurred a loss of $232 thousand before income taxes, this after including restructuring charges and after including $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement. As our operations outside the United States were profitable in 2000, we incurred foreign taxes of $407 thousand, plus we incurred taxes in a number of states where we operate. Consequently, in 2000, the net loss after income taxes amounted to $806 thousand, or $0.09 per share.

2000 SALES AND OPERATIONS COMPARED WITH 1999
Effective in 2000, we changed the method of accounting for domestic inventories of company-manufactured soft washable slippers from the LIFO method to the FIFO method, so that in 2000, all inventories were accounted for using the FIFO method. For all previous years' financial statements presented, this change was applied retroactively by restating the financial information.

Results for 2000 were disappointing. Following the loss incurred in 1999, and the restructuring actions taken at the end of 1999, we anticipated that 2000 would be a profitable year. In 1999, we recognized that we needed to reduce our levels of production and to lessen our manufacturing capacity. We closed a plant in Shenzhen, China although we opened a plant in the Dominican

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                     FINANCIAL CONDITION & RESULTS OF OPERATIONS
                                         R.G. Barry Corporation and Subsidiaries


Republic. We believed that the customs duty advantages enjoyed between the Dominican Republic and Europe would outweigh our need to reduce capacity. After opening the plant in the Dominican Republic, Mexico completed a new treaty with Europe that we believe will, by 2003, provide the same duty situation as had existed with the Dominican Republic. In December 2000, we closed the plant in the Dominican Republic. In 1999, we opened a warehouse in San Antonio, Texas to serve what we believed was a need to house increased finished goods inventory for the Soluna(TM) line of products first introduced in 1999. By 2000, the Soluna(TM) products had not achieved expected results and we concluded that this warehouse was too large and too expensive for its prospective use. This was especially so, in light of the significant reduction in inventory levels from 1999 to year-end 2000. Moreover, our strategy for the future includes acquiring greater portions of our inventories from third party suppliers, thus reducing the need to take large portions of finished goods into our warehouses for extended periods of time. In mid-2000, we closed the San Antonio warehouse and moved into a smaller warehouse that we already controlled in Laredo, Texas. The opening and subsequent closing of a factory and a warehouse, all within a two-year period, was very costly. During 2000, we provided for a restructuring charge of $1.9 million to handle the costs of closing the Dominican Republic plant and closing the warehouse in San Antonio, as well as various staff reductions which all together involved the elimination of 225 positions.

During 2000, net sales totaled $149.4 million, about 6.7 percent greater than in 1999. Net sales for Barry Comfort North America increased 5.1 percent to $125.0 million in 2000, from $118.9 million in 1999. The increase in North America net sales was largely the result of providing fresh new comfortable soft washable footwear to our customers with complete and on-time delivery, plus the impact of our aggressive program of inventory liquidation. We believe that sales of these products at retail were generally excellent; whereas, retailers generally experienced a mediocre holiday season. Net sales for Barry Comfort Europe were essentially flat at $11.7 million in 2000 and 1999. In Europe, in 2000, we had the benefit of our Fargeot operation for the entire 2000 year compared with only half of the year in 1999. In addition, we changed the nature of our operations in the United Kingdom. In 1999 and prior, we operated with our own full service sales organization. In mid-year 2000, we shifted to a joint arrangement with GBR Limited, a British footwear marketer. Net sales of Thermal products in 2000 increased by 33.3 percent to $12.7 million from $9.5 million in 1999. This increase largely reflected Vesture's first major contract to provide thermal retention quick heat units to a national pizza chain.

Gross profit in 2000 amounted to $55.6 million, as compared with gross profit in 1999 of $54.1 million. Gross profit as a percent of net sales declined in 2000 to 37.2 percent, compared with 38.6 percent during 1999. Gross profit was adversely impacted by several items:
  - We sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit, in an effort to lower our inventory levels. By year-end 2000, substantially all of this inventory had been liquidated.
  - We experienced a shift in the mix of net sales toward mass merchandisers.
  - In 2000, we included the operations of our Fargeot subsidiary, which operates with a lower gross margin and a lower expense structure than our other operations.
  - The new factory in the Dominican Republic required a longer than anticipated time to bring its operations up to normal efficiency standards, resulting in manufacturing variances from inefficient operations.

Selling, general and administrative expenses decreased by 12.2 percent in 2000 to $58.3 million from $66.4 million in 1999, a significant reduction of nearly $8.1 million. Much of the reduction reflected our plan to lower the costs of operation throughout the organization--selling, marketing, warehousing and administration. Lower costs were incurred in all of these areas in 2000.

Early in 2000, our lawsuit against Domino's Pizza and Phase Change Laboratories for patent infringement was settled. As a result, we received a payment of $5 million and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
R.G. Barry Corporation and Subsidiaries


Net interest expense increased in 2000 to $1.8 million from $1.7 million in 1999. During 2000, the daily average seasonal borrowings under the Revolver amounted to $11.5 million compared with $9.9 million during 1999, a 16.2 percent increase. In addition, the weighted average interest rate in 2000 increased to
8.2 percent from 6.4 percent in 1999. The loss we incurred in 1999, plus the scheduled $2.1 million annual principal repayment under the Note, contributed to the increase in average borrowings in 2000. General market interest rates increased in 2000 by about one and one-half percent, and the spread over market rates charged by our banks also increased in 2000 by one-half of one percent. While interest expense increased as a result of increased borrowings under the Revolver, there was an nearly offsetting decrease in interest expense resulting from the $2.1 million scheduled annual repayments of long-term debt.

With the reduction in inventory levels and the strategic change to outsourcing increased levels of product, the need for the warehouse in San Antonio diminished and we transferred that warehousing function to a smaller facility in Laredo, Texas. These actions, coupled with administrative staff reductions, eliminated 225 associates throughout the organization. The costs associated with closing the Dominican facility, closing the San Antonio warehouse and staff reductions total about $1.9 million, which was provided for in the results of operations for 2000.

For the 2000 fiscal year, after the restructuring charges and after including the $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement, we incurred a loss amounting to $232 thousand before income taxes, compared with a loss before income taxes in 1999 of $19.4 million. For 2000, the net loss after income taxes was $806 thousand. The net loss in 1999, after the benefit of current and deferred income taxes, amounted to $14.6 million. For 2000, basic and diluted loss per share amounted to $0.09 per share, compared with basic and diluted loss per share in 1999 of $1.55 per share.

  "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
  The statements in this Annual Report to Shareholders, which are not historical fact are forward-looking statements based upon our current plans and strategies, and reflect our current assessment of the risks and uncertainties related to our business, including such things as product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of direct sourcing by customers of competitive products from alternative suppliers; the effect of pricing pressures from retailers; the loss of significant customers in connection with mergers, acquisitions, bankruptcies or other circumstances; inherent risks of international development, including foreign currency risks, the implementation of the Euro, economic, regulatory and cultural difficulties or delays in our business development outside the United States; our ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; the availability and costs of financing; capacity, efficiency, and supply constraints; weather; the effect of terrorist acts and governments' responses to terrorist acts, on business activities and customer orders; acts of war; and other risks detailed in our press releases, shareholder communications, and Securities and Exchange Commission filings. Actual events affecting us and the impact of such events on our operations may vary from those currently anticipated.

                                                     CONSOLIDATED BALANCE SHEETS
                                         R.G. Barry Corporation and Subsidiaries


                                                                                       DECEMBER 29, 2001          December 30, 2000
                                                                                           (in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                     $ 12,258                   $  6,930
  Accounts receivable:
    Trade (less allowance for doubtful receivables, returns and
      promotions of $17,619 and $14,141, respectively)                                            15,004                     19,650
    Other                                                                                          1,428                      1,945
  Inventory                                                                                       35,642                     32,796
  Recoverable income taxes                                                                            --                      2,820
  Deferred income taxes                                                                            2,896                      4,401
  Prepaid expenses                                                                                 2,448                      1,726
                                                                                                --------                   --------
      Total current assets                                                                        69,676                     70,268
                                                                                                --------                   --------
Property, plant and equipment, at cost                                                            40,066                     40,187
  Less accumulated depreciation and amortization                                                  29,149                     28,446
                                                                                                --------                   --------
      Net property, plant and equipment                                                           10,917                     11,741
                                                                                                --------                   --------
Deferred income taxes                                                                              2,971                      2,339
Goodwill (less accumulated amortization of
  $304 and $193, respectively)                                                                     2,002                      2,266
Other assets                                                                                       3,046                      2,935
                                                                                                --------                   --------
                                                                                                $ 88,612                   $ 89,549
                                                                                                ========                   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current installments of long-term debt                                                        $  2,432                   $  2,432
  Accounts payable                                                                                 7,628                      6,206
  Accrued expenses                                                                                 4,411                      6,077
                                                                                                --------                   --------
    Total current liabilities                                                                     14,471                     14,715
                                                                                                --------                   --------
Accrued retirement cost, excluding current liability                                               6,665                      5,975
Long-term debt, excluding current installments                                                     5,162                      7,637
Other                                                                                              1,593                      1,476
                                                                                                --------                   --------
    Total liabilities                                                                             27,891                     29,803
                                                                                                --------                   --------
Minority interest                                                                                    336                        294
Shareholders' equity:
  Preferred shares, $1 par value per share. Authorized 3,775 Class A shares,
    225 Series I Junior Participating Class A shares, and
    1,000 Class B shares; none issued                                                                 --                         --
  Common shares, $1 par value per share. Authorized 22,500 shares;
    issued and outstanding 9,376 and 9,371 shares
    (excluding treasury shares of 979 and 980)                                                     9,376                      9,371
  Additional capital in excess of par value                                                       12,093                     12,069
  Deferred compensation                                                                             (331)                      (461)
  Accumulated other comprehensive income (loss)                                                     (495)                      (337)
  Retained earnings                                                                               39,742                     38,810
                                                                                                --------                   --------
    Net shareholders' equity                                                                      60,385                     59,452
Commitments and contingencies                                                                         --                         --
                                                                                                --------                   --------
                                                                                                $ 88,612                   $ 89,549
                                                                                                ========                   ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
R.G. Barry Corporation and Subsidiaries                                          2001                   2000                   1999
                                                                                     (in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $ 144,121              $ 149,435              $ 140,092
Cost of sales                                                                  83,972                 93,816                 85,996
                                                                            ---------              ---------              ---------
    Gross profit                                                               60,149                 55,619                 54,096
Selling, general and administrative expenses                                   58,298                 58,321                 66,416
Restructuring and asset impairment charges (adjustments)                         (118)                 1,921                  5,914
                                                                            ---------              ---------              ---------
    Operating income (loss)                                                     1,969                 (4,623)               (18,234)
Proceeds from litigation, net of expenses incurred                                 --                  4,476                     --
Other income                                                                      800                  1,717                    502
Interest expense, net of interest income of $242,
  $240 and $367, respectively                                                  (1,079)                (1,802)                (1,651)
                                                                            ---------              ---------              ---------
    Earnings (loss) before income taxes                                         1,690                   (232)               (19,383)
Income tax expense (benefit)                                                      716                    522                 (4,778)
Minority interest, net of tax                                                     (42)                   (52)                   (20)
                                                                            ---------              ---------              ---------
    Net earnings (loss)                                                     $     932              $    (806)             $ (14,625)
                                                                            =========              =========              =========
Earnings (loss) per common share:
  Basic                                                                     $    0.10              $   (0.09)             $   (1.55)
                                                                            =========              =========              =========
  Diluted                                                                   $    0.10              $   (0.09)             $   (1.55)
                                                                            =========              =========              =========


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
R.G. Barry Corporation and Subsidiaries

                                                        Additional                                 Accumulated
                                                        capital in     Deferred                          other
                                            Common       excess of      compen-      Retained     comprehensive       Shareholders'
                                            shares       par value       sation      earnings     income (loss)              equity
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               (in thousands)

Balance at January 2, 1999                 $ 9,745        $ 15,357        $(204)     $ 54,241            $  --           $  79,139
  Comprehensive income (loss):
    Net loss                                    --              --           --       (14,625)              --             (14,625)
    Other comprehensive income (loss):
      Foreign currency translation
        adjustment                              --              --           --            --              (92)                (92)
        Total comprehensive loss                --              --           --            --               --             (14,717)
  Deferred compensation                         71             335         (406)           --               --                  --
  Amortization of deferred compensation         --              --           71            --               --                  71
  Stock options exercised                       11              29           --            --               --                  40
  Purchase of shares                          (478)         (3,671)          --            --               --              (4,149)
                                           -------        --------        -----      --------            -----            --------
Balance at January 1, 2000                   9,349          12,050         (539)       39,616              (92)             60,384
  Comprehensive income (loss):
    Net loss                                    --              --           --          (806)              --                (806)
    Other comprehensive income (loss):
      Foreign currency translation
        adjustment                              --              --           --            --             (180)               (180)
      Pension liability adjustment              --              --           --            --              (65)                (65)
        Total comprehensive loss                --              --           --            --               --              (1,051)
  Deferred compensation                         22              19          (41)           --               --                  --
  Amortization of deferred compensation         --              --          119            --               --                 119
                                           -------        --------        -----      --------            -----            --------
Balance at December 30, 2000                 9,371          12,069         (461)       38,810             (337)             59,452
   Comprehensive income:
     Net earnings                               --              --           --           932               --                 932
     Other comprehensive income (loss):
       Foreign currency translation
         adjustment                             --              --           --            --             (161)               (161)
       Pension liability adjustment             --              --           --            --                3                   3
         Total comprehensive income             --              --           --            --               --                 774
   Amortization of deferred compensation        --              --          130            --               --                 130
   Stock options exercised and
     warrants issued                             5              24           --            --               --                  29
                                           -------        --------        -----      --------            -----            --------
Balance at December 29, 2001               $ 9,376        $ 12,093        $(331)     $ 39,742            $(495)           $ 60,385
                                           =======        ========        =====      ========            =====            ========


See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         R.G. Barry Corporation and Subsidiaries


                                                                                      2001                 2000                1999
                                                                                                     (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                                              $    932            $   (806)           $(14,625)
  Adjustments to reconcile net earnings (loss) to net cash
    provided (used) by operating activities:
      Depreciation and amortization of property,
         plant, and equipment                                                         1,847               2,109               2,243
      Amortization of goodwill                                                          136                 136                 183
      Goodwill impairment                                                                --                  --               4,000
      Deferred income tax expense (benefit)                                              42               2,711              (4,535)
      Loss on disposal of property, plant and equipment                                 135                 998                 186
      Amortization of deferred compensation                                             130                 119                  71
      Minority interest, net of tax                                                      42                  52                  20
      Changes in:
        Accounts receivable                                                           5,107             (11,985)              2,907
        Inventory                                                                    (2,930)              8,095               5,443
        Prepaid expenses, recoverable income taxes
          and other assets                                                            2,860              (1,283)             (1,039)
        Accounts payable                                                              1,500              (2,131)               (777)
        Accrued expenses                                                             (1,668)               (458)             (2,742)
        Accrued retirement cost, net                                                    690                 921                 549
        Other liabilities                                                               402                 (58)                292
                                                                                   --------            --------            --------
          Net cash provided (used) by operating activities                            9,225              (1,580)             (7,824)
                                                                                   --------            --------            --------
Cash flows from investing activities:
  Acquisition, net of cash acquired                                                      --                  --              (2,448)
  Additions to property, plant, and equipment                                        (1,194)               (653)             (3,381)
  Proceeds from disposal of property, plant, and equipment                               13                   8                  10
                                                                                   --------            --------            --------
          Net cash used in investing activities                                      (1,181)               (645)             (5,819)
                                                                                   --------            --------            --------
Cash flows from financing activities:
  Repayment of long-term debt                                                        (2,671)               (934)             (2,278)
  Short-term borrowings                                                                  --                  --                 489
  Proceeds from shares issued                                                            29                  --                  40
  Purchase of common shares for treasury                                                 --                  --              (4,149)
                                                                                   --------            --------            --------
          Net cash used in financing activities                                      (2,642)               (934)             (5,898)
                                                                                   --------            --------            --------
  Effect of exchange rates on cash                                                      (74)                 83                 (49)
                                                                                   --------            --------            --------
          Net increase (decrease) in cash                                             5,328              (3,076)            (19,590)
Cash and cash equivalents at beginning of year                                        6,930              10,006              29,596
                                                                                   --------            --------            --------
Cash and cash equivalents at end of year                                           $ 12,258            $  6,930            $ 10,006
                                                                                   ========            ========            ========
Supplemental cash flow disclosures:
  Interest paid                                                                    $  1,425            $  2,124            $  2,113
                                                                                   ========            ========            ========
  Income taxes paid (recovered)                                                    $ (3,113)           $    413            $  4,127
                                                                                   ========            ========            ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
    (Dollar amounts in thousands, except for per share data)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) OPERATIONS
        R. G. Barry Corporation (the Company) is a United States based multinational corporation. The Company's principal line of business is the production and distribution of comfort products for at- and around-the-home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores.

        The Company maintains Europe branch sales and distribution center activities in Europe as well as an 80% ownership interest in a French company, Escapade SARL, in France. The Escapade subsidiary was purchased in 1999 and the underlying purchase agreement includes put and call options for the purchase of the remaining 20% of the Escapade shares. The minority interest owner may put his shares to the Company for a period of five years after July 22, 2004 at a price as determined by the purchase agreement. Similarly, the Company may exercise call options on the minority interest shares through July 22, 2009 at the same basis.

    (b) PRINCIPLES OF CONSOLIDATION
        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% in the French subsidiary, Escapade SARL, is presented on an after-tax basis in the Company's financial statements.

        The Company maintains its accounts on a 52-53 week fiscal year ending on the Saturday nearest December 31.

    (c) CASH EQUIVALENTS
        Investments with maturities of three months or less at the date of issuance are considered cash equivalents. These investments consisted of short-term money market funds with balances of $8,423 and $5,156 for 2001 and 2000, respectively.

    (d) INVENTORY
        Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis, see note 2.

    (e) DEPRECIATION AND AMORTIZATION
        Depreciation and amortization have been provided substantially using the straight-line method over the estimated useful lives of the assets.

    (f) GOODWILL
        Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    (g) REVENUE RECOGNITION
        The Company recognizes revenue when the goods are shipped to customers with adequate allowance made for anticipated sales returns. The Company bases its allowance for sales returns on current and historical experience.

    (h) ADVERTISING AND PROMOTION
        The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the years ended December 29, 2001, December 30, 2000 and January 1, 2000, advertising and promotion expenses were $13,894, $11,805 and $13,965, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

    (i) INCOME TAXES
        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


        forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (j) PER-SHARE INFORMATION
        The computation of basic earnings (loss) per common share for 2001, 2000 and 1999 is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share for 2001 includes those weighted average common shares as well as, when their effect is dilutive, potential common shares consisting of certain shares subject to stock options and the stock purchase plan. Diluted loss per common share for 2000 and 1999 does not include the impact of potential common shares due to their antidilutive effect.

    (k) COMPREHENSIVE INCOME
        Comprehensive income (loss) consists of net income, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity.

    (l) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS
        Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during the period.

    (m) STOCK-BASED COMPENSATION
        The Company follows the intrinsic value method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, and provides pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied, see note 9. Warrants issued to non-employees for services rendered are accounted for at fair value at the time of grant.

    (n) USE OF ESTIMATES
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (o) FAIR VALUE OF FINANCIAL INSTRUMENTS Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses as reported in the financial statements approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in note 4.

    (p) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less any disposition costs.

    (q) IMPACT OF NEW ACCOUNTING STANDARDS
        In April 2001, the Emerging Issues Task Force (EITF) reached a consensus on issues 2 and 3 within EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products. EITF 00-25 addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued


        EITF 00-25 is effective in 2002 and upon adoption prior periods presented for comparative purposes are reclassified. The Company expects the adoption will result in a reduction of Company's net sales and corresponding decrease in selling, general and administrative expenses of approximately $9,550, $8,979 and $9,561 for the fiscal years 2001, 2000 and 1999 respectively.

(2) INVENTORY
    Inventory by category for the Company consists of the following:

                                     DECEMBER 29,     December 30,
                                             2001             2000
                                     -----------------------------

    Raw materials                         $ 8,203          $ 7,739
        Work in process                     1,820            1,708
        Finished goods                     25,619           23,349
                                          -------          -------
            Total inventory               $35,642          $32,796
                                          =======          =======

    Effective in 2000, the Company changed its inventory costing method for its domestic inventories of manufactured soft washable slippers from the LIFO method to the FIFO method.

    The effect of the change in accounting decreased the reported net loss for 2000, by $418 after tax, or $0.04 per diluted share. The change has been applied to prior years by retroactively restating the financial statements. The effect of this restatement was to increase retained earnings as of January 3, 1998 by $1,518. The restatement decreased the net loss reported for 1999, by $844 or $0.09 per diluted share.

(3) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following:

                                 DECEMBER 29,    December 30,         Estimated
                                         2001            2000     life in years
                                 ----------------------------------------------
    Land and improvements             $   506         $   506              8-15
    Buildings and improvements          5,912           5,915             40-50
    Machinery and equipment            25,673          26,190              3-10
    Leasehold improvements              7,701           7,522              5-20
    Construction in progress              274              54
                                      -------         -------
                                      $40,066         $40,187
                                      =======         =======

(4) LONG-TERM DEBT AND RESTRICTIONS
    Long-term debt consists of the following:

                                                     DECEMBER 29,  December 30,
                                                             2001          2000
                                                     --------------------------
    9.7% note, due July 2004                              $ 6,428       $ 8,571
    Other notes                                             1,166         1,498
                                                          -------       -------
                                                            7,594        10,069
    Less current installments                               2,432         2,432
                                                          -------       -------
      Long-term debt, excluding current installments      $ 5,162       $ 7,637
                                                          =======       =======


    The 9.7% note, issued in July 1994, requires semiannual interest payments and annual principal repayments of $2,143, which commenced in 1998 and end in 2004.

    The other notes, issued in January 2000, require quarterly interest and principal payments which commenced in 2000 and end in 2007. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at year-end the interest rate on these notes was 5.5%. The carrying value of other notes approximates fair value based on current rates with comparable maturities.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


    The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the 9.7% note was $6,750 and $9,050 at December 29, 2001 and December 30, 2000, respectively.

    In March 2001, the Company terminated its previous unsecured revolving credit agreement with three of its banks, and entered a new unsecured revolving credit agreement with its principal bank (the "Revolver"). The Revolver increased the borrowing spreads over market rates and increased the periodic reporting requirements of certain financial information. The Revolver provides the Company with a seasonally adjusted availability of credit that peaks at $30 million. The Revolver extends through February 2002, and the Company is in discussions with its bank to renew and extend the agreement beyond its current expiration date.

    Under the most restrictive of the covenants of the various loan agreements, the Company is: (1) limited from additional borrowings, payment of dividends and the purchase of treasury shares, (2) required to maintain minimum seasonally adjusted tangible net worth, (3) limited in annual acquisitions of fixed assets, (4) and required to meet seasonally adjusted minimum earnings before interest, depreciation and amortization. As of December 29, 2001, the Company is prohibited from paying cash dividends or purchasing treasury shares under the Revolver covenants. There were no covenant violations during 2001 or 2000, and the Company is in compliance with all the covenants of the Revolver and all other debt agreements.

    The Company maintains compensating balances, which are not restricted, to defray the costs of other banking services provided.

(5) LEASE COMMITMENTS

    The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 29, 2001 are as follows.

    2002                                $ 4,371
    2003                                  4,015
    2004                                  3,309
    2005                                  2,587
    2006                                  2,000
    2007-2011                             5,152
                                        -------
                                        $21,434
                                        =======

    Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 2001, 2000 and 1999, amounted to $5,616, $6,056 and $6,275, respectively.

(6) INCOME TAXES
    Income tax expense (benefit) consists of:


    Current expense (benefit):               2001         2000         1999
                                          ---------------------------------
      Federal                             $   105      $(2,847)     $  (776)
      Foreign                                 397          433          254
      State                                   172          225          774
                                          -------      -------      -------
                                              674       (2,189)         252
    Deferred expense (benefit)                 42        2,711       (5,030)
                                          -------      -------      -------
                                          $   716      $   522      $(4,778)
                                          =======      =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued


    The differences between income taxes computed by applying the statutory federal income tax rate (34% in 2001 and 2000 and 35% in 1999) and income tax expense (benefit) in the consolidated financial statements are:

                                                                                         2001           2000             1999
                                                                                        -------------------------------------
    Computed "expected" tax expense (benefit)                                           $ 575          $ (79)         $(6,784)
    State income taxes, net of federal income tax benefit                                  93            149              502
    Foreign income taxes                                                                  138            407               69
    Impairment write down of goodwill                                                      --             --            1,400
    Other, net                                                                            (90)            45               35
                                                                                        -----          -----          -------
                                                                                        $ 716          $ 522          $(4,778)
                                                                                        =====          =====          =======

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                                   DECEMBER 29, 2001        December 30, 2000
                                                                                   ------------------------------------------
    Deferred tax assets:
      Accounts receivable                                                                     $  944                   $1,898
      Inventories                                                                              1,069                    1,326
      Package design costs                                                                       262                      287
      Certain accounting accruals, including such items as
        self-insurance costs, vacation costs, and others                                         684                      971
      Pension costs                                                                            3,042                    2,684
      State net operating loss carryforward                                                      234                      213
                                                                                              ------                   ------
          Total deferred tax assets                                                            6,235                    7,379
    Deferred tax liabilities:
      Royalties                                                                                  238                      294
      Property, plant, and equipment                                                             130                      345
                                                                                              ------                   ------
          Total deferred tax liabilities                                                         368                      639
                                                                                              ------                   ------
          Net deferred tax assets                                                             $5,867                   $6,740
                                                                                              ======                   ======


    The Company believes the existing net deductible temporary differences will reverse during future periods in which the Company generates net taxable earnings. The Company considers 1999 and 2000 to be unusual years since throughout the Company's history it has regularly been profitable. The Company is in the process of a three-year plan to change from a company that solely manufactures its product internally to include a substantial portion of outsourced product and expects to continue profitable operations in upcoming years. Further, the Company believes it has available certain tax planning strategies that could be implemented, if necessary, to supplement future taxable earnings from operations. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the future benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

    Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

(7) ACCRUED EXPENSES
    Accrued expenses consist of the following:

                                                                  DECEMBER 29, 2001                December 30, 2000
                                                                  --------------------------------------------------
    Salaries and wages                                                       $1,299                           $1,383
    Income taxes                                                                710                              524
    Non-income taxes                                                            989                            1,568
    Restructuring costs                                                         346                            1,026
    All other areas                                                           1,067                            1,576
                                                                             ------                           ------
                                                                             $4,411                           $6,077
                                                                             ======                           ======

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


(8) EMPLOYEE RETIREMENT PLANS
    The Company and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan (ARP). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA).

    The funded status of the ARP and the accrued retirement costs recognized at December 29, 2001 and December 30, 2000 were:

                                                                                      2001                  2000
                                                                                  ------------------------------
    Change in benefit obligation:
      Benefit obligation at the beginning of the year                             $ 25,706              $ 23,679
      Service cost                                                                     762                   798
      Interest cost                                                                  1,895                 1,739
      Actuarial (gain) loss                                                         (1,004)                  370
      Benefits paid                                                                 (1,322)                 (880)
                                                                                  --------              --------
        Benefit obligation at the end of the year                                   26,037                25,706
                                                                                  ========              ========
    Change in plan assets:
      Fair value of plan assets at the beginning of the year                        23,540                23,618
      Actual return on plan assets                                                   1,733                 1,010
      Expenses                                                                        (326)                 (207)
      Benefits paid                                                                 (1,322)                 (880)
                                                                                  --------              --------
        Fair value of plan assets at the end of the year                            23,625                23,541
                                                                                  ========              ========
    Funded status                                                                   (2,412)               (2,165)
    Unrecognized actuarial (gain) loss                                                  63                   300
    Unrecognized prior service cost                                                    250                   186
                                                                                  --------              --------
        Net amount recognized in the consolidated balance sheets                  $ (2,099)             $ (1,679)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued


    The funded status of the SRP and the accrued retirement cost recognized at December 29, 2001 and December 30, 2000 are:

                                                                                                       2001                2000
                                                                                                    ---------------------------
   Change in benefit obligation:
      Benefit obligation at the beginning of the year                                               $ 4,522             $ 4,214
      Service cost                                                                                       54                  86
      Interest cost                                                                                     335                 312
      Amendments                                                                                         --                 175
      Actuarial gain                                                                                   (187)               (166)
      Benefits paid                                                                                    (142)                (99)
                                                                                                    -------             -------
        Benefit obligation at the end of the year                                                     4,582               4,522
                                                                                                    =======             =======
    Change in plan assets:
      Fair value of plan assets at the beginning of the year                                             --                  --
      Employer contributions                                                                            142                  99
      Benefits paid                                                                                    (142)                (99)
                                                                                                    -------             -------
        Fair value of plan assets at the end of the year                                                 --                  --
                                                                                                    =======             =======
    Funded status                                                                                    (4,582)             (4,522)
    Contribution during the fourth quarter                                                               39                  25
    Unrecognized actuarial (gain) loss                                                                 (449)               (254)
    Unrecognized prior service cost                                                                     526                 635
    Unrecognized net transition obligation                                                               --                  20
                                                                                                    -------             -------
        Net amount recognized in the consolidated balance sheets                                     (4,466)             (4,096)
                                                                                                    =======             =======
    Amounts recognized in the consolidated balance sheets consist of:
      Accrued retirement cost, including current liability of $156
        and $99, respectively                                                                        (4,722)             (4,395)
      Intangible asset                                                                                  194                 234
      Accumulated other comprehensive income                                                             62                  65
                                                                                                    -------             -------
        Net amount recognized                                                                       $(4,466)            $(4,096)
                                                                                                    =======             =======


    The components of net periodic benefit cost for the retirement plans were:

                                                                             2001                      2000                1999
                                                                          -----------------------------------------------------
    Service cost                                                          $   816                  $    884             $   923
    Interest cost                                                           2,230                     2,051               1,771
    Expected return on plan assets                                         (2,173)                   (2,029)             (1,853)
    Net amortization                                                           73                       113                 165
                                                                          -------                   -------             -------
                                                                          $   946                   $ 1,019             $ 1,006
                                                                          =======                   =======             =======

    Weighted average assumptions as of December 29, 2001 and December 30, 2000 were:

                                                                                          DECEMBER 29, 2001   December 30, 2000
                                                                                          -------------------------------------
    Discount rate                                                                                     7.25%               7.50%
    Rate of compensation increase                                                                     5.00%               5.00%
    Expected return on plan assets                                                                    9.25%               9.25%

    The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to this plan. The Company's contribution in cash to the 401(k) plan for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 was $241, $254 and $261, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


(9) SHAREHOLDERS' EQUITY
    The Company has various stock option plans, which have granted incentive stock options (ISO's) and nonqualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

                                                        ISO                    NON-QUALIFIED
                                                       NUMBER                     NUMBER                  WEIGHTED-AVERAGE
                                                      OF SHARES                  OF SHARES                 EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------
    Outstanding at January 2, 1999                     845,000                    336,100                      $10.85
    Granted                                            331,600                     87,000                        7.31
    Exercised                                           (9,800)                        --                        3.54
    Expired/Cancelled                                 (210,400)                   (62,700)                      10.82
                                                      --------                    -------                        ----
    Outstanding at January 1, 2000                     956,400                    360,400                        9.85
    Granted                                            196,900                     63,100                        3.23
    Exercised                                               --                         --                         --
    Expired/Cancelled                                 (633,700)                   (89,800)                       9.68
                                                      --------                    -------                        ----
    Outstanding at December 30, 2000                   519,600                    333,700                        7.90
    Granted                                            428,600                    258,800                        4.26
    Exercised                                           (3,200)                        --                        2.21
    Expired/Cancelled                                 (125,300)                    (6,300)                       8.88
                                                      --------                    -------                        ----
    Outstanding at December 29, 2001                   819,700                    586,200                       $6.04
                                                       =======                    =======                       =====
    Options exercisable at December 29, 2001           209,200                    299,900
                                                       =======                    =======


                                             OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                           ------------------------------------------------------------    --------------------------------
                              NUMBER           WEIGHTED-AVERAGE                                NUMBER
           RANGE OF         OUTSTANDING           REMAINING            WEIGHTED-AVERAGE      EXERCISABLE    WEIGHTED-AVERAGE
        EXERCISE PRICES     AT 12/29/01    CONTRACTUAL LIFE (YEARS)     EXERCISE PRICE       AT 12/29/01     EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------
    $ 5.00 and under          818,300                 8.8                  $  3.67             122,400         $    3.26

      5.01 - 10.00            389,300                 6.3                  $  7.28             211,300         $    8.26

      10.01 - 15.00           191,600                 5.5                  $ 13.27             175,400         $   13.15

     15.01 and over             6,700                 6.4                  $ 16.43                  --                --
                            ---------                                                        ---------
                            1,405,900                                                          509,100
                            =========                                                        =========


    At December 29, 2001, the remaining number of ISO and nonqualified shares available for grant was 259,000.

    At December 29, 2001, December 30, 2000 and January 1, 2000, the options outstanding under these plans were held by 89, 73 and 81, employees, respectively, and had expiration dates ranging from 2002 to 2011.

    Stock appreciation rights may be issued subject to certain limitations. There were no rights outstanding at December 29, 2001, December 30, 2000 and January 1, 2000.

    Had the Company elected to determine compensation cost based on the fair value at the grant date, as alternatively permitted under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                                             2001                  2000                    1999
                                                                          -----------------------------------------------------
    Net earnings (loss):
      As reported                                                         $   932             $    (806)             $  (14,625)
      Pro forma                                                               279                (1,400)                (15,807)

    Earnings (loss) per share (diluted):
      As reported                                                             .10                  (.09)                  (1.55)
      Pro forma                                                               .03                  (.15)                  (1.67)
                                                                           ======             =========               =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued


    Using the Black Scholes option-pricing model, the per-share, weighted-average fair value of stock options granted during 2001, 2000 and 1999, was $2.14, $1.10 and $3.33, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 29, 2001 and December 30, 2000 were:


                                        DECEMBER 29, 2001   December 30, 2000
                                        ----------------------------------------

    Expected dividend yield                            0%                  0%
    Expected volatility                               50%                 45%
    Risk-free interest rate                         5.00%               6.25%
    Expected life -- ISO grants                   6 years             6 years
    Expected life -- nonqualified grants          8 years             8 years

    The Company has an employee stock purchase plan in which approximately 800 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at the lower of 85% of the fair market value on their enrollment date or at the end of each two-year plan term.

                                                                      SHARES
                                                                  SUBSCRIBED
                                                                  ----------
    Balance at January 1, 2000                                            --
    Subscriptions                                                    249,300
    Purchases                                                             --
    Expired                                                          (10,600)
                                                                     -------
    Balance at December 30, 2000                                     238,700
    Subscriptions                                                      5,800
    Purchases                                                             --
    Expired                                                          (48,400)
                                                                     -------
    Balance at December 29, 2001                                     196,100
                                                                     =======

    During December 2000, the Company offered all stock option holders, excluding its Chief Executive Officer, with an option price greater than $5 per share, the opportunity to participate in an option exchange program. The program permitted the option holder to tender current options for cancellation prior to the end of the year. The Company agreed to reissue to the option holder one-half of the number of option shares tendered, contingent upon continued employment, after the passage of six months and one day. The options, granted in June 2001, were granted at $4.60 per share, the then current fair market value. Approximately 557,000 shares were tendered under the program, by 68 associates.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


(10) EARNINGS PER SHARE

     Earnings per share for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 were as follows:

                                                                                DECEMBER 29, 2001
                                                           -------------------------------------------------------
                                                              EARNINGS                SHARES             PER-SHARE
                                                           (NUMERATOR)         (DENOMINATOR)                AMOUNT
                                                           -------------------------------------------------------
     BASIC EPS --
        Net earnings allocable to common
           shareholders                                           $932                 9,379                  $.10
     EFFECT OF DILUTIVE SECURITIES --
        Stock options                                               --                   198                    --
     BASIC AND DILUTED EPS --
        Net earnings allocable to common
           shareholders including assumed conversions              932                 9,577                   .10


     Options to purchase 1,215,000 common shares at prices up to $16.43 were outstanding in 2001 but were not included in the computation of diluted earnings per share because based on the Company's share price at December 29, 2001, the effect would be anti-dilutive.

                                                                            December 30, 2000
                                                            -------------------------------------------------------
                                                                   Loss                Shares             Per-share
                                                            (numerator)         (denominator)                amount
                                                            -------------------------------------------------------
     BASIC AND DILUTED EPS --
        Net loss allocable to common
            shareholders                                         $(806)                 9,399                $(.09)


     Options to purchase 1,092,000 common shares at prices up to $16.43 were outstanding in 2000 but were not included in the computation of diluted earnings per share because based on the Company share price at December 30, 2000, the effect would be anti-dilutive.

                                                                              January 1, 2000
                                                            -------------------------------------------------------
                                                                   Loss                Shares             Per-share
                                                            (numerator)         (denominator)                amount
                                                            -------------------------------------------------------
      BASIC AND DILUTED EPS --
         Net loss allocable to common
             shareholders                                      $(14,625)                9,455                $(1.55)


     Options to purchase 1,316,800 common shares at prices up to $16.43 were outstanding in 1999 but were not included in the computation of diluted earnings per share because based on the Company share price at January 1, 2000, the effect would be anti-dilutive.

(11) PREFERRED SHARE PURCHASE RIGHTS

     In February 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar Rights issued in 1988 which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series Junior I Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the Common Shares. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire 20% or more of the Company's outstanding common shares (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued


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

(12) RELATED-PARTY OBLIGATION
     The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the key executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such shares, the Company has purchased a $5 million life insurance policy on the key executive with a cash surrender value of $1.7 million and $ 1.6 million at December 29, 2001 and December 30, 2000, respectively, which is included in other assets in the accompanying consolidated balance sheets. In addition, for a period of 24 months following the key executive's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the key executive at the time of his death if his estate elects to sell such shares. The Company would have the right to purchase such shares on the same terms and conditions as the estate proposes to sell such shares.

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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


     REVENUES

                                                                    2001                 2000                1999
                                                                -------------------------------------------------
     United States/North America                                $133,706             $137,743            $128,462
     France                                                       10,345               10,406               7,677
     United Kingdom                                                   70                1,286               3,953
                                                                --------             --------            --------
                                                                $144,121             $149,435            $140,092
                                                                ========             ========            ========


     NET PROPERTY, PLANT AND EQUIPMENT

                                                                    2001                2000
                                                                 ---------------------------
      United States                                               $6,797              $7,469
      Mexico                                                       3,383               3,509
      Other                                                          737                 763
                                                                 -------             -------
                                                                 $10,917             $11,741
                                                                 =======             =======


      REVENUES BY PRODUCT LINE

                                                                    2001                 2000                1999
                                                                -------------------------------------------------
      At- and around-the-home comfort footwear                  $136,804             $136,728            $130,557
      Thermal retention technology products                        7,317               12,707               9,535
                                                                --------             --------            --------
                                                                $144,121             $149,435            $140,092
                                                                ========             ========            ========


     In 2000, and 1999, one Barry Comfort customer accounted for approximately 21% and 23% of the Company's net sales, respectively. In 2001, one Barry Comfort Customer accounted for 22% and a second Barry Comfort Customer accounted for 10% respectively of the Company's net sales.


     OTHER SEGMENT INFORMATION

                                                           BARRY COMFORT                              INTER-
                                                         NORTH                                       SEGMENT
     DECEMBER 29, 2001                                 AMERICA         EUROPE        THERMAL    ELIMINATIONS         TOTAL
     ---------------------------------------------------------------------------------------------------------------------
     Net sales                                        $126,389        $10,415         $7,317        $     --      $144,121
     Depreciation and amortization                       1,453            221            173              --         1,847
     Interest income                                       265             --             --             (23)          242
     Interest expense                                    1,253             68            (23)             23         1,321
     Pre tax earnings (loss)                             4,616         (1,239)        (1,687)             --         1,690
     Additions to property, plant, and equipment           990            196              8              --         1,194
     Total assets devoted                              $81,811         $7,142         $5,027         $(5,368)      $88,612
                                                       =======         ======         ======         =======       =======

                                                           BARRY COMFORT                              INTER-
                                                         NORTH                                       SEGMENT
     DECMEBER 30, 2000                                 AMERICA         EUROPE        THERMAL    ELIMINATIONS         TOTAL
     ---------------------------------------------------------------------------------------------------------------------
     Net sales                                        $125,036        $11,692        $12,707        $     --      $149,435
     Depreciation and amortization                       1,650            249            210              --         2,109
     Interest income                                       331             --             44            (135)          240
     Interest expense                                    1,972             70            135            (135)        2,042
     Litigation proceeds, net of expense incurred           --             --          4,476              --         4,476
     Pre tax earnings (loss)                            (4,440)        (1,498)         5,706              --          (232)
     Additions to property, plant, and equipment           400            201             52              --           653
     Total assets devoted                              $76,041         $8,930         $4,711           $(133)      $89,549
                                                       =======         ======         ======           =====       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
continued

                                                           Barry Comfort                              Inter-
                                                         North                                       Segment
     January 1, 2000                                   America         Europe        Thermal    Eliminations         Total
     ---------------------------------------------------------------------------------------------------------------------
     Net sales                                        $118,927        $11,630         $9,535        $     --      $140,092
     Depreciation and amortization                       1,681            176            386              --         2,243
     Interest income                                       684             27             --            (344)          367
     Interest expense                                    2,010             48            304            (344)        2,018
     Pre tax earnings (loss)                            (5,278)        (2,268)       (11,837)             --       (19,383)
     Additions to property, plant, and equipment         3,063            220             98              --         3,381
     Total assets devoted                              $85,072        $12,341         $3,497         $(7,746)      $93,164
                                                       =======        =======         ======         =======       =======


(14) RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

     In December 1999, in connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge of $1,794 as a component of operating income. The restructuring charge primarily related to the elimination of 240 positions. The positions eliminated were primarily manufacturing and administrative positions. As a result, severance and employee benefit costs of $1,487 were accrued at January 1, 2000. In December 1999, the Company determined that based on the recoverability of the goodwill balance related to its acquisition of Vesture Corporation in 1994 that the remaining unamortized value could not be recovered through future operating cash flows. The Company's analysis resulted in a charge of $4.0 million to write down the carrying value of the Vesture acquisition goodwill to zero. After an income tax benefit of $670, these fiscal year 1999 actions reduced earnings by $5,244 or $.55 per share.

     During 2000, the Company announced additional actions to reduce costs and improve operating efficiencies. As a result of these actions, the Company recognized $1,921 in restructuring and asset impairment charges in fiscal year 2000. Actions in 2000 included: (i) closure in July 2000 of a distribution warehouse in San Antonio and transfer of its functions to a smaller facility in Laredo, Texas, (ii) closure in December 2000 of a manufacturing facility in the Dominican Republic; and (iii) various staff reduction actions taken in December 2000 in the administrative functions within the Company. The actions taken in fiscal year 2000 involved elimination of 225 positions. After an income tax benefit of $711, the fiscal year 2000 actions reduced earnings by $1,210 or $0.13 per share.

                                            Accruals      Charges                    Non-cash    Paid in           Accruals
                                     January 1, 2000      in 2000    Adjustments   write-offs       2000  December 30, 2000
     -----------------------------------------------------------------------------------------------------------------------
      Employee separations                    $1,487       $  551         $(279)         $ --     $1,232             $  527
      Other exit costs                            94           --           (62)           --         32                 --
      Noncancelable leases                       213        1,013            (5)           --        722                499
                                              ------       ------         -----          ----     ------             ------
        Total restructuring                    1,794        1,564          (346)           --      1,986              1,026
                                              ------       ------         -----          ----     ------             ------
      Asset impairments                           --          703            --           703         --                 --
                                              ------       ------         -----          ----     ------             ------
          Total                               $1,794       $2,267         $(346)         $703     $1,986             $1,026
                                              ======       ======         =====          ====     ======             ======


     In 2001, the Company experienced favorable adjustments of approximately $420 related to settlement of lease cancellations of facilities and cutting equipment accrued during fiscal year 2000. In October 2001, the Company announced a decision to close the molding operations in Texas and relocate those activities to Nuevo Laredo, Mexico. The plan primarily includes a reduction of 70 employees and related severance costs of $172.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                                                                       continued


                                           Accruals      Charges                    Non-cash    Paid in           Accruals
                                  December 30, 2000      in 2001    Adjustments   write-offs       2001  December 29, 2001
     ---------------------------------------------------------------------------------------------------------------------
     Employee separations                    $  527         $172         $    2          $--       $355               $346
     Other exit costs                            --           --             --           --         --                 --
     Noncancelable leases                       499           40          (422)           --        117                 --
                                             ------         ----         -----           ---       ----               ----
       Total restructuring                    1,026          212          (420)           --        472                346
                                             ------         ----         -----           ---       ----               ----
     Asset impairments                           --           90            --            90         --                 --
                                             ------         ----         -----           ---       ----               ----
         Total                               $1,026         $302         $(420)          $90       $472               $346
                                             ======         ====         =====           ===       ====               ====

     After an income tax expense of $42, these fiscal year 2001 actions increased earnings by $76 or $.01 per share.

(15) LITIGATION SETTLEMENT
     During the first quarter of 2000, the Company settled its pending patent infringement litigation. As a part of the settlement the Company received a $5 million cash payment. The pretax gain, net of expenses incurred, recognized by the Company was approximately $4.5 million. In addition, the Company entered into a licensing arrangement for approximately $1 million for the future use of the Company's thermal technology.

(16) CONTINGENT LIABILITIES
     The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

(17) SUBSEQUENT EVENTS
     R.G. Barry Corporation announced January 8, 2002 that it had been granted accelerated elimination of United States and Mexican tariffs on slippers under the North American Free Trade Agreement ("NAFTA"). The current 15% tariff on slippers made in Mexico and sold in the United States was eliminated effective January 1, 2002. Without such elimination, the tariff on Mexican-manufactured slippers would have been phased out under NAFTA over six years at the rate of 2.5% per year with tariffs eliminated in their entirety on January 1, 2008.

     Due to the importance of obtaining early elimination of these tariffs, the Company contracted with two firms for a total fee of $6.2 million and granted warrants to purchase 25 thousand of the Company's common shares to assist in securing tariff relief.

     After receiving accelerated elimination of tariffs in January 2002, the Company announced the transfer of cutting operations from Laredo, Texas to Nuevo Laredo, Mexico and in a coordinated move, to significantly reduce sewing operations in Nuevo Laredo, Mexico. The Company expects the transfer to be completed in 2002 resulting in a reduction of 354 employees and approximately $750 in related severance costs.

INDEPENDENT AUDITORS' REPORT
R.G. Barry Corporation and Subsidiaries

The Board of Directors and Shareholders
R. G. Barry Corporation:


We have audited the accompanying consolidated balance sheets of R. G. Barry Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. G. Barry Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Columbus, Ohio
February 21, 2002