Form 10-K, Exhibit 13
period 2002-12-28
BARRY R G CORP /OH/
filed 2003-03-28
CIK 749872

SIX YEAR REVIEW OF SELECTED FINANCIAL DATA
R.G. Barry Corporation and Subsidiaries

Summary of Operations (in thousands)
Net sales
Cost of sales
   Gross profit
      Gross profit as percent of net sales
Selling, general and administrative expenses
Restructuring and asset impairment charges (adjustments)
Other income (expense)
Proceeds from litigation, net of expenses incurred
Interest expense, net
Earnings (loss) before income taxes
Income tax (expense) benefit
Minority interest
Net earnings (loss)


Additional Data
Basic earnings (loss) per share
Diluted earnings (loss) per share
Book value per share
Annual % change in net sales
Annual % change in net earnings
Pretax return on net sales
Net earnings (loss) as a percentage of beginning shareholders' equity Basic average number of shares outstanding (in thousands)
Diluted average number of shares outstanding (in thousands)


Financial Summary (in thousands)
Current assets
Current liabilities
Working capital
Long-term debt
Net shareholders' equity
Net property, plant and equipment
Total assets
Capital expenditures
Depreciation and amortization of property, plant and equipment


See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

* Fiscal year includes fifty-three weeks.

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method.

Certain amounts from prior years have been reclassified to conform with current year's presentation.

     2002            2001            2000            1999            1998           1997*
$ 122,570       $ 134,621       $ 140,339       $ 130,531       $ 142,503       $ 143,653
   82,797          83,972          93,816          85,996          76,707          77,401
   39,773          50,649          46,523          44,535          65,796          65,252
     32.4%           37.6%           33.2%           34.1%           46.2%           46.1%
   53,629          48,798          49,225          56,855          49,818          48,756
    3,359            (118)          1,921           5,914              --              --
      800             800           1,717             502             380             415
       --              --           4,476              --              --              --
   (1,489)         (1,079)         (1,802)         (1,651)         (1,607)         (1,817)
  (17,904)          1,690            (232)        (19,383)         14,751          16,094
    6,049            (716)           (522)          4,778          (5,443)         (6,420)
      (25)            (42)            (52)            (20)             --              --
$ (11,880)      $     932       $    (806)      $ (14,625)      $   9,308       $   9,674

$   (1.23)      $    0.10       $   (0.09)      $   (1.55)      $    0.96       $    1.02
$   (1.23)      $    0.10       $   (0.09)      $   (1.55)      $    0.93       $    0.99
$    4.81       $    6.44       $    6.34       $    6.46       $    8.12       $    7.23
     (9.0)%          (4.1)%           7.5%           (8.4)%          (0.8)%           0.4%
 (1,374.7)%         215.6%           94.5%         (257.1)%          (3.8)%          16.9%
    (14.6)%           1.3%           (0.2)%         (14.8)%          10.4%           11.2%
    (19.7)%           1.6%           (1.3)%         (18.5)%          13.5%           16.5%
    9,641           9,379           9,399           9,455           9,698           9,504
    9,641           9,577           9,399           9,455           9,992           9,820

$  61,068       $  69,676       $  70,268       $  71,678       $  91,914       $  84,693
   20,141          14,471          14,715          17,705          17,885          20,908
   40,927          55,205          55,553          53,973          74,029          63,785
    5,760           5,162           7,637           8,571          10,714          12,992
   47,188          60,385          59,452          60,384          79,139          69,126
   10,910          10,917          11,741          14,408          12,875          14,231
   87,638          88,612          89,549          93,164         113,026         107,083
    2,405           1,194             653           3,381           1,136           2,944
    1,935           1,847           2,109           2,243           2,413           2,531

MARKET AND DIVIDEND INFORMATION
R.G. Barry Corporation and Subsidiaries

MARKET VALUE

             QUARTER              HIGH                   LOW                 CLOSE
----------------------------------------------------------------------------------
2002         First                $6.45                 $5.52                $6.03
             Second                6.20                  4.85                 5.28
             Third                 5.50                  4.03                 4.16
             Fourth                4.84                  3.06                 4.10

2001         First                $3.25                 $2.13                $2.50
             Second                4.75                  2.20                 4.60
             Third                 5.18                  3.83                 4.04
             Fourth                6.08                  3.68                 5.95

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

QUARTERLY FINANCIAL DATA
R.G. Barry Corporation and Subsidiaries

2002 Fiscal Quarters                               in thousands, except basic and diluted earnings (loss) per share
                                            First                Second                 Third                Fourth
-------------------------------------------------------------------------------------------------------------------
Net sales                                 $20,896               $16,160               $38,090               $47,424
Gross profit                                6,419                 4,412                14,073                14,869
Net earnings (loss)                        (3,331)               (4,744)                  202                (4,007)
Basic earnings (loss) per share           $ (0.35)              $ (0.50)              $  0.03               $ (0.41)
Diluted earnings (loss) per share         $ (0.35)              $ (0.50)              $  0.03               $ (0.41)

2001 Fiscal Quarters
                                            First                Second                 Third                Fourth
-------------------------------------------------------------------------------------------------------------------
Net sales                                $ 24,741               $16,352               $41,450              $ 52,078
Gross profit                                8,573                11,348                15,689                15,039
Net earnings (loss)                        (1,313)               (3,579)                2,603                 3,221
Basic earnings (loss) per share          $  (0.14)              $ (0.38)              $  0.28              $   0.34
Diluted earnings (loss) per share        $  (0.14)              $ (0.38)              $  0.28              $   0.34

Certain amounts from prior periods have been reclassified to conform with current presentation.

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries

LIQUIDITY & CAPITAL RESOURCES

Our company uses numerous types of assets in the development, production, marketing, warehousing, distribution, and sale of our products. Most of our assets are current assets, such as cash, receivables, inventory, and prepaid expenses, but we also use non-current assets, such as property, plant and equipment, as well as deferred taxes, goodwill and other.

At the end of 2002, current assets amounted to approximately 70 percent of total assets, compared with 79 percent at the end of 2001. We had $40.9 million in net working capital, made up of $61.1 million in current assets, less $20.1 million in current liabilities, as of the end of 2002. As of the end of 2001, we had net working capital of $55.2 million, made up of $69.7 million in current assets, less $14.5 million in current liabilities. The $14.3 million decline in working capital in 2002 is directly related to the $11.9 million net loss incurred for the year.

We ended 2002 with $6.9 million in cash and cash equivalents, $9.5 million in trade receivables net of allowances, and $32.9 million in inventory. By comparison, at the end of 2001, we had $12.3 million in cash, $15.0 million in net trade receivables, and $35.6 million in inventory. The decline in cash from 2001 to 2002 is due in large part to the net loss we incurred during 2002. The decrease in ending receivables reflects the lower level of net sales during the fourth quarter of 2002 than during the fourth quarter of 2001, and in part improved collections late in the year. The decrease in ending inventory reflects the result of our plan as discussed over the last several years to reduce our investment in inventory. As noted in prior years, we had set out to reduce total inventories. We did this in part by repositioning ourselves from a company with nearly 100 percent of our production controlled in our own factories in 1999 and prior years, to a company where in 2002 and beyond, we expect approximately one-third of our inventory to be produced by contract manufacturers often located outside North America. This strategic change allows us to respond faster to customers' orders, to lower our investment in inventory, and to lower our risks of inventory markdowns and obsolescence. As a result of this strategy, over the last few years, we have reduced our investment in inventory from nearly $41 million at the end of 1999 to our current level of $33 million. Inventory at the end of 2002 is composed of $24.5 million of finished goods, compared with $25.6 million at year end 2001; $1.5 million of in process inventory at year end 2002, compared with $1.8 million at year end 2001; and $7.0 million in raw materials at the end of 2002, compared with $8.2 million at the end of 2001. See also the accompanying Consolidated Statements of Cash Flows for more information regarding our cash flows, and Note 2 of the Notes to Consolidated Financial Statements for more information regarding inventory.

Traditionally, we have leased most of our operating facilities. On occasion, we have leased some of our operating equipment. We periodically review our facilities to determine whether they will satisfy projected operating needs for the foreseeable future. Late in 2001, we committed to move into a new leased warehouse facility in Nuevo Laredo, Mexico. We began warehousing operations in Nuevo Laredo in 2002, which allowed us to reduce our warehousing operations in the United States. This transition permitted us to lower our internal transportation costs and substitute lower cost Mexican warehouse labor for comparably higher cost U.S. labor. In November 2002, we announced that during the first quarter of 2003, we would close our warehousing operations in Goldsboro, North Carolina and shift those distribution responsibilities to the new warehouse in Nuevo Laredo.

All real and personal property leased by the Company is leased for varying term lengths, ranging generally from three years to fifteen years, often with options for renewal. All leases are "operating leases" as defined by the various accounting principles and the obligations thereunder are recorded as rent expense during the periods of use and occupancy. The future obligations under these lease commitments are discussed below under the caption "Off-Balance Sheet Arrangements" and in Note 6 of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

For many years, we have relied on unsecured revolving credit agreements to satisfy our seasonal working capital liquidity needs. Throughout recent years, our banks have agreed to amend the various agreements to accommodate our needs and provide us with needed operating liquidity, occasionally modifying provisions of the agreements as necessary. Our most recent unsecured revolving credit agreement had been entered into in March 2001 with our main bank. That revolving credit agreement was amended in February 2002 and again in September 2002 to modify certain covenants.

On December 27, 2002, we entered into a new $32 million Revolving Credit Agreement ("Revolver") with The Huntington National Bank ("Huntington") to refinance the March 2001 revolving credit agreement, as amended. As a part of the refinancing, we entered into a Security Agreement ("Security Agreement") with Huntington, as collateral agent for itself and Metropolitan Life Insurance Company ("Metropolitan"), pursuant to which we granted a security interest in all of our personal property assets to (a) secure our obligations to Huntington, including those obligations under the Revolver and (b) secure our obligations under the Note Agreement dated July 5, 1994, as amended, between the Company and Metropolitan ("Metropolitan Loan Agreement"). As of December 27, 2002, the outstanding unpaid principal balance payable to Metropolitan under the Metropolitan Loan Agreement was $4.285 million, and there was no balance due under the Revolver. In conjunction with the Revolver and Security Agreement, we also entered into a Conditional Consent Agreement, dated as of December 27, 2002, with Metropolitan, which permitted us to grant the security interests under the Security Agreement. The Metropolitan Loan Agreement requires semi-annual interest payments plus annual principal repayments of $2.1 million, beginning in July 1998, and continuing through July 2004.

The Revolver is a three-year $32 million commitment from Huntington that matures on April 30, 2006. The Revolver contains certain periodic monthly commitment limitations ranging from $3 million in January, $12 million from February through April, $32 million from May through October, and $27 million from November through December, all of which is further limited monthly to 80 percent of our eligible receivables and 40 percent of our eligible inventory, as defined. The Revolver also contains various covenants, including financial covenants that require us to maintain minimum specified consolidated tangible net worth levels, quarterly EBITDA (earnings before interest, taxes, depreciation and amortization) maintenance requirements through the end of fiscal 2003, a minimum coverage of interest expense beginning at the end of the first quarter in fiscal 2004, and certain cash flow leverage ratios beginning at the end of fiscal 2003.

During 2002, we reached a peak of $32 million in borrowings outstanding under our revolving credit agreement for a four-week period from late September through late October. This compares with $26 million in peak outstanding borrowings for a two-week period during the same months of 2001. Throughout 2002, our overall average daily usage under the revolving credit agreement was greater than in 2001. The daily weighted average borrowings outstanding in 2002 amounted to $11.9 million compared with $7.9 million in 2001. The weighted average rate of interest in 2002 amounted to 4.1 percent, while the weighted average rate in 2001 was 5.8 percent. The primary cause of the rate decline from 2001 to 2002 was the influence on short-term market rates of the Federal Reserve's federal funds rate. Clearly, during the time period from early spring though December, we are dependent upon the Revolver for funding our seasonal liquidity needs. As of the end of 2002, we were in compliance with all covenants of the Metropolitan Loan Agreement and the Revolver. See also Note 5 of the Notes to Consolidated Financial Statements for additional information.

We last paid cash dividends in 1981. The Revolver prohibits the payment of cash dividends and limits the acquisition of common shares for treasury. We have no current plans to pay cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to finance operations and to fund the operating needs of the business. While the covenants under the Metropolitan note permit us to incur additional long-term debt should that become desirable, the Revolver requires the consent of Huntington in order for us to do so.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

We believe that our balance sheet contains strong financial ratios. At the end of 2002, total shareholders' equity amounted to $47.2 million. This compares with $60.4 million in shareholders' equity last year. Our long-term debt to net worth ratio was 12.2 percent at the end of 2002, compared with 8.5 percent at the end of 2001. Our current ratio, a measure of the relationship of current assets to current liabilities, was 3.0 to 1 at year-end 2002, compared with 4.8 to 1 at year-end 2001.

ACCELERATION OF NAFTA TARIFF REDUCTIONS

Effective January 2002, the 15 percent duty on United States slippers made in Mexico was eliminated. The tariff removal, which was a part of round three of the NAFTA tariff acceleration, eliminated duties on a range of products, including slippers. This duty elimination is expected to have a positive impact on our business. Prior to the elimination of the duty, the slipper tariff had been scheduled to be reduced annually at the rate of 2.5 percent per year until its elimination on January 1, 2008.

We retained outside consultants to assist us in pursuit of this tariff relief. Upon the successful conclusion of this pursuit, we agreed to pay an aggregate of approximately $6.25 million, most of which is to be paid in equal quarterly installments over a four-year period through the end of 2005. The net present value of this four-year obligation, which is subordinated to the obligations under the Metropolitan note and the Revolver, is included within current installments and long-term debt at its discounted present value totaling $4.0 million at the end of 2002. The net benefit we expect to receive from the tariff relief, after taking into account the consultants' fees, has been estimated at $12 million over the period from 2002 through 2006.

The tariff removal allows us to take full advantage of the benefits of manufacturing in our own North American plants and is a key element in our operating strategies for the future. It has permitted us to relocate cutting and molding activities from the U. S. to Mexico and keep our cost structure in line with competitive products produced offshore. In 2002, we transferred jobs from the U. S. to Mexico to realize the benefits of reduced labor and benefit costs. Without the tariff eliminations, most of the labor savings would have been offset by the increase in the cost from duties, and we would have been forced to consider further reductions in North American jobs. The shift of manufacturing jobs was completed in 2002, and impacted about 350 positions in the Company. The severance costs associated with this reduction in workforce were recognized in the first quarter of 2002 and amounted to about $727 thousand.


LEGAL PROCEEDINGS

In March 2000, we settled a lawsuit we filed in 1998 against Domino's Pizza, Inc. and Phase Change Laboratories, Inc., alleging patent infringement and deceptive advertising. As a part of the settlement, we received a cash payment of $5 million, and entered into a $1 million licensing arrangement with Domino's for the future use of our patented thermal retention technology.

In October 2001, our Vesture subsidiary received a claim charging that its MICROCORE(R) pizza delivery system infringed on two United States patents owned by Thermal Solutions, Inc. and licensed to CookTek, Inc. After receiving the charge of infringement, Vesture and our counsel evaluated the patents and reached the conclusion that the patents were not infringed. To protect its rights, in November 2001, Vesture filed an action in the United States District Court in North Carolina seeking a declaratory judgment that the patents were not infringed and an order restraining Thermal Solutions and CookTek from making further charges of infringement. Vesture also sought damages for CookTek's and Thermal Solutions' unfounded allegations and for sales lost as a result of those charges. After the North Carolina action was filed, Thermal Solutions and CookTek filed suit against Vesture in November 2001, in the United States District Court in Kansas, alleging infringement of the patents. Because the North Carolina action was filed first, it had priority. Thermal Solutions and CookTek voluntarily dismissed the Kansas action, in favor of the North Carolina action, where they counterclaimed for infringement of the patents.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

We believe that the patent infringement allegations are without merit and we intend to defend vigorously against them. However, we do not believe it is feasible to predict the outcome of the suit and the timing of the final resolution of the claim is uncertain.

FOREIGN CURRENCY RISK

Our operations are currently conducted primarily in U.S. Dollars and to a much lesser degree in Canadian Dollars, and in 2002 and prior years, were conducted in British Pounds Sterling and Euros -- currencies that historically have not been subject to significant market volatility. In accordance with our established policy guidelines, we have at times hedged some of these currencies on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. The amount we normally maintain under foreign exchange contracts has not been material to overall operations. At the end of fiscal 2002, there were no such foreign exchange contracts outstanding.

In addition, a sizable portion of our manufacturing labor and other costs are incurred in Mexican Pesos. It has not been our practice to hedge the Peso as it has generally declined in value over longer time horizons, when compared to the
U. S. Dollar. In addition, forward contracts denominated in Pesos historically have not been readily or economically available. Should the Peso suffer a devaluation compared to the U. S. Dollar, we believe that the impact would likely be of benefit to us by reducing, at least initially, the effective cost of manufacturing and to some extent the cost of distribution, although any such reduction would not be expected to have a significant impact upon our results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

As noted above, the Company has traditionally leased its facilities under operating lease type transactions. On occasion, we have also leased certain equipment utilizing operating leases. These leasing arrangements allow us to pay for the facilities and equipment over the time that they are utilized, rather than committing our resources initially to acquire the facilities or equipment. All leases have been accounted for as operating leases, consistent with the provisions of Statement of Financial Accounting Standards No. 13, Accounting for Leases, as amended. Our future off balance sheet non-cancelable operating lease obligations are discussed in Note 6 of the Notes to Consolidated Financial Statements.

Following the Securities and Exchange Commission's ("SEC") recent release number 2003-10, it is not clear whether the SEC intends that liabilities already recorded in the Company's books and records be included in the following tabular disclosure or only those "Off-Balance Sheet Arrangements". For the readers' convenience, we have repeated and summarized here our contractual obligations for both those long-term obligations that appear on our balance sheet, as recognized in our financial statement presentations, and for those so-called "Off-Balance Sheet Arrangements", as discussed in the notes to our financial statements:

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

                                                            1 year        1 - 3      3 - 5      More than
                                                  Total     or less       years      years       5 years
---------------------------------------------------------------------------------------------------------
                                                   Payments due by period (in thousands of dollars)
CONTRACTUAL OBLIGATIONS:
   recognized on the books and
   records of the Company

     Long-Term Debt, Current
        and Non-Current Portions                $ 9,410      $3,650      $5,716      $   44        none

     Capital Lease Obligations                     none

     Other Long-Term Liabilities
       reflected on the Balance Sheet
       of the Company*                          $14,188           *           *           *           *

CONTRACTUAL OBLIGATIONS:
   considered "off-balance sheet
   arrangements"

     Operating Leases - see also
       Note 6 of the Notes to
       Consolidated Financial
       Statements                               $16,861      $4,256      $5,582      $3,426      $3,597

     Purchase Obligations in the
       ordinary course of business           ** $ 1,755      $1,755        none        none        none

* Other Long-Term Liabilities of the Company represent accrued cumulative future obligations under our Associate Retirement Plan of $7,822, accrued cumulative future obligations under our Supplemental Retirement Plan of $4,624, and accrued cumulative future obligations from employee salary withholdings under our salary deferral plan of $1,742. The timing of future cash outflows related to these obligations is not readily determinable, as it is fully dependent upon the timing of Associate future retirements. Following the requirements under Statement of Financial Accounting Standards No. 87, Accounting for Pensions, as amended, during 2002 we have made a charge to Other Comprehensive Income, to recognize the effect of actuarial assumptions and market value changes as of the September 30, 2002 evaluation date. The resultant effect has increased the liability under the Associate Retirement Plan by $5,074 with a corresponding charge to Other Comprehensive Income.

** We acquire inventory and merchandise in the ordinary course of business, issuing both purchase orders and letters of credit to acquire merchandise from suppliers. Under the regulations set out by the SEC, one may interpret those commitments in the ordinary course of business as "off-balance sheet arrangements". Those commitments, as noted in the table above, are in the ordinary course of business, and there are no material unusual outstanding commitments other than in the ordinary course of business.

At times we have entered into foreign currency contracts, as noted in the discussion above regarding Foreign Currency Risk, to hedge currency risk exposures that we have identified. Here too, under the regulations set out by the SEC, one may interpret those currency contracts utilized as hedges as "off-balance sheet arrangements". As of the end of fiscal year 2002, there were no such contracts outstanding.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

LICENSE AGREEMENT FOR EUROPEAN DISTRIBUTION

Early in January 2003, we entered into a five-year licensing agreement for the sale and marketing of our slipper products with a British footwear and apparel firm. During the first half of 2003, we will cease operating our Wales, U.K. distribution center and our Paris sales office. This distributor-type license agreement allows us to continue to service the soft washable footwear market in Europe without maintaining the costly sales organization and warehousing and distribution operations we have had since the mid-1990's. The anticipated costs of closing these operations, estimated at $2.8 million, have been recognized and accrued during the fourth quarter of 2002. The Company will continue to maintain and operate its profitable Fargeot footwear operations in southern France.

THERMAL PRODUCTS

The Thermal products business is a segment of our business which, for the past several years, we have not operated profitably. We are actively exploring several options which we expect will curb the losses incurred by our Vesture thermal products subsidiary.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. This is not new; making estimates about the impact of future events has been a generally accepted practice for nearly all companies in nearly all industries for many, many years. We make these estimates after gathering as much information from as many resources as are available to us at the time, and after reasonably assessing the conditions that exist at the time we make estimates and prepare the financial reports. We make these estimates in a consistent manner from period to period, based upon historical trends and conditions, and after review and analysis of current events and conditions. Management believes that these estimates reasonably reflect the current assessment of the financial impact of events that may not become known with certainty until some time in the future.

The more critical of these accounting policies requiring significant management estimates, are summarized here: a) We recognize revenue when our goods are shipped to our customers and title passes. In certain circumstances, we have made arrangements with customers that provide for returns, discounts, promotions and other incentives. We recognize revenue net of provisions for estimated returns, discounts, and retailer promotions and incentives, and recognize a corresponding offset to accounts receivable. b) We value inventories using the lower of cost or market method, based upon a standard costing method. We evaluate our inventories for any impairment in realizable value in light of the just concluded selling season, the economic environment, and our expectations for the upcoming selling season. c) We make an assessment of the amount of income taxes that will become currently payable or recoverable for the just concluded period and what deferred tax costs or benefits will become realizable for income tax purposes in the future as a result of differences between results of operations as reported in conformity with accounting principles generally accepted in the United States and the requirements of the increasingly complex income tax codes existing in the various jurisdictions where we operate. In evaluating the future usability of our deferred tax assets, we are relying on projections of future profits. Should those future profits not materialize in the time frames required, we may need to establish a valuation allowance against those deferred tax assets. d) We make an assessment of the ongoing future value of goodwill and other intangible assets. And e) We make estimates of the future costs associated with restructuring plans related to a number of operational changes and reconfigurations that we have announced. In addition, there are other accounting policies, which also require judgmental input by management, that we follow consistently from year to year, and those additional policies are summarized in Note 1 of the Notes to Consolidated Financial Statements beginning on page 23 in this Annual Report to Shareholders. Actual results may vary from these estimates as a result of activities learned after the year end estimates have been made, and will have a positive or negative impact upon the results of operations in a period subsequent to the period when we originally made the estimate.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

RESTRUCTURING ACTIVITIES

During the last few years, we have undertaken a strategic initiative to improve our operating performance and reduce expenses. The activities involved include:
(i) closing a factory in Shenzhen China, (ii) closing a factory in the Dominican Republic, (iii) moving our samples activities from Columbus, Ohio to Nuevo Laredo, Mexico, (iv) instituting improved design and product development processes to increase speed to market, (v) closing a warehouse in San Antonio, Texas, and a warehouse in Goldsboro, North Carolina, while opening a warehouse in Nuevo Laredo, Mexico. (vi) shifting cutting activities from Laredo, Texas to Nuevo Laredo, Mexico, (vii) shifting our molding operations from San Angelo, Texas, to Nuevo Laredo, Mexico, (viii) changing ourselves from a company that manufactures nearly its entire production needs to one that manufactures about two-thirds of its needs and contracts with outside third party manufacturers for one-third of its needs, and (ix) changing our European branch sales and warehouse operations to a distributorship-type arrangement.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3 and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We are currently evaluating the impact of SFAS No. 146.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. We are currently evaluating the impact of this standard.

RESULTS OF OPERATIONS

2002 SALES AND OPERATIONS COMPARED WITH 2001

We operate in three different business segments: (i) "Barry Comfort North America", which manufactures and markets at- and around-the-home comfort footwear for sale in North America; (ii) "Barry Comfort Europe", which markets footwear principally in western Europe; and (iii) "Thermal", which markets, principally in North America, thermal retention technology products that act as hot or cold temperature reservoirs releasing that energy over time. See also
Note 14 of the Notes to Consolidated Financial Statements for a breakdown of net sales by geographic region of the world and by segment of our operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

During 2002, net sales totaled $122.6 million, nearly 9.0 percent less than the net sales of $134.6 million in 2001. There were net sales decreases in all three segments of our business. Net sales in Barry Comfort North America decreased in 2002 to $108.7 million from $116.9 million in 2001; net sales in Barry Comfort Europe decreased in 2002 to $9.8 million from $10.4 million in 2001; and net sales of Thermal products decreased to $4.0 million in 2002 from $7.3 million in 2001. The economic malaise domestically and internationally contributed to a decline in sales generally across all channels of distribution and all classes of trade. One of the few areas showing an increase in net sales for the year was our business with our largest customer, where our business increased domestically by approximately 7 percent from 2001 to 2002. Retailing in the holiday season of 2002 was again very promotional, with retailers aggressively discounting products early in the holiday selling season. We believe that our products sold relatively well at retail. The decrease in Thermal net sales reflects a decline in orders for the pizza delivery systems that we have been marketing for the last several years.

As noted above, early in January 2003, we entered into an agreement that will effectively convert the European soft washable slipper portion of Barry Comfort Europe into a distributorship license arrangement. We will continue to operate our profitable Fargeot business, but the slipper business operating with a warehouse in Wales and a sales office in Paris will close during 2003 and those customers will continue to be served via our British distributor. We will begin receiving a royalty from the distributor but will no longer incur the expense of supporting our own warehouse in Wales and sales organization in Paris.

Gross profit decreased in 2002 by approximately $10.9 million. In 2002, gross profit amounted to $39.8 million or approximately 32.4 percent of net sales, while in 2001, gross profit amounted to $50.6 million or about 37.6 percent of net sales. The primary cause of the decline in gross profit was the $12.0 million decrease in net sales from 2001 to 2002, as noted above.

During much of 2002, we incurred restructuring and other costs relating to implementing our strategic plan. As noted previously, during 2002, we completed that portion of our three-year strategic plan relating to repositioning activities in lower cost locations. We have completed the move of our molding operations from San Angelo, Texas to Nuevo Laredo, Mexico. We have completed the move of our cutting subassembly operation from Laredo, Texas to Nuevo Laredo. We have opened a new state of the art distribution facility in Nuevo Laredo. While all of these activities were planned for the year, the task level was greater than we anticipated. We wanted to assure that our customers did not suffer delays in their supply of our footwear, so we maintained certain duplicative operations in both San Angelo and Laredo until we were sure that there would be not disruption in our supplying the market place from Nuevo Laredo. The costs of this assurance resulted in an estimated $3.5 million of added expense, which was incurred mainly during the first half of the year. This added expense adversely affected gross profit for the year, and the additional warehousing costs adversely affected selling, general and administrative expenses, as noted in the following paragraphs. In addition, as of the end of 2002, we have marked down our thermal inventory valuations to their estimated net realizable values, further depressing gross profit.

Selling, general and administrative expenses increased significantly during 2002, by approximately $4.8 million, compared with those expenses in 2001. Selling and marketing expenses increased during 2002, primarily in the area of retail program support, such as advertising, displays, and other promotional programs at retail. Warehousing expenses increased during 2002, with a sizable portion of that related to the duplicative activities we conducted in conjunction with the opening of the new warehousing facility in Nuevo Laredo early in 2002. Other administrative expenses also increased with a major portion of this increase being the legal costs incurred to defend Vesture's intellectual property as noted above in the section entitled Legal Proceedings.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

Net interest expense increased in 2002 to $1.5 million from $1.1 million in 2001. Two factors influenced this increase. As noted above, we recognized a long-term obligation to the consultants who assisted us in the accelerated elimination of NAFTA duties as of the beginning of 2002. As noted above, as of the end of 2002, the discounted present value of that long-term obligation amounted to $4.0 million. For accounting purposes, a portion of the payment to the consultants is treated as debt and a portion of the payment is treated as an imputed interest charge associated with that debt. In 2002, the amount of that imputed interest amounted to $374 thousand. In addition, during 2002, we utilized our seasonal revolving credit agreement to a greater degree than in 2001. During 2002, the daily average seasonal borrowings outstanding under our revolving credit agreement increased to $11.9 million. During 2001, the average borrowings under the revolver credit agreement had been $7.9 million. The weighted average interest rate on short-term bank borrowings in 2002 was 4.1 percent, having been 5.8 percent during 2001. Short-term market interest rates generally declined in 2002 as a result of actions taken by the Federal Reserve during the year, although this decline was in part offset by the increase in spreads over market charged by our bank. The net result was a 1.7 percent reduction in the average rate of interest that we incurred in 2002 for short-term borrowings.

During 2002, we engaged in several actions related to reorganization efforts to improve our profitability. One action in the first quarter resulted in the coordinated transfer of cutting operations from the U.S. to Mexico and a reduction in sewing operations in Nuevo Laredo, Mexico. This action resulted in the reduction of 354 positions in North America, at a cost of $727 thousand. Other actions in the third and fourth quarters were taken to restructure staff support of sales and operations, which impacted nine employees at a cost of $938 thousand. In the fourth quarter, we announced the decision to close the Goldsboro distribution center in early 2003, impacting 53 positions at a cost of $601 thousand, and to similarly close the Wales distribution center in early 2003, impacting 22 positions at a cost of $178 thousand. The closure of the Wales facility also resulted in recognition of $208 thousand in future lease obligation losses as well as $150 thousand in asset impairment charges. In addition, during the fourth quarter of 2002, we recognized $523 thousand in asset impairment charges in our Vesture subsidiary. The aggregate reorganization and asset impairment charges recognized in 2002 amounted to $3.4 million.

As a result, for fiscal 2002, we incurred a loss before income taxes of $17.9 million and a loss after income taxes of $11.9 million, or $1.23 per diluted share. During 2001, we earned a profit before income taxes of $1.7 million and $932 thousand after income taxes, or $0.10 per diluted share.

2001 SALES AND OPERATIONS COMPARED WITH 2000

During 2001, net sales totaled $134.6 million, about 4.1 percent less than they were in 2000. Net sales for Barry Comfort North America increased slightly in 2001, to $116.9 million from $115.9 million in 2000. The increase in North America, although only 0.8 percent, came in an economic environment of recession, consumer concerns heightened by terrorist attacks, and a highly promotional retail atmosphere, resulting in a generally lackluster retail sales environment. We continued efforts to provide new styling of our soft washable footwear, with continued focus on fresh product, delivered complete and on-time to our customers. Sales of our products at retail did well, while retailers generally struggled through a difficult and very promotional holiday season. The mix within net sales was enriched slightly in 2001, to a mix that was slightly higher in our more profitable image brands, sold to traditional department stores and chains, and relatively fewer net sales to the lower priced mass merchandisers.

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

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

Net sales of Thermal products declined in 2001 to $7.3 million from $12.7 million in 2000. Much of the decrease relates to lower sales of our pizza delivery systems. In 2000, net sales had benefited from the sizable increase in the number of these units sold to Papa John's International, Inc. The sales volume in 2001 was less than that in 2000, representing the major portion of the decline.

Gross profit in 2001 increased to $50.6 million from $46.5 million in 2000. Gross profit as a percent of net sales also increased significantly in 2001 to
37.6 percent, from 33.2 percent, in 2000. Benefiting the increase in gross profit, both in dollars and as a percentage of net sales, were several factors:

      - In 2000, as a result of an aggressive effort to lower our inventory levels, we sold a sizable amount of obsolete and out-of-season inventory in a short period of time for little or no profit. This aggressive inventory liquidation successfully reduced inventories by about $8 million from 1999 to 2000, but at a significant cost in gross profit in 2000. In 2001, the levels and resulting net sales of obsolete and out-of-season inventory were much lower than in 2000, and thus there was no similar penalty to gross profit in 2001.

      - As noted above, there was a slightly richer mix of products in 2001, which contributed to the overall increase in gross profit for the year.

      - Manufacturing efficiencies in 2001 were much improved over 2000. The improvement in manufacturing efficiencies was in part due to activities from 2000, which did not recur in 2001. Early in 2000, the startup of a new factory in the Dominican Republic required a longer than anticipated time to bring operations up to normal efficiency standards. As a consequence, we incurred manufacturing variances from inefficient operations. Moreover, with the reduction of inventory by $8 million during 2000, we required that less product be manufactured throughout 2000. Lower production requirements generally added to the manufacturing variances. Manufacturing efficiencies in 2001 were greatly improved over 2000.

Selling, general and administrative expenses declined slightly in 2001 at $48.8 million compared with $49.2 million in 2000.

Net interest expense declined in 2001 to $1.1 million from $1.8 million in 2000. During 2001, the daily average seasonal borrowings outstanding under the revolving credit agreement decreased to $7.9 million from $11.5 million in 2000, a decrease of 31 percent in average bank borrowings. In addition, the weighted average interest rate on short-term bank borrowings in 2001 decreased to 5.8 percent from 8.2 percent in 2000. The improved operating results in 2001, greatly contributed to the decrease in average borrowings in 2001. Short-term market interest rates generally declined significantly in 2001, by nearly 4.75 percent throughout the year. Part of this decrease was offset by the increase in spreads over market charged by our bank. The net result was a reduction in the average rate of interest, by about 2.4 percent, that we incurred in 2001 for borrowings to provide short-term operating capital.

For fiscal 2001, we earned $1.7 million before income taxes and $932 thousand after income taxes, or $0.10 per diluted share. In 2000, we incurred a loss of $232 thousand before income taxes, this after including restructuring charges and after including approximately $5 million proceeds from settlement of the Domino's litigation and the related $1 million licensing arrangement. As our operations outside the United States were profitable in 2000, we incurred foreign taxes of $407 thousand, plus we incurred taxes in a number of states where we operate. Consequently, in 2000, the net loss after income taxes amounted to $806 thousand, or $0.09 per share.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries (continued)

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995


The statements in this Annual Report to Shareholders, other than statements of historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon our current plans and strategies, and reflect our current assessment of the risks and uncertainties related to our business. In addition to the risks and uncertainties noted in this Annual Report, there are factors that could cause results to differ materially from those anticipated by some of the statements made. These factors include product demand and market acceptance; the economic and business environment and the impact of governmental regulations, both in the United States and abroad; the effects of direct sourcing by customers of competitive products from alternative suppliers; the effect of pricing pressures from retailers; the loss of significant customers in connection with mergers, acquisitions, bankruptcies or other circumstances; inherent risks of international development, including foreign currency risks, economic, regulatory and cultural difficulties or delays in our business development outside the United States; our ability to improve processes and business practices to keep pace with the economic, competitive and technological environment; the availability and costs of financing; capacity, efficiency, and supply constraints; weather; the effects of terrorist acts, and governments' responses to terrorist acts, on business activities and customer orders; acts of war; and other risks detailed in our press releases, shareholder communications, and Securities and Exchange Commission filings. Actual events effecting us and the impact of such events on our operations may vary significantly from those currently anticipated.

CONSOLIDATED BALANCE SHEETS
R.G. Barry Corporation and Subsidiaries

                                                                                       December 28, 2002       December 29, 2001
                                                                                          (in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

   Cash and cash equivalents                                                                    $  6,881           $ 12,258
   Accounts receivable:
     Trade (less allowance for doubtful receivables, returns and
       promotions of $20,264 and $17,619, respectively)                                            9,506             15,004
     Other                                                                                         1,619              1,428
   Inventory                                                                                      32,894             35,642
   Recoverable income taxes                                                                        4,934                 --
   Deferred income taxes                                                                           3,635              2,896
   Prepaid expenses                                                                                1,599              2,448
                                                                                                --------           --------
       Total current assets                                                                       61,068             69,676
                                                                                                --------           --------
Property, plant and equipment, at cost                                                            39,176             40,066
   Less accumulated depreciation and amortization                                                 28,266             29,149
                                                                                                --------           --------
       Net property, plant and equipment                                                          10,910             10,917
                                                                                                --------           --------
Deferred income taxes                                                                              5,824              2,971
Goodwill, net of accumulated amortization                                                          2,374              2,002
Other assets                                                                                       7,462              3,046
                                                                                                --------           --------
                                                                                                $ 87,638           $ 88,612
                                                                                                ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term debt                                                       $  3,650           $  2,432
   Accounts payable                                                                               10,474              7,628
   Accrued expenses                                                                                6,017              4,411
                                                                                                --------           --------
       Total current liabilities                                                                  20,141             14,471
                                                                                                --------           --------
Accrued retirement cost, excluding current liability                                              12,446              6,665
Long-term debt, excluding current installments                                                     5,760              5,162
Other                                                                                              1,742              1,593
                                                                                                --------           --------
       Total liabilities                                                                          40,089             27,891
                                                                                                --------           --------
Minority interest                                                                                    361                336

Shareholders' equity:
   Preferred shares, $1 par value per share. Authorized 3,775 Class A shares,
     225 Series I Junior Participating Class A shares, and
     1,000 Class B shares; none issued                                                                --                 --
   Common shares, $1 par value per share. Authorized 22,500 shares;
     issued and outstanding 9,806 and 9,376 shares
     (excluding treasury shares of 933 and 979)                                                    9,806              9,376
   Additional capital in excess of par value                                                      12,791             12,093
   Deferred compensation                                                                            (200)              (331)
   Accumulated other comprehensive loss                                                           (3,071)              (495)
   Retained earnings                                                                              27,862             39,742
                                                                                                --------           --------
       Net shareholders' equity                                                                   47,188             60,385
                                                                                                --------           --------
Commitments and contingencies                                                                         --                 --
                                                                                                --------           --------
                                                                                                $ 87,638           $ 88,612
                                                                                                ========           ========

See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                         R.G. Barry Corporation and Subsidiaries

                                                                                 2002           2001           2000
                                                                             (in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $ 122,570      $ 134,621      $ 140,339
Cost of sales                                                                  82,797         83,972         93,816
                                                                            ---------      ---------      ---------
     Gross profit                                                              39,773         50,649         46,523
Selling, general and administrative expenses                                   53,629         48,798         49,225
Restructuring and asset impairment charges (adjustments)                        3,359           (118)         1,921
                                                                            ---------      ---------      ---------
     Operating income (loss)                                                  (17,215)         1,969         (4,623)
Proceeds from litigation, net of expenses incurred                                 --             --          4,476
Other income                                                                      800            800          1,717
Interest expense, net of interest income of $40,
   $242 and $240, respectively                                                 (1,489)        (1,079)        (1,802)
                                                                            ---------      ---------      ---------
     Earnings (loss) before income taxes                                      (17,904)         1,690           (232)
Income tax (expense) benefit                                                    6,049           (716)          (522)
Minority interest, net of tax                                                     (25)           (42)           (52)
                                                                            ---------      ---------      ---------
     Net earnings (loss)                                                    $ (11,880)     $     932      $    (806)
                                                                            =========      =========      =========
Earnings (loss) per common share:
   Basic                                                                    $   (1.23)     $    0.10      $   (0.09)
                                                                            =========      =========      =========
   Diluted                                                                  $   (1.23)     $    0.10      $   (0.09)
                                                                            =========      =========      =========

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                        AND COMPREHENSIVE INCOME
                                         R.G. Barry Corporation and Subsidiaries


                                                                   Additional             Accumulated
                                                                   capital in  Deferred       other                      Net
                                                         Common    excess of   compen-    comprehensive  Retained    shareholders'
                                                         shares    par value    sation    income (loss)  earnings      equity
                                                                                       (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                               $9,349     $12,050     $(539)     $   (92)     $ 39,616      $ 60,384
   Comprehensive income (loss):
     Net loss                                                --          --        --           --          (806)         (806)
     Other comprehensive income (loss):
       Foreign currency translation
         adjustment                                          --          --        --         (180)           --          (180)
       Pension liability adjustment                          --          --        --          (65)           --           (65)
         Total comprehensive loss                            --          --        --           --            --        (1,051)
   Deferred compensation                                     22          19       (41)          --            --            --
   Amortization of deferred compensation                     --          --       119           --            --           119
                                                         ------     -------     -----      -------      --------      --------
Balance at December 30, 2000                              9,371      12,069      (461)        (337)       38,810        59,452
   Comprehensive income (loss):
     Net earnings                                            --          --        --           --           932           932
     Other comprehensive income (loss):
       Foreign currency translation
         adjustment                                          --          --        --         (161)           --          (161)
       Pension liability adjustment                          --          --        --            3            --             3
         Total comprehensive income                          --          --        --           --            --           774
   Amortization of deferred compensation                     --          --       130           --            --           130
   Stock options exercised and
     warrants issued                                          5          24        --           --            --            29
                                                         ------     -------     -----      -------      --------      --------
Balance at December 29, 2001                              9,376      12,093      (331)        (495)       39,742        60,385
                                                         ------     -------     -----      -------      --------      --------
   Comprehensive income (loss):
     Net loss                                                --          --        --           --       (11,880)      (11,880)
     Other comprehensive income (loss):
       Foreign currency translation
         adjustment                                          --          --        --          559            --           559
       Pension liability adjustment, net of
         ($1,878) deferred income taxes                      --          --        --       (3,135)           --        (3,135)
         Total comprehensive loss                            --          --        --           --            --       (14,456)
   Amortization of deferred compensation                     --          --       131           --            --           131
   Stock options exercised and warrants issued              430         698        --           --            --         1,128
                                                         ------     -------     -----      -------      --------      --------
Balance at December 28, 2002                             $9,806     $12,791     $(200)     $(3,071)     $ 27,862      $ 47,188
                                                         ======     =======     =====      =======      ========      ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS
R.G. Barry Corporation and Subsidiaries

                                                                                         2002          2001          2000
                                                                                                 (in thousands)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                                                               $(11,880)     $    932      $   (806)
   Adjustments to reconcile net earnings (loss) to net cash
     provided (used) by operating activities:
       Depreciation and amortization of property,
         plant and equipment                                                            1,935         1,847         2,109
       Amortization of goodwill                                                            --           136           136
       Deferred income tax expense (benefit)                                           (1,714)           42         2,711
       Loss on disposal of property, plant and equipment                                  568           135           998
       Impairment loss on trademarks/patents                                              226            --            --
       Amortization of deferred compensation                                              131           130           119
       Minority interest, net of tax                                                       25            42            52
       Changes in:
         Accounts receivable                                                            5,440         5,107       (11,985)
         Inventory                                                                      3,027        (2,930)        8,095
         Recoverable income taxes                                                      (4,934)           --            --
         Prepaid expenses, and other assets                                            (3,803)        2,860        (1,283)
         Accounts payable                                                               2,688         1,500        (2,131)
         Accrued expenses                                                               1,576        (1,668)         (458)
         Accrued retirement cost, net                                                     768           690           921
         Other liabilities                                                                149           402           (58)
                                                                                     --------      --------      --------
           Net cash provided (used) by operating activities                            (5,798)        9,225        (1,580)
                                                                                     --------      --------      --------
Cash flows from investing activities:
   Additions to property, plant and equipment                                          (2,405)       (1,194)         (653)
   Proceeds from disposal of property, plant and equipment                                  8            13             8
                                                                                     --------      --------      --------
           Net cash used in investing activities                                       (2,397)       (1,181)         (645)
                                                                                     --------      --------      --------
Cash flows from financing activities:
   Repayment of long-term debt, net of additional debt                                  1,676        (2,671)         (934)
   Proceeds from shares issued                                                          1,128            29            --
                                                                                     --------      --------      --------
           Net cash provided by (used in) financing activities                          2,804        (2,642)         (934)
                                                                                     --------      --------      --------
   Effect of exchange rates on cash                                                        14           (74)           83
                                                                                     --------      --------      --------
           Net increase (decrease) in cash                                             (5,377)        5,328        (3,076)
Cash and cash equivalents at beginning of year                                         12,258         6,930        10,006
                                                                                     --------      --------      --------
Cash and cash equivalents at end of year                                             $  6,881      $ 12,258      $  6,930
                                                                                     ========      ========      ========
Supplemental cash flow disclosures:
   Interest paid                                                                     $  1,223      $  1,425      $  2,124
                                                                                     ========      ========      ========
   Income taxes paid (recovered)                                                     $    723      $ (3,113)     $    413
                                                                                     ========      ========      ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

(1)  Summary of Significant Accounting Policies

     a)  Operations

         R. G. Barry Corporation (the "Company") is a United States based multinational corporation. The Company's principal line of business is the production and distribution of comfort products for at- and around-the-home. The predominant market for the Company's products is North America. Products are sold primarily to department and discount stores.

         The Company maintained branch sales and distribution center activities in Europe (see Note 19) as well as an 80% ownership interest in a French company, Escapade SARL and its Fargeot et Cie subsidiary (collectively, "Fargeot") in France. The Fargeot subsidiary was purchased in 1999 and the underlying purchase agreement includes put and call options for the purchase of the remaining 20% of the Fargeot shares. The minority interest owner may put his shares to the Company for a period of five years after July 22, 2004 at a price determined by the purchase agreement. Similarly, the Company may exercise call options on the minority interest shares through July 22, 2009 on the same basis.

     b)  Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% in Fargeot is presented on an after-tax basis in the Company's financial statements.

         The Company maintains its accounts on a 52 - 53 week fiscal year ending on the Saturday nearest December 31.

     c)  Cash Equivalents

         Investments with maturities of three months or less at the date of acquisition are considered cash equivalents. These investments consisted of short-term money market funds with balances of $8,423 for 2001 and no similar investments at the end of 2002.

     d)  Inventory

         Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis (see Note 2).

     e)  Depreciation and Amortization

         Depreciation and amortization have been provided substantially using the straight-line method over the estimated useful lives of the assets.

     f)  Goodwill

         Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is now governed by Statement of Financial Accounting Standard No. 142. SFAS 142 mandated the discontinuance of goodwill amortization effective with the 2002 year and requires an annual evaluation of goodwill to determine and recognize what, if any, impairment of goodwill should be recorded. Such an initial and annual evaluation of goodwill has been made with no impairment adjustment required for the 2002 year. The annual evaluation for impairment is done in the 2nd quarter of each year and is updated in the event of any major events or changes should they occur later in the year. Goodwill amortization expense was recognized for $136 in each of the 2001 and 2000 years.

     g)  Trademarks and Patents

         The Company incurs costs in obtaining and perfecting trademarks and patents related to the Company's products and production related processes. These costs are generally amortized over a period subsequent to acquisition not to exceed 5 years and are evaluated for impairment on an annual basis as required by SFAS 142. Beyond annual amortization expense, the Company recognized an impairment loss on thermal related trademarks and patents of $226 for the year-end December 28, 2002.

     h)  Revenue Recognition

         The Company recognizes revenue when the goods are shipped to customers with adequate allowance made for anticipated sales returns. The Company bases its allowance for sales returns on current and historical experience.

     i)  Product Warranties

         The Company's thermal product subsidiary provides extended product warranties on certain thermal products sold in commercial business channels. These extended product warranties provide coverage over a range from 12 to 18 months. The Company's accounting policy is to accrue for the estimated future warranty costs on these selected products at the time of sale. The Company monitors the warranty estimates against subsequent product performance for any adjustment required to the estimated future warranty cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries (continued)
(Dollar amounts in thousands, except for per share data)

      j)    Advertising and Promotion

            The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the years ended December 28, 2002, December 29, 2001, and December 30, 2000, advertising and promotion expenses of $3,774, $4,394, and $2,709, respectively, are included in selling, general and administrative expenses in the consolidated statements of operations as required by accounting principles generally accepted (GAAP) in the United States.

      k)    Income Taxes

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

            In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income or with any applicable net operating loss carryforward period thereafter during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred items, projected future taxable income, and tax planning strategies in making this assessment.

            Based on the level of adjusted historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management has established a valuation allowance for deferred taxes as of December 28, 2002 for $450, and $0 was provided as an allowance as of December 29, 2001. The realizability of deferred tax assets, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced.

      l)    Per-Share Information

            The computation of basic earnings (loss) per common share for 2002, 2001, and 2000 is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share for 2002, 2001, and 2000 includes those weighted average common shares as well as, when their effect is dilutive, potential common shares consisting of certain shares subject to stock options and the stock purchase plan. Diluted loss per common share for 2002 and 2000 does not include the impact of potential common shares due to their antidilutive effect.

      m)    Comprehensive Income

            Comprehensive income (loss) consists of net income, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity.

      n)    Translation of Foreign Currency Financial Statements

            Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during the period.

      o)    Stock-Based Compensation

            The Company follows the intrinsic value method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, and provides pro forma net earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see Note 10). Warrants issued to non-employees for services rendered are accounted for at fair value at the time of grant.

      p)    Use of Estimates

            The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      q)    Fair Value of Financial Instruments

            Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses as reported in the financial statements approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in Note 5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

      r)    Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
            Of

            The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement requires that long-lived assets held for disposal are measured at the lower of book value or fair market value less costs of disposal. In addition, this Standard enlarges the scope of discontinued operations to include all operations of an entity with operations that can be separated from the rest of the business and that will be eliminated in a disposal transaction.

      s)    Allowances granted to Resellers

            In April 2001, the Emerging Issues Task Force (EITF) reached a consensus on issues 2 and 3 within EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products. EITF 00-25 addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense. EITF 00-25 is effective in 2002 and upon adoption prior periods presented for comparative purposes are reclassified. Upon adoption in 2002, this resulted in a reduction of Company's net sales and corresponding decrease in advertising and promotional expenses formerly included in selling, general and administrative expenses of approximately $13,195, $9,500, and $9,096 for the fiscal years 2002, 2001, and 2000, respectively.

      t)    Duty Acceleration Costs Recognition

            Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until the scheduled elimination on January 1, 2008. With the assistance of two firms, the Company was successful in accelerating the elimination of these duties. With the successful conclusion of this pursuit, the Company agreed to pay an aggregate of about $6.2 million, most of which is payable in quarterly installments through 2005.

            The discounted cost associated with these future payments is $5,291 and is being recognized through cost of sales proportionately over the years 2002 to 2007 based on the estimated benefit of duty elimination on Company product as produced and projected to be produced in Mexico over this six year time frame. In 2002, $873 of these costs have been recognized within cost of sales.

            The remaining amounts of $4,418 are included in the balance sheet in Other assets. This asset classification is consistent with projected realization of the duty elimination benefits and expected recognition of those costs over the remaining years through 2007.

(2)   Inventory

      Inventory by category for the Company consists of the following:

                                        December 28,       December 29,
                                             2002              2001
                                        -------------------------------
Raw materials                             $ 6,981            $ 8,203
Work in process                             1,462              1,820
Finished goods                             24,451             25,619
                                          -------            -------
  Total inventory                         $32,894            $35,642
                                          =======            =======

(3)   Property, Plant and Equipment

      Property, plant and equipment consists of the following:

                                December 28,   December 29,        Estimated
                                     2002           2001         life in years
                                ----------------------------------------------
Land and improvements             $   508        $   506               8-15
Buildings and improvements          6,008          5,912              40-50
Machinery and equipment            24,670         25,673               3-10
Leasehold improvements              7,700          7,701               5-20
Construction in progress              290            274              =====
                                  -------        -------
                                  $39,176        $40,066
                                  =======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

(4)   Intangible Trademark/Patent Assets

      These assets include the following:

                                                                      December 28,         December 29,
                                                                           2002                2001
                                                                      ---------------------------------
      Trademarks and patents, gross                                        $527               $589
      Less: accumulated amortization                                        187                174
                                                                           ----               ----
        Trademarks and patents, net                                        $340               $415
                                                                           ====               ====

      Trademark/patent expense has been recognized of $118 in 2002, $174 in 2001, and $312 in 2000 and is included within selling, general, and administrative expenses. In addition, the Company recognized an impairment loss of $226 on thermal related trademarks and patents in 2002. Based on the Company's methods, remaining net Trademark/Patent cost would be expected to be recognized into expense on a straight-line basis over the next 5 years. This expense recognition would accelerate should circumstances change and an impairment be determined for trademarks or patents with remaining value.

(5)   Long-term Debt and Restrictions

      Long-term debt consists of the following:

                                                                December 28,         December 29,
                                                                    2002                 2001
                                                                ---------------------------------
      9.7% note, due July 2004                                    $4,285               $6,428
      Subordinated obligation                                      3,966                  --
      Other notes                                                  1,159                1,166
                                                                  ------               ------
                                                                   9,410                7,594
      Less current installments                                    3,650                2,432
                                                                  ------               ------
        Long-term debt, excluding current installments            $5,760               $5,162
                                                                  ======               ======

      The aggregate minimum principal maturities of the long-term debt for each of the next five fiscal years following December 28, 2002 are as follows:

                                2003               $3,650
                                2004                3,906
                                2005                1,614
                                2006                  196
                                2007                   44
                                                   ------
                                                   $9,410
                                                   ======

      The 9.7% note, issued in July 1994, requires semiannual interest payments and annual principal repayments of $2,143, which commenced in 1998 and end in 2004.

      Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until the scheduled elimination on January 1, 2008. With the assistance of two firms, the Company was successful in accelerating the elimination of these duties. As a part of this pursuit, the Company agreed to pay an aggregate of about $6.2 million, most of which is payable in quarterly installments through December 2005. Reflected in current installments and long-term debt is $3,966, which represents the present value, discounted at 8%, of the remaining quarterly installments. The quarterly obligations due are subordinated to the obligations under the 9.7% note and obligations under the Revolver.

      The other notes, issued in January 2000, require quarterly interest and principal payments which commenced in 2000 and end in 2007. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at year-end 2002 the interest rate on these notes was 5.5%. The carrying value of other notes approximates fair value based on current rates with comparable maturities.

      The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the 9.7% note was approximately $4,500 and $6,750 at December 28, 2002 and December 29, 2001,
      respectively.

      On December 27, 2002, the Company terminated its previous unsecured revolving credit agreement, and entered into a new $32.0 million Revolving Credit Agreement ("Revolver") with its principal bank to refinance the revolving credit agreement between the Company and the bank dated March 12, 2001, as amended. As part of the Revolver, the Company also executed and delivered a

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)

      Security Agreement ("Security Agreement") to the bank, as collateral agent for itself and the 9.7% noteholder, pursuant to which the Company granted a security interest in all of its personal property assets to secure its obligations (a) to the bank, including those obligations under the Revolver and (b) under the 9.7% note, as amended. In conjunction with the execution of the Revolver and Security Agreement, the Company also entered into a Conditional Consent Agreement dated as of December 27, 2002 with the 9.7% noteholder, which permitted granting the security interests under the Security Agreement.

      The Revolver is a three year $32.0 million commitment from the bank that extends through April 30, 2006. The Revolver contains certain periodic monthly commitment limitations ranging from $3 million in January, $12 million from February through April, $32 million per month for May through October, and $27 million from November through December. The Revolver also contains various covenants, including financial covenants that require the Company to maintain minimum consolidated tangible net worth, quarterly EBITDA (earnings before interest, taxes, depreciation and amortization) maintenance requirements through the end of fiscal 2003, minimum coverage of interest expense beginning at the end of the first quarter in fiscal 2004, and certain cash flow leverage ratios beginning at the end of fiscal 2003. The Revolver requires that the Company be completely out of the Revolver for any 15 consecutive day period during 2003 and any 30 consecutive day period during 2004 and 2005. The Company is in compliance with all the covenants of its debt agreements.

(6)   Lease Commitments

      The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 28, 2002 are as follows.

                                                          2003               $4,256
                                                          2004                3,372
                                                          2005                2,210
                                                          2006                1,871
                                                          2007                1,555
                                                   2008 - 2011                3,597
                                                                            -------
                                                                            $16,861
                                                                            =======

      Substantially all of these operating lease agreements are renewable for periods of 3 to 15 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in 2002, 2001, and 2000, amounted to $6,520, $5,616, and $6,056, respectively.

(7)   Income Taxes

      Income tax expense (benefit) consists of:

                                                    2002                 2001                2000
                                                 -------------------------------------------------
      Current expense (benefit):
        Federal                                  $(4,933)                $105             $(2,847)
        Foreign                                      482                  397                 433
        State                                        116                  172                 225
                                                 -------                 ----             -------
                                                  (4,335)                 674              (2,189)
      Deferred expense (benefit)                  (1,714)                  42               2,711
                                                 -------                 ----             -------
                                                 $(6,049)                $716                $522
                                                 =======                 ====                ====

      In addition to the 2002 year deferred income tax benefit of $1,714, certain deferred income tax benefits of $1,878 were allocated directly to shareholders' equity.

      The differences between income taxes computed by applying the statutory federal income tax rate (34% in 2002, 2001 and 2000) and income tax expense (benefit) in the consolidated financial statements are:

                                                                        2002                 2001                2000
                                                                     ------------------------------------------------
      Computed "expected" tax expense (benefit)                      $(6,087)                $575                $(79)
      State income taxes, net of federal income tax benefit               27                   93                 149
      Foreign income tax rate differences                                 18                  138                 407
      Other, net                                                          (7)                 (90)                 45
                                                                     -------                 ----                ----
                                                                     $(6,049)                $716                $522
                                                                     =======                 ====                ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                                      December 28, 2002      December 29, 2001
                                                                                      ----------------------------------------
      Deferred tax assets:
        Accounts receivable                                                                      $1,050                 $  944
        Inventories                                                                               1,914                  1,069
        Package design costs                                                                        260                    262
        Certain accounting accruals, including such items as
          self-insurance costs, vacation costs, and others                                        1,762                    684
        Accrued pension costs                                                                     2,694                  3,042
        Pension liability adjustments                                                             1,878                    --
        State net operating loss carryforward                                                       619                    234
        Property, plant and equipment                                                                94                    --
                                                                                                 ------                   ----
            Total gross deferred tax assets                                                      10,271                  6,235
            Less valuation allowance                                                               (450)                   --
                                                                                                 ------                   ----
            Total deferred tax assets                                                             9,821                  6,235
                                                                                                 ------                   ----
      Deferred tax liabilities:
        Royalties                                                                                   --                     238
        Foreign deferred items, net                                                                 362                    --
        Property, plant and equipment                                                               --                     130
                                                                                                 ------                   ----
            Total deferred tax liabilities                                                          362                    368
                                                                                                 ------                   ----
            Net deferred tax assets                                                              $9,459                 $5,867
                                                                                                 ======                 ======

      The Company believes the existing net deductible temporary differences will reverse during future periods in which the Company generates net taxable earnings. The Company considers 2002 to be an unusual year since throughout the Company's history it has regularly been profitable. The Company was in the second year of a three-year plan to change from a company that solely manufactures its product internally to include a substantial portion of outsourced product and expects to continue profitable operations in upcoming years. Further, the Company believes it has available certain tax planning strategies that could be implemented, if necessary, to supplement future taxable earnings from operations. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the future benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

      SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowances at December 28, 2002 predominantly represent allowances against state net operating losses which may not result in future tax benefits.

      Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. At the end of the 2002 year, there were approximately $544 of such cumulative earnings in the Fargeot subsidiary.

(8)   Accrued Expenses

      Accrued expenses consist of the following:

                                         December 28, 2002     December 29, 2001
                                         ---------------------------------------
      Salaries and wages                            $  593                $1,299
      Income taxes                                     463                   710
      Non-income taxes                               1,524                   989
      Restructuring costs                            1,738                   346
      All other areas                                1,699                 1,067
                                                    ------                ------
                                                    $6,017                $4,411
                                                    ======                ======

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)


9)    Employee Retirement Plans

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

      The funded status of the ARP and the accrued retirement costs (measured on September 30, 2002 and 2001) as recognized at December 28, 2002 and December 29, 2001 were:

                                                                                                   2002                2001
                                                                                                ---------------------------
      Change in benefit obligation:
        Benefit obligation at the beginning of the year                                         $26,037             $25,706
        Service cost                                                                                781                 762
        Interest cost                                                                             1,841               1,895
        Actuarial (gain) loss                                                                     2,060              (1,004)
        Benefits paid                                                                            (1,726)             (1,322)
                                                                                                -------             -------
          Benefit obligation at the end of the year                                              28,993              26,037
                                                                                                =======             =======

      Change in plan assets:
        Fair value of plan assets at the beginning of the year                                   23,625              23,540
        Actual return on plan assets                                                             (2,536)              1,733
        Expenses                                                                                   (290)               (326)
        Benefits paid                                                                            (1,726)             (1,322)
                                                                                                -------             -------
          Fair value of plan assets at the end of the year                                       19,073              23,625
                                                                                                =======             =======
      Funded status                                                                              (9,920)             (2,412)
      Unrecognized actuarial loss                                                                 7,173                  63
      Unrecognized prior service cost                                                               226                 250
                                                                                                -------             -------
          Net amount recognized in the consolidated balance sheets                               (2,521)             (2,099)
                                                                                                =======             =======
      Amounts recognized in the consolidated balance sheets consist of:
        Accrued retirement costs, classified all as non-current accrued
          retirement costs                                                                       (7,822)             (2,099)
        Intangible asset                                                                            226                 --
        Accumulated other comprehensive income                                                    5,075                 --
                                                                                                -------             -------
          Net amount recognized                                                                 $(2,521)            $(2,099)
                                                                                                =======             =======

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

The funded status of the SRP and the accrued retirement cost (measured on September 30, 2002 and 2001) recognized at December 28, 2002 and December 29, 2001 are:

                                                                         2002         2001
                                                                      --------------------
Change in benefit obligation:
  Benefit obligation at the beginning of the year                     $ 4,582      $ 4,522
  Service cost                                                             63           54
  Interest cost                                                           326          335
  Amendments                                                               --           --
  Actuarial (gain)/loss                                                    30         (187)
  Benefits paid                                                          (179)        (142)
                                                                      -------      -------
    Benefit obligation at the end of the year                           4,822        4,582
                                                                      =======      =======
Change in plan assets:
  Fair value of plan assets at the beginning of the year                   --           --
  Employer contributions                                                  179          142
  Benefits paid                                                          (179)        (142)
                                                                      -------      -------
    Fair value of plan assets at the end of the year                       --           --
                                                                      =======      =======
Funded status                                                          (4,822)      (4,582)
Contribution during the fourth quarter                                     48           39
Unrecognized actuarial (gain)                                            (404)        (449)
Unrecognized prior service cost                                           418          526
                                                                      -------      -------
    Net amount recognized in the consolidated balance sheets           (4,760)      (4,466)
                                                                      =======      =======
Amounts recognized in the consolidated balance sheets consist of:
  Accrued retirement cost, including current liability of $194
    and $156, respectively                                             (4,818)      (4,722)
  Intangible asset                                                         58          194
  Accumulated other comprehensive income                                   --           62
                                                                      -------      -------
    Net amount recognized                                             $(4,760)     $(4,466)
                                                                      =======      =======

The components of net periodic benefit cost for the retirement plans were:

                                                      2002                 2001                2000
                                                    -----------------------------------------------
      Service cost                                    $844                 $816                $884
      Interest cost                                  2,166                2,230               2,051
      Expected return on plan assets                (2,223)              (2,173)             (2,029)
      Net amortization                                 108                   73                 113
                                                    ------               ------              ------
                                                    $  895               $  946              $1,019
                                                    ======               ======              ======

Weighted average assumptions as of December 28, 2002 and December 29, 2001 were:

                                                    December 28, 2002    December 29, 2001
                                                    --------------------------------------
      Discount rate                                             6.60%                7.25%
      Rate of compensation increase                             4.50%                5.00%
      Expected return on plan assets                            9.00%                9.25%

      The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to this plan. The Company's contribution in cash to the 401(k) plan for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 was $244, $241, and $254,
      respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)

(10)  Shareholders' Equity

      The Company has various stock option plans, which have granted incentive stock options (ISOs) and nonqualified stock options exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

                                                           ISO                   Non-qualified
                                                         number                     number                  Weighted-average
                                                        of shares                  of shares                 exercise price
----------------------------------------------------------------------------------------------------------------------------
      Outstanding at January 1, 2000                     956,400                    360,400                       $9.85
      Granted                                            196,900                     63,100                        3.23
      Exercised                                              --                         --                         --
      Expired/Cancelled                                 (633,700)                   (89,800)                       9.68
                                                        --------                   --------                       -----
      Outstanding at December 30, 2000                   519,600                    333,700                        7.90
      Granted                                            428,600                    258,800                        4.26
      Exercised                                           (3,200)                       --                         2.21
      Expired/Cancelled                                 (125,300)                    (6,300)                       8.88
                                                        --------                   --------                       -----
      Outstanding at December 29, 2001                   819,700                    586,200                        6.04
      Granted                                            265,300                     30,700                        5.74
      Exercised                                         (188,700)                   (21,300)                       2.70
      Expired/Cancelled                                  (30,200)                  (150,000)                       6.39
                                                        --------                   --------                       -----
      Outstanding at December 28, 2002                   866,100                    445,600                       $6.46
                                                        ========                   ========                       =====
      Options exercisable at December 28, 2002           241,300                    344,000
                                                        ========                   ========

During December 2000, the Company offered all stock option holders, excluding its Chief Executive Officer, with an option price greater than $5 per share, the opportunity to participate in an option exchange program. The program permitted the option holder to tender options for cancellation prior to the end of 2000. The Company agreed to reissue to the option holder one-half of the number of option shares tendered, contingent upon continued employment, after the passage of six months and one day. The options, granted in June 2001, were granted at $4.60 per share, the then current fair market value. Approximately 557,000 shares were tendered under the program, by 68 associates.

                                           Options outstanding                                 Options exercisable
                            ----------------------------------------------------        ----------------------------------
                              Number         Weighted-average                              Number
          Range of         outstanding          remaining          Weighted-average        exercisable    Weighted-average
      exercise prices      at 12/28/02  contractual life (years)    exercise price         at 12/28/02     exercise price
--------------------------------------------------------------------------------------------------------------------------
      $ 5.00 and under        605,300             7.8                   $ 4.01               184,200          $ 3.58
        5.01 - 10.00          530,300             6.0                   $ 6.90               226,400          $ 8.26
       10.01 - 15.00          169,400             4.5                   $13.42               168,000          $13.40
       15.01 and over           6,700             0.4                   $16.43                 6,700          $16.43
                            ---------                                                        -------
                            1,311,700                                                        585,300
                            =========                                                        =======

At December 28, 2002, the remaining number of ISO and nonqualified shares available for grant was 414,000.

At December 28, 2002, December 29, 2001, and December 30, 2000, the options outstanding under these plans were held by 85, 89, and 73, employees, respectively, and had expiration dates ranging from 2003 to 2012.

Stock appreciation rights may be issued subject to certain limitations. There were no rights outstanding at December 28, 2002, December 29, 2001, and December 30, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

      Had the Company elected to determine compensation cost based on the fair value at the grant date, as alternatively permitted under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                              2002                 2001                2000
                                                          --------------------------------------------------
      Net earnings (loss):
        As reported                                       $(11,880)                $932               $(806)
        Pro forma                                          (12,961)                 279              (1,400)

      Earnings (loss) per share (diluted):

        As reported                                         (1.23)                  .10                (.09)
        Pro forma                                           (1.29)                  .03                (.15)
                                                          =======                  ====               ======

      Using the Black-Scholes option pricing model, the per-share, weighted-average fair value of stock options granted during 2002, 2001, and 2000, was $3.07, $2.14, and $1.10, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 28, 2002 and December 29, 2001 were:

                                                             December 28, 2002    December 29, 2001
                                                             --------------------------------------
      Expected dividend yield                                               0%                   0%
      Expected volatility                                                  50%                  50%
      Risk-free interest rate                                            5.00%                5.00%
      Expected life -- ISO grants                                      6 years              6 years
      Expected life -- nonqualified grants                             8 years              8 years

      The Company has an employee stock purchase plan in which approximately 800 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at 85% of the lower of the fair market value on their enrollment date or at the end of each two-year plan term.

                                                                            Shares
                                                                        subscribed
                                                                        ----------
      Balance at December 30, 2000                                        238,700
      Subscriptions                                                         5,800
      Purchases                                                               --
      Expired                                                             (48,400)
                                                                          -------
      Balance at December 29, 2001                                        196,100
      Subscriptions                                                           --
      Purchases                                                           195,700
      Expired                                                                (400)
                                                                          -------
      Balance at December 28, 2002                                              0
                                                                          =======

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)

(11)  Earnings per Share

      Earnings(loss) per share for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 were as follows:

                                                                               December 28, 2002
                                                            --------------------------------------------------------
                                                               Earnings                Shares             Per-share
                                                              (numerator)          (denominator)            amount
                                                            --------------------------------------------------------
      Basic and diluted EPS  --
         Net earnings (loss) allocable to common
             shareholders                                      $(11,880)               9,641               $(1.23)
                                                               ========                =====               ======

      No options to purchase were included in the computation of diluted earnings per share because of the Company's loss for 2002.

                                                                                December 29, 2001
                                                            --------------------------------------------------------
                                                                Earnings               Shares             Per-share
                                                               (numerator)          (denominator)           amount
                                                            --------------------------------------------------------
      Basic EPS  --
         Net earnings allocable to common
             shareholders                                          $932                 9,379               $.10
      Effect of dilutive securities  --
         Stock options                                              --                    198                 --
                                                                   ----                 -----               ----
      Diluted EPS  --
         Net earnings allocable to common
             shareholders including assumed conversions             932                 9,577                .10
                                                                   ====                 =====               ====

      Options to purchase 1,215,000 common shares at prices up to $16.78 were outstanding in 2001 but were not included in the computation of diluted earnings per share because based on the Company share price at December 29, 2001, the effect would be anti-dilutive.

                                                                                December 30, 2000
                                                            -------------------------------------------------------
                                                                   Loss                Shares             Per-share
                                                               (numerator)         (denominator)           amount
                                                            -------------------------------------------------------
      Basic and diluted EPS  --
         Net loss allocable to common
             shareholders                                        $(806)                9,399               $(.09)
                                                                 =====                 =====               =====

      No options to purchase common shares outstanding in 2000 were included in the computation of diluted earnings per share because of the Company's loss in 2000.

(12)  Preferred Share Purchase Rights

      In February 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right ("Right") for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar Rights issued in 1988 which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series Junior I Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the common shares. The Rights will separate from the common shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire 20% or more of the Company's outstanding common shares ("Share Acquisition Date") or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

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

      Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares, should they become authorized for issuance by action of the Board of Directors, are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of these shares have been issued.

(13)  Related-party Obligation

      The Company and a key executive have entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the chief executive to purchase, if the estate elects to sell, up to $4 million of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such common shares, the Company has purchased a $5 million life insurance policy on the chief executive with a cash surrender value of $1.7 million at December 28, 2002 and December 29, 2001, which is included in other assets in the accompanying consolidated balance sheets. In addition, for a period of 24 months following the chief executive's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the chief executive at the time of his death if his estate elects to sell such common shares. The Company would have the right to purchase such common shares on the same terms and conditions as the estate proposes to sell such common shares.

(14)  Segment Reporting

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

      The accounting policies of the operating segments are substantially similar to those described in Note 1, except that the disaggregated financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items from these management reports have not been allocated among operating segments. Some of the more significant items include: (a) costs of certain administrative functions, (b) current and deferred income tax expense (benefit) and deferred tax assets (liabilities), and (c) in some years, certain operating provisions.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)

      Revenues, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company's operating unit.

      Revenues

                                                                              2002                 2001                2000
                                                                          -------------------------------------------------
      United States/North America                                         $112,742             $124,206            $128,647
      France                                                                 9,786               10,345              10,406
      United Kingdom                                                            42                   70               1,286
                                                                          --------             --------            --------
                                                                          $122,570             $134,621            $140,339
                                                                          ========             ========            ========

      Net Property, Plant and Equipment

                                                                              2002                 2001
                                                                            ---------------------------
      United States                                                         $5,240               $6,797
      Mexico                                                                 5,052                3,383
      Other                                                                    618                  737
                                                                           -------              -------
                                                                           $10,910              $10,917
                                                                           =======              =======

      Revenues by Product Line

                                                                              2002                 2001                2000
                                                                          -------------------------------------------------
      At- and around-the-home comfort footwear                            $118,559             $127,304            $127,632
      Thermal retention technology products                                  4,011                7,317              12,707
                                                                          --------             --------            --------
                                                                          $122,570             $134,621            $140,339
                                                                          ========             ========            ========

      In 2002, one Barry Comfort customer accounted for approximately 26% and a second Barry Comfort customer accounted for approximately 11% of the Company's net sales. In 2001, one Barry Comfort customer accounted for approximately 22% and a second Barry Comfort customer accounted for approximately 10% of the Company's net sales. In 2000, one Barry Comfort customer accounted for approximately 21% of the Company's net sales.

      Other Segment Information

                                                               Barry Comfort                           Inter-
                                                          North                                       Segment
      December 28, 2002                                 America         Europe        Thermal      Eliminations       Total
      ---------------------------------------------------------------------------------------------------------------------
      Net sales                                        $108,731         $9,828         $4,011     $       --       $122,570
      Depreciation and amortization                       1,570            209            156             --          1,935
      Interest income                                       183            --             --             (143)           40
      Interest expense                                    1,450             79            143            (143)        1,529
      Restructuring charges                               2,300            536            523             --          3,359
      Pre tax earnings (loss)                            (9,744)        (2,313)        (5,847)            --        (17,904)
      Additions to property, plant and equipment          2,226            147             32             --          2,405
      Total assets devoted                              $87,830         $6,115         $1,531         $(7,838)      $87,638
                                                        =======         ======         ======         =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
R.G. Barry Corporation and Subsidiaries
(Dollar amounts in thousands, except for per share data)

                                                               Barry Comfort                           Inter-
                                                          North                                       Segment
      December 29, 2001                                 America         Europe        Thermal       Eliminations     Total
      ---------------------------------------------------------------------------------------------------------------------
      Net sales                                        $116,889       $ 10,415        $ 7,317       $     --       $134,621
      Depreciation and amortization                       1,453            221            173             --          1,847
      Interest income                                       265            --             --              (23)          242
      Interest expense                                    1,253             68            (23)             23         1,321
      Restructuring (net adjustment)                       (118)           --             --              --           (118)
      Pre tax earnings (loss)                             4,616         (1,239)        (1,687)            --          1,690
      Additions to property, plant and equipment            990            196              8             --          1,194
      Total assets devoted                             $ 81,811       $  7,142        $ 5,027        $ (5,368)     $ 88,612
                                                       ========       ========        =======        ========      ========

                                                               Barry Comfort                           Inter-
                                                          North                                       Segment
      December 30, 2000                                 America         Europe        Thermal       Eliminations      Total
      ---------------------------------------------------------------------------------------------------------------------
      Net sales                                       $ 115,940       $ 11,692        $12,707          $  --       $140,339
      Depreciation and amortization                       1,650            249            210             --          2,109
      Interest income                                       331            --              44            (135)          240
      Interest expense                                    1,972             70            135            (135)        2,042
      Restructuring charges                               1,886            --              35             --          1,921
      Litigation proceeds, net of expense incurred          --             --           4,476             --          4,476
      Pre-tax earnings (loss)                            (4,440)        (1,498)         5,706             --           (232)
      Additions to property, plant and equipment            400            201             52             --            653
      Total assets devoted                            $  76,041       $  8,930        $ 4,711          $ (133)     $ 89,549
                                                      =========       ========        =======          ======      ========

(15)  Restructuring and Asset Impairment Charges

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

                                             Accruals       Charges                    Non-cash   Paid in       Accruals
                                       December 30, 2000    in 2001    Adjustments   write-offs     2001    December 29, 2001
      -----------------------------------------------------------------------------------------------------------------------
      Employee separations                    $  527         $172         $   2         $ --        $355           $346
      Noncancelable leases                       499           40          (422)          --         117             --
        Total restructuring                    1,026          212          (420)          --         472            346
      Asset impairments                           --           90            --           90          --             --
                                              ------         ----         -----          ---        ----           ----
          Total                               $1,026         $302         $(420)          $90       $472           $346
                                              ======         ====         =====           ===       ====           ====


      After an income tax expense of $42, these fiscal year 2001 actions increased earnings by $76 or $.01 per share.

      During the 2002 year, the Company engaged in several actions related to reorganization efforts to improve profitability. One action in the 1st quarter resulted in the coordinated transfer of cutting operations from the U.S. to Mexico and a reduction in sewing operations in Nuevo Laredo, Mexico. This action resulted in the reduction of 354 positions at a cost of $727. Other actions in the 3rd and 4th quarters were taken to restructure staff support of sales and operations, which impacted 9 employees at a cost of $938.

      In the 4th quarter, the Company announced the decision to close the Goldsboro distribution center in early 2003, (impacting 53

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         R.G. Barry Corporation and Subsidiaries
                        (Dollar amounts in thousands, except for per share data)

      positions at a cost of $601) and to similarly close the Wales distribution center in early 2003 (impacting 22 positions at a cost of $178). The closure of the Wales facility also resulted in recognition of $208 in future lease obligation losses as well as $150 in asset impairment losses. At year-end 2002, the Company also determined an asset impairment loss for $523 on net fixed assets, trademarks, and patents associated with its Vesture subsidiary.

                                             Accruals       Charges                      Non-cash     Paid in          Accruals
                                       December 29, 2001    in 2002       Adjustments   write-offs     2002        December 28, 2002
      ------------------------------------------------------------------------------------------------------------------------------
      Employee separations                      $346        $2,444            $34         $ --        $1,294           $1,530
      Noncancelable leases                       --            208            --            --            --              208
                                                ----        ------            ---         ----        ------           ------
        Total restructuring                      346         2,652             34           --         1,294            1,738
                                                ----        ------            ---         ----        ------           ------
      Asset impairments                          --            673            --           673            --               --
                                                ----        ------            ---         ----        ------           ------
          Total                                 $346        $3,325            $34         $673        $1,294           $1,738
                                                ====        ======            ===         ====        ======           ======

      After an income tax benefit of $1,131, these fiscal year 2002 actions decreased earnings by $2,228 or approximately 23 cents per share.

(16)  Product Warranties

      Accruals and expenditures associated with the Company's warranties provided on key components in selected commercial market thermal products are recapped as follows:

                                                     Accruals         Net charges    Expenditures         Accruals
                                                December 30, 2000       in 2001         in 2001       December 29, 2001
      -----------------------------------------------------------------------------------------------------------------
      Warranty accrual                                 $293              $453           $546                $200
                                                       ----              ----           ----                ----

                                                     Accruals         Net charges    Expenditures         Accruals
                                                December 29, 2001      in 2002         in 2002        December 28, 2002
      ---------------------------------------------------------------------------------------------------------------------
      Warranty accrual                                 $200              $619           $491               $328
                                                       ----              ----           ----                ---

(17)  Litigation Settlement

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

(18)  Contingent Liabilities

      The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

      In October 2001, the Company's Vesture subsidiary received a claim charging that its pizza delivery system infringed on two United States Patents. After receiving the charge of infringement, Vesture and counsel evaluated the Patents and reached the conclusion that the Patents were not infringed. The Company believes that the patent infringement allegations are without merit and intends to defend vigorously against them. However, the Company does not believe it is feasible to predict the outcome of the suit and the timing of the final resolution of claim is uncertain.

(19)  Subsequent Event

      Early in January 2003, the Company entered into a five-year licensing agreement for the marketing and distribution of slipper products with a British footwear and apparel firm. This distributor-type agreement allows the Company to continue to service the soft washable footwear market in defined areas of Europe (including the United Kingdom, France, and selected customers in specific other European countries) without maintaining the costly sales organization and warehousing and distribution operations operated since the mid-1990s. The Company will continue to maintain and operate its profitable Fargeot footwear operations in southern France.

INDEPENDENT AUDITOR'S REPORT

R.G. Barry Corporation and Subsidiaries

The Board of Directors and Shareholders
R.G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 28, 2003


38