Form 10-K, Exhibit 13
period 2005-12-31
BARRY R G CORP /OH/
filed 2006-03-20
CIK 749872

Exhibit 13.1
FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA

	2005	2004	2003**	2002	2001
Summary of Operations (thousands)
Net sales	$105,488	$104,404	$123,137	$119,024	$129,361
Cost of sales	61,219	67,065	80,427	77,597	80,182
Gross profit	44,269	37,339	42,710	41,427	49,179
Gross profit as percent of net sales	42.0%	35.8%	34.7%	34.8%	38.0%
Selling, general and administrative expenses	34,077	39,200	48,163	50,360	45,973
Restructuring and asset impairment charges (adjustments)	1,619	17,341	2,563	2,837	(118)
Operating profit (loss)	8,573	(19,202)	(8,016)	(11,770)	3,324
Other income	385	419	151	800	800
Interest expense, net	(888)	(1,292)	(1,418)	(1,346)	(1,103)
Income (loss) before income taxes and minority interest, continuing operations	8,070	(20,075)	(9,283)	(12,316)	3,021
Income tax (expense) benefit	(112)	(123)	(10,096)	4,191	(1,153)
Minority interest, net of tax	—	(1)	(17)	(25)	(42)
Earnings (loss) from continuing operations	7,958	(20,199)	(19,396)	(8,150)	1,826
Earnings (loss) from discontinued operations, net of income taxes	90	334	(2,310)	(3,730)	(894)
Net earnings (loss)	8,048	(19,865)	(21,706)	(11,880)	932

Additional Data
Basic earnings (loss) per common share	$0.82	($2.02)	($2.21)	($1.23)	$0.10
Diluted earnings (loss) per common share	$0.79	($2.02)	($2.21)	($1.23)	$0.10
Book value per common share	$1.13	$0.51	$2.58	$4.81	$6.44
Annual % change in net sales	1.0%	(15.2%)	3.5%	(8.0%)	(1.3%)
Annual % change in net earnings (loss)	140.5%	8.5%	(82.7%)	(1374.7%)	215.6%
Pretax return on net sales	7.7%	(19.2%)	(7.5%)	(10.3%)	2.3%
Net earnings (loss) as a percentage of beginning shareholders’ equity	161.7%	(78.2%)	(46.0%)	(19.7%)	1.6%
Basic average number of shares outstanding (in thousands)	9,869	9,839	9,823	9,641	9,379
Diluted average number of shares outstanding (in thousands)	10,148	9,839	9,823	9,641	9,577

Financial Summary (thousands)
Total current assets	$36,066	$33,082	$44,379	$61,068	$69,676
Total current liabilities	15,348	18,209	18,533	20,141	14,471
Working capital	20,718	14,873	25,846	40,927	55,205
Long-term debt	533	479	2,141	5,760	5,162
Net shareholders’ equity	11,109	4,978	25,387	47,188	60,385
Net property, plant and equipment	2,371	2,718	9,369	10,910	10,917
Total assets	41,831	39,092	61,280	87,638	88,612
Capital expenditures	478	122	1,662	2,373	1,186
Depreciation and amortization of property, plant and equipment	590	1,336	1,762	1,779	1,674
See also Management’s Discussion and Analysis of Financial Condition and Results of Operations

**	Fiscal year includes fifty-three weeks
Certain amounts from prior years have been reclassified to conform with current year’s presentation

MARKET AND DIVIDEND INFORMATION

	Quarter	High	Low	Close
2005	First	$4.58	$3.20	$4.51
	Second	$4.90	$3.76	$4.90
	Third	$6.50	$4.70	$6.05
	Fourth	$6.71	$5.80	$6.16

2004	First	$4.75	$1.43	$2.59
	Second	$2.90	$1.53	$1.62
	Third	$2.80	$1.51	$2.55
	Fourth	$4.00	$2.30	$3.52
As of December 2, 2005, the common shares of R.G. Barry Corporation (“R.G. Barry”) began trading on the American Stock Exchange (“AMEX”) under the symbol “DFZ”, evoking R.G. Barry’s flagship brand name: Dearfoams®. Prior to that, R.G. Barry’s common shares had traded in the “Pink Sheets” under the symbol “RGBC.PK” and traded on the Over the Counter Bulletin Board under the symbol “RGBC.OB”, since June 14, 2004. From July 8, 1995 through June 11, 2004, R.G. Barry’s common shares were listed on the New York Stock Exchange under the symbol “RGB”.
The high, low, and close market prices shown above reflect the prices as quoted in those markets where R.G. Barry’s common shares traded during the periods noted.
Approximate Number of Registered Shareholders: 1,000 as of March 15, 2006.
No cash dividends were paid during the periods noted. R.G. Barry has no current intention to pay cash dividends, although R.G. Barry’s asset-based lending facility with The CIT Group/Commerical Services, Inc. places no restrictions on R.G. Barry’s ability to pay cash dividends. See Note (5) of the Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Quarterly Financial Data (Unaudited)

	in thousands, except basic and diluted earnings (loss) per share
	First	Second	Third	Fourth
2005 Fiscal Quarter
Net sales	$16,990	$16,219	$35,436	$36,843
Gross profit	6,828	6,838	14,324	16,279
Earnings (loss) — continuing	(901)	(182)	4,260	4,781
Earnings (loss) — discontinued	—	68	24	(2)
Earnings (loss)	(901)	(113)	4,284	4,779

Basic earnings (loss) per common share — continuing	(0.09)	(0.02)	0.43	0.48
Diluted earnings (loss) per common share —continuing	(0.09)	(0.02)	0.42	0.46

Basic earnings per common share — discontinued	—	0.01	—	—
Diluted earnings per common share — discontinued	—	0.01	—	—

Basic earnings (loss) per common share — total	(0.09)	(0.01)	0.43	0.48
Diluted earnings (loss) per common share — total	(0.09)	(0.01)	0.42	0.46

Shares Outstanding Basic	9,837	9,842	9,878	9,918
Dilutive	9,837	9,842	10,201	10,340

	First	Second	Third	Fourth
2004 Fiscal Quarter
Net sales	$18,430	$14,516	$34,573	$36,885
Gross profit	5,513	4,033	12,835	14,958
Earnings (loss) — continuing	(14,159)	(8,929)	(1,426)	4,315
Earnings — discontinued	—	16	314	4
Net earnings (loss)	(14,159)	(8,913)	(1,112)	4,319

Basic earnings (loss) per common share — continuing	(1.44)	(0.91)	(0.14)	0.44
Diluted earnings (loss) per common share — continuing	(1.44)	(0.91)	(0.14)	0.44

Basic earnings per common share — discontinued	—	—	0.03	—
Diluted earnings per common share — discontinued	—	—	0.03	—

Basic earnings (loss) per common share — total	(1.44)	(0.91)	(0.11)	0.44
Diluted earnings (loss) per common share — total	(1.44)	(0.91)	(0.11)	0.44

Shares Outstanding Basic	9,839	9,839	9,839	9,839
Dilutive	9,833	9,839	9,839	9,883

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Introduction
Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide investors and others with information we believe is necessary to understand our Company’s financial condition, changes in financial condition, results of operations and cash flows. Our MD&A should be read in conjunction with our Company’s Consolidated Financial Statements and related Notes to Consolidated Financial Statements and other information included in this annual report.
Critical Accounting Policies and Use of Significant Estimates
The preparation of financial statements in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. We make these estimates after gathering as much information from as many resources, both internal and external, as are available to us at the time. After reasonably assessing the conditions that exist at the time, we make these estimates and prepare our consolidated financial statements accordingly. These estimates are made in a consistent manner from period to period, based upon historical trends and conditions and after review and analysis of current events and circumstances. We believe these estimates reasonably reflect our current assessment of the financial impact of events whose actual outcome will not become known to us with certainty until some time in the future.
A summary of our critical accounting policies requiring management estimates follows:
(a)	We recognize revenue when goods are shipped from our warehouses and other third-party distribution locations, at which point our customers take ownership and assume risk of loss; and collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. In certain circumstances, we sell products to customers under special arrangements, which provide for return privileges, discounts, promotions and other sales incentives. At the time we recognize revenue, we reduce our measurement of revenue by an estimated cost of potential future returns and allowable retailer promotions and incentives, recognizing as well a corresponding reduction in our reported trade accounts receivable. These estimates have traditionally been, and continue to be, sensitive to and dependent on a variety of factors including, but not limited to, quantities sold to our customers and the related selling and marketing support programs; channels of distribution; retail sale rates; acceptance of the styling of our product by consumers; overall economic environment; consumer confidence leading towards and through the holiday selling season; and other related factors.

Allowances for returns established at the end of fiscal 2005 and fiscal 2004 were approximately $4.4 million and $4.1 million, respectively. Furthermore, allowances for promotions and other sales incentives established at the end of the same periods were approximately $9.6 million and $8.0 million, respectively. The slight year-on-year increase in the allowance for returns includes the effect of a return privilege granted to one key customer at the end of fiscal 2005 and is consistent with our business model, which is focused on a more customer-specific sell-in approach. The increase in our allowances for promotions and other sales incentives reflects our initiatives undertaken during fiscal 2005 of being more responsive to our customers by promoting goods in season and attempting to reduce returns accordingly.
During fiscal 2005, fiscal 2004, and fiscal 2003, we recorded approximately $4.0 million, $4.0 million, and $8.1 million, respectively, as the sales value of merchandise returned by our customers. During those same periods, we recorded approximately $9.4 million, $10.7 million, and $11.4 million, respectively, as reductions from gross sales, for consumer promotion activities undertaken with our customers. The three-year trends in both the sales value of merchandise returned by our customers and reductions from gross sales for consumer promotion activities reflect our initiatives of collaborating with our key customers to achieve mutually satisfactory sell through rates. However, due to the continuing highly seasonal nature of our business, it is possible that allowances for returns, promotions and other sales incentives, and the related charges reported in our consolidated results of operations could be different than those estimates noted above.
During fiscal 2005 and as previously reported, we recorded approximately $367 thousand and approximately $1.5 million as reductions in our allowances for returns; and promotions and other sales incentives, respectively. The reductions in the related allowances were primarily as a consequence of our better than expected sell through rates experienced during the fiscal 2004 holiday season as compared to our internal estimates.
(b)	We value inventories using the lower of cost or market, based upon the first-in, first-out (“FIFO”) costing method. We evaluate our inventories for any reduction in realizable value in light of our prior selling season, the overall economic environment, and our expectations for the upcoming selling seasons, and we record the appropriate write-downs based on our evaluation. At the end of fiscal 2005, we estimated that the FIFO cost of a portion of our inventory exceeded the estimated net realizable value of that inventory by $1.3 million, compared with a similar estimate of $1.6 million recorded at the end of the same period a year earlier. The year-on-year decrease in the amount by which our FIFO cost inventory exceeded the estimated net realizable value is primarily due to the change in our business model, which based on our Company-sponsored market research, resulted in a more consumer-targeted product offering during fiscal 2005. Our current business model also includes more focused initiatives to reduce our inventory investment across all product categories. Inventory write-downs, recognized as part of cost of sales for continuing operations, amounted to

$1.6 million during fiscal 2005, $2.1 million during fiscal 2004, and $5.4 million during fiscal 2003. The downward trend of inventory write-downs over a three-year period reflects the results of better managing our inventory investment and also shows the favorable results of our disciplined actions in selling our closeout inventory. Inventory write-downs, recognized as part of cost of sales for discontinued operations, totaled $0, $7 thousand, and $1.2 million during fiscal 2005, fiscal 2004 and fiscal 2003, respectively. As we continue to work with our new business model and considering the ever-changing retail landscape, it is possible that our estimates to represent our inventory at the net realizable value could be different than those reported in previous years.
(c)	We make an assessment of the amount of income taxes that will become currently payable or recoverable for the just concluded period, and what deferred tax costs or benefits will become realizable for income tax purposes in the future, as a consequence of differences between results of operations as reported in conformity with U.S. GAAP, and the requirements of the income tax codes existing in the various jurisdictions where we operate. In evaluating the future benefits of our deferred tax assets, we examine our capacity for refund of federal income taxes due to our net operating loss carry-forward position, and our projections of future profits. We record a valuation allowance when it is more likely than not that some portion or all of our deferred tax assets will not be realized. Accordingly, beginning with year-end fiscal 2003, we established a valuation allowance against the value of those deferred tax assets. Given our recent operating results, there is no historical assurance that future taxable income will be generated to offset these deferred deductible items. Consistent with our accounting policy, we have established a valuation allowance against the net deferred tax assets in the amount of $18.4 million and $21.3 million at the end of fiscal 2005 and fiscal 2004, respectively. (See also Note (7) of the Notes to Consolidated Financial Statements.) Should our profits continue to improve in the future and it becomes more likely than not that those deferred tax items become realizable deductions in future years, we will recognize that benefit by reducing our reported tax expense in the future years
(d)	As of the end of fiscal 2005, we had approximately $25.1 million of net operating loss carry-forwards for U.S. federal income tax purposes. Loss carry-forwards in the U.S. are generally available for up to twenty years in the future. The loss carry-forwards for U. S. federal income tax purposes are available and used to offset current year income, subject to alternative minimum corporate income tax rules, starting in fiscal 2005, and expire through fiscal 2024. For fiscal 2005, we reported an alternative minimum tax liability for U.S. federal income tax purposes of approximately $114 thousand. This alternative minimum tax is eligible for loss carry- forward treatment under U.S. federal income tax regulations and will be recovered through future offset against tax liabilities, once we have fully utilized our net operating loss carry-forwards. As of the end of fiscal 2004, we had approximately $30.2 million of net operating loss carry-forwards.
(e)	We make estimates of the future costs related to restructuring and operational changes announced during the year. Estimates are based upon the anticipated costs of employee separations; an analysis of the impairment in the value of any affected assets; anticipated future costs to be incurred in settling remaining lease obligations, net of any anticipated sublease revenues; and other costs associated with the restructuring plans. During fiscal 2005, we did not engage in any new restructuring activities. The accrued balance of $1.4 million reported at year-end in fiscal 2005 primarily reflects an ongoing lease commitment related to our former distribution facility in Mexico, which was closed as part of our reorganization initiatives undertaken during fiscal 2004. At the end of fiscal 2004, we had an accrued balance of $2.7 million related to the restructuring and reorganization activities associated with closing our former manufacturing operations and distribution facilities located in Mexico and Laredo, Texas. The year-on-year decrease in our restructuring related accrual is primarily due to the ongoing lease commitment referred to earlier. During fiscal 2005, we charged to earnings $1.6 million as restructuring charges and adjustments, representing essentially the ongoing lease obligation noted earlier and other related exit costs such as payroll expenses, professional fees, and insurance expenses related to our restructuring actions taken during fiscal 2004. During fiscal 2004, we charged to earnings $17.3 million as restructuring and asset impairment charges for the previously reported reorganization actions completed during fiscal 2004. Should the actual costs of restructuring activities exceed our estimates, the excess costs will be recognized in the following period. Conversely, should the costs of restructuring be less than the amounts estimated, future periods would benefit by that difference. (See also Notes (8) and (15) of the Notes to Consolidated Financial Statements for additional information concerning restructuring and asset impairment charges.)
(f)	We review our long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. These assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

As part of our results from continuing operations, we recorded asset impairment charges of approximately $0, $7.1 million, and $200 thousand during fiscal 2005, fiscal 2004 and fiscal 2003, respectively. The significant decrease in asset impairment charges from fiscal 2004 to fiscal 2005 is due mainly to the closure of our manufacturing and distribution facilities in Mexico and Laredo, Texas completed during fiscal 2004.

(g)	There are various other accounting policies that also require management’s judgment. We follow these policies consistently from year to year and period to period. For an additional discussion of all of our significant accounting policies, please see Notes (1) (a) through (u) of the Notes to Consolidated Financial Statements.
Actual results may vary from these estimates as a consequence of activities after the period-end estimates have been made. These subsequent activities will have either a positive or negative impact upon the results of operations in a period subsequent to the period when we originally made the estimate.
New Accounting Standards
In late 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4, and SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. Both standards go into effect for fiscal years beginning after July 15, 2005. We do not anticipate that the implementation of either standard will have a material impact on the results of our operations or financial condition. SFAS No. 151 provides specific definition to the term “abnormal costs”, as used in previous accounting standards in inventory reporting under Accounting Research Bulletin No. 43. Such abnormal costs, with specific definitions now provided under the standard, must be recognized as period expense and not included in the valuation of inventory. SFAS No. 153 modifies APB Opinion No. 29 to require the use of fair value of assets exchanged involved in an exchange of productive used assets, and limits the exception to the use of fair value only to situations involving asset exchanges that do not have commercial substance.
SFAS No. 123 (Revised 2004), Share-Based Payments (“SFAS No. 123R”) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R must be adopted no later than the first interim reporting period of our first fiscal year beginning on or after June 15, 2005; therefore, we have adopted this standard effective on January 1, 2006. This standard will incorporate into reported results a measure of expense for stock-based compensation. Under this standard, we have alternative implementation options as to how to present prior period information, either as restated results on prior interim periods, and/or restatement of prior years, or by reference to prior period proforma footnote disclosures. We intend to implement this standard prospectively with reference to prior period proforma disclosures. We estimate that the adoption of SFAS 123R will result in the recognition of compensation costs for share-based awards of approximately $600 thousand in fiscal 2006.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaced APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. Effective in fiscal 2006, we will follow the guidelines provided in SFAS No. 154 in the event that we recognize that there has been an accounting change or need to report a correction of an error.
Summary of Results for Fiscal 2005
Fiscal 2005 was the first full year we operated our business under the new business model. As described further in this MD&A, our yearly results clearly show the full-year benefits of most of the initiatives that were implemented beginning in early fiscal 2004.
Our fiscal 2005 goals were centered around meeting or exceeding expectations from our retailing partners and consumers by introducing a line-up of fresh and innovative products; enhancing the image of our Dearfoams® family of brands and improving our internal order fulfillment and inventory management processes. Our fiscal 2005 results show that we were successful in accomplishing these goals.
In summary, our key results and benefits from operating under a new model were:
•	We returned our Company to profitability and reported consolidated net earnings of approximately $8.0 million for fiscal 2005.

•	The loan balance with our primary lender was $0 and our cash on hand was $3.5 million at the end of fiscal 2005.

•	We ended fiscal 2005 with $19.7 million availability under the credit facility with our primary lender.

•	We successfully collaborated with our key retailing partners in managing the sell-in and sell-through of an appropriate mix of products to achieve mutually beneficial results.

•	We have strengthened our relationships with our key retailing partners.

•	Consumers responded favorably to our fresh and exciting product offerings, as well as to our new packaging and point-of-sale presentations, which resulted in favorable sell-through rates throughout the year and especially during the critical 2005 holiday selling season.
Looking ahead, one of our key goals for 2006 and beyond is to profitably grow our business by pursuing a core group of initiatives that will focus on sustained innovation to our product lines, continuing efforts to strengthen our relationships with our retailing partners, and further enhancements to the image of our portfolio of brands. However, so long as our business continues to be highly seasonal and dependent on the holiday selling season, there is still significant inherent risk even in the new model that we have not yet recognized. See the “Risk Factors” section below.

Liquidity and Capital Resources
Historically, we have utilized a variety of assets in the development, sourcing, marketing, warehousing, distribution, and sale of our products. Most of our assets are current assets and include primarily cash, trade receivables, and inventory.
At the end of fiscal 2005, current assets amounted to 86 percent of total assets, compared with 85 percent at the end of fiscal 2004. As of the end of fiscal 2005, we reported $20.7 million in net working capital, compared to $15.0 million at the end of fiscal 2004. The year-on-year increase of $5.7 million in net working capital is primarily attributable to our net earnings reported in fiscal 2005.
The primary components of and changes in our net working capital are as follows:
▪	Our cash on-hand at the end of fiscal 2005 was $3.5 million, compared to $958 thousand at the end of the previous fiscal year. The year-on-year increase in cash reflects the effects of our profitability in fiscal 2005.

▪	Our net accounts receivable increased to $11.7 million at the end of the current year from $9.2 million reported a year earlier. The year-on year increase in our net accounts receivable is attributable essentially to higher net shipments of approximately $1.7 million made in December 2005 as compared to the same period a year earlier. The increase in net accounts receivable is partially offset by the effect of higher allowances for promotions recorded at the end of fiscal 2005 as compared to a year-earlier same period, which was consistent with our approach during fiscal 2005 to collaborate more closely with our customers to achieve mutually satisfactory sell through rates.

▪	Net inventories decreased to $19.1 million at the end of fiscal 2005 from $20.2 million a year earlier. The decrease in our inventory investment reflects the favorable results of our continuing initiatives to better align our inventory investment with the expected demand for our products. The reduction in inventories also reflects the favorable changes in our supply chain processes and other changes to our business model implemented early in fiscal 2004 as we transitioned to our current 100 percent outsourcing model.

▪	We ended fiscal 2005 with a $0 balance under our CIT ABL Facility, as further detailed in the “CIT Credit Facilities” section below, as compared to $1.9 million under our previous financing agreement with CIT at the end of fiscal 2004. Our short-term notes payable of $2.5 million at the end of fiscal 2005 is primarily comprised of $2.2 million borrowed against the cash surrender value of life insurance policies on our non-executive chairman (“chairman”); the same balance was reflected at the end of fiscal 2004. The year-on-year decrease in our short-term notes payable is mainly due to our profitability in fiscal 2005 and reflects a much lower short-term funding requirement of our business throughout fiscal 2005.

▪	We reported $7.4 million in accrued expenses at the end of fiscal 2005 compared to $6.4 million a year earlier. The year-on-year increase in accrued expenses is due primarily to an increase of approximately $2.0 million in accrued salaries and wages related to incentives; a decrease of $1.3 million in restructuring costs as noted earlier; and an increase of approximately $1.3 million in our current pension liabilities, essentially due to an increase in the anticipated funding requirements under our funded, qualified associate retirement plan. (See also Note (8) of the Notes to Consolidated Financial Statements).
During fiscal 2005, we reported capital expenditures of approximately $478 thousand and received proceeds of approximately $7 thousand from the disposition of assets. Capital expenditures during fiscal 2004 were approximately $122 thousand, while proceeds from the disposition of assets totaled approximately $965 thousand during that year. The disposition of assets and the related amount reported in fiscal 2004 were associated with closing our manufacturing and distribution facilities in Mexico and Laredo, Texas carried out in that year.
Our capital expenditures in fiscal 2005 and fiscal 2004 were funded out of working capital and reflected a much lower level of capital asset spending as compared to previous years during which we operated our own manufacturing plants. We expect our capital expenditures to be approximately $420 thousand in fiscal 2006.
We do not anticipate any significant changes in the components of our working capital or in the use of our sources of liquidity during fiscal 2006.
2006 Liquidity
We believe our sources of cash on hand, cash from operations and funds available under our CIT ABL Facility, as discussed below, are adequate to fund our operations and capital expenditures through fiscal 2006, including our anticipated restructuring costs accrued at the end of fiscal 2005.
CIT Credit Facilities
Under our former business model, we financed our operations by using credit agreements with two primary lending institutions: The Huntington National Bank (“Huntington”) and Metropolitan Life Insurance Company (“Metropolitan).
As previously reported, on March 29, 2004, we entered into a three-year financing agreement (the “CIT Facility”) with The CIT Group/Commercial Services, Inc. (“CIT”). On March 30, 2004, we borrowed approximately $10.3 million under the CIT Facility to repay all outstanding indebtedness and related charges under the financing agreement with Huntington and terminated that agreement. In addition, on that date we borrowed approximately $2.3 million under the CIT Facility to repay all outstanding indebtedness with Metropolitan and terminated that agreement as well.

On March 31, 2005, we entered into a two-year, asset-based lending facility with CIT (the “CIT ABL Facility”), which replaced our previous CIT Facility. The CIT ABL Facility is a two-year committed facility under which CIT is obligated to advance us funds so long as we comply with the CIT ABL Facility, including satisfying covenants requiring that we meet various financial condition and financial performance requirements.
Under the CIT ABL Facility, we are required to meet various financial covenants including: (a) minimum Tangible Net Worth (“minimum TNW”) at the end of each fiscal quarter of 2005 and 2006; (b) negative Earnings Before Income Taxes, Depreciation, and Amortization, (excluding certain extraordinary or nonrecurring gains and losses) for the two fiscal quarters ended July 2, 2005, not exceeding a specified level; (c) Minimum Net Availability (“MNA”) at the end of each fiscal year beginning in 2005; and (d) a minimum Fixed Charge Coverage Ratio (“FCCR”) test at the end of fiscal 2005 and each 12-month period ending at the end of each fiscal quarter thereafter. The foregoing capitalized terms are defined in the CIT ABL Facility. We have met all three financial covenants, which include minimum TNW, MNA, and the FCCR test that were applicable at year-end for fiscal 2005, as established in the CIT ABL Facility.
The CIT ABL Facility provides us with advances in a maximum amount equal to the lesser of (a) $35 million or (b) a Borrowing Base (as defined in the CIT ABL Facility). The Borrowing Base is determined by the agreement and is based primarily on the sum of (i) the amount of 80% of the receivables due under the factoring agreement entered into in connection with the previous CIT Facility, if any, and 80% of our total eligible accounts receivable; (ii) the amount of our eligible inventory; (iii) a $3.5 million overformula availability during our peak borrowing season from April through October; and (iv) a $4.0 million allowance on our eligible intellectual property from January 1 to October 31. The CIT ABL Facility includes a $3 million subfacility for CIT’s guarantee of letters of credit to be issued by letter of credit banks. This amount is counted against the maximum borrowing amount noted above.
Interest on the CIT ABL Facility was initially at a rate per annum equal to the JPMorgan Chase Bank prime rate plus 1%. Since we satisfied the various financial condition and financial requirements as of the end of fiscal 2005, as established in the underlying CIT ABL Facility, the rate per annum will be reduced to the JPMorgan Chase Bank prime rate plus 0.5%, from April 1, 2006 through March 31, 2007. Each month when our borrowing needs require inclusion of the $3.5 million overformula in the Borrowing Base, the interest rate will be increased by 0.5%. During fiscal 2005, our borrowing needs did not require us to use any of the $3.5 million overformula provided for in the CIT ABL Facility. The CIT ABL Facility also includes an unused line fee of 0.5% per annum, payable monthly, charged on the unused portion of the $35 million line. During fiscal 2005, we incurred unused line fees of approximately $99 thousand related to our CIT ABL Facility.
The first priority liens and mortgage on substantially all of our assets, including accounts receivable, inventory, intangibles, equipment, intellectual property, and real estate that secured the CIT Facility remain in place and have been amended and modified to secure the CIT ABL Facility. In addition, the pledge agreement and the subsidiary guarantees entered into in connection with the CIT Facility have also been amended to secure the CIT ABL Facility.
As of the end of fiscal 2005, we had approximately $19.7 million available under the CIT ABL Facility.
Other Short-term Debt
Early in March 2004, we borrowed $2.2 million against the cash surrender value of life insurance policies insuring our chairman. Consistent with prior periods, the $2.2 million indebtedness is classified within short-term notes payable in the accompanying consolidated balance sheets at the end of fiscal 2005 and fiscal 2004.
Other Long-term Indebtedness and Current Installments of Long-term Debt
As previously reported, on August 11, 2005 (the “Effective Date”), we entered into a new agreement (the “New Agreement”) with the mother of the chairman whereby she transferred all of her product designs and patent rights to us as of the Effective Date; provided a covenant not to compete during the period payments are owed to her under the New Agreement and for one year thereafter; and released all unpaid claims that would have accrued under a previous royalty agreement (the “Original Agreement”) and through the Effective Date for the sum of $600 thousand. This amount will be paid in 24 quarterly payments of $25 thousand each beginning on August 11, 2005 and continuing on the last business day of each and every October, January, April, and July until the last business day in April 2011. On the Effective Date, we computed the net present value of this obligation at approximately $495 thousand, discounted at 7%, and charged that amount to earnings accordingly. As of December 31, 2005, we reported approximately $71 thousand of the outstanding net present value amount as current installments of long-term debt and $388 thousand as long-term debt.
In addition, we reported approximately $375 thousand and $145 thousand as current installments of long-term debt and long-term debt, respectively, of our Fargeot French subsidiary.
Other Matters Impacting Liquidity and Capital Resources
Off-Balance Sheet Arrangements and Contractual Obligations
We have traditionally leased facilities under operating lease transactions for varying term lengths, ranging generally from three years to five years, often with options for renewal. On occasion, we have also leased certain equipment utilizing operating leases. These leasing arrangements have allowed us to pay for the facilities and equipment over the time that they are utilized, rather than committing our resources initially to acquire the facilities or equipment. All leases have been accounted for as operating leases, consistent with the provisions of Statement of Financial Accounting

Standards (“SFAS”) No. 13, Accounting for Leases, as amended. Our future off-balance sheet non-cancelable operating lease obligations are discussed in Note (6) of the Notes to Consolidated Financial Statements.

The following table summarizes our Company’s contractual obligations for both long-term obligations that appear on our consolidated balance sheet, as recognized in our consolidated financial statements, and so-called “Off-Balance Sheet Arrangements”, as discussed in the notes to our consolidated financial statements:

		Less						More
		than		1 - 3		3 - 5		than 5
	Total	1 year		years		years		years
	Payments due by period (in thousands of dollars)
CONTRACTUAL OBLIGATIONS:
recognized on the books and records of the Company

Short-Term Debt	$2,357	$2,357		—		—		—

Long-Term Debt, Current and Non-Current Portions	$979	$446		$286		$247		None

Capital Lease Obligations	None

Other Long-Term Liabilities reflected on the Consolidated Balance Sheet of the Company *	$14,799		*		*		*	*

CONTRACTUAL OBLIGATIONS:
considered “off-balance sheet arrangements”

Operating Leases — see also Note (6) of the Notes to Consolidated Financial Statements	$6,085	$1,282		$1,998		$1,758		$1,047

Purchase Obligations in the ordinary course of business **	$6,909	$6,909		None		None		None

*	Other Long-Term Liabilities of the Company represent accrued cumulative future obligations under our Associate Retirement Plan of approximately $6.4 million; accrued cumulative future obligations under our Supplemental Retirement Plan of approximately $7.5 million; and accrued cumulative future obligations from employee salary withholdings under our salary deferred compensation plan of approximately $899 thousand. The timing of future cash outflows related to these obligations is not readily determinable, as it is totally dependent upon the timing of future associate retirements. Following the requirements under SFAS No. 87, Accounting for Pensions, as amended, during fiscal 2005 and fiscal 2004, we recorded a charge to Other Comprehensive Income (Loss) to recognize the effect of actuarial assumptions and market value changes as of the September 30, 2005 and 2004 evaluation dates. The effect resulting from this charge increased the aggregate liability under the Associate Retirement Plan and the Supplemental Retirement Plan by $2.0 million and $597 thousand, in fiscal 2005 and fiscal 2004, respectively, with a corresponding charge to Other Comprehensive Income (Loss).

**	We acquire inventory and merchandise in the ordinary course of business, issuing both purchase orders and letters of credit to acquire merchandise from suppliers. Commitments in the ordinary course of business are included above as “off-balance sheet arrangements”. There are no material outstanding commitments other than those represented as part of our ordinary course of business.
We last paid cash dividends in 1981. We have no current plans to resume payment of cash dividends or to establish a program to acquire common shares for treasury. We anticipate continuing to use our cash resources to fund the operating needs of the business.
Fiscal 2005 Results Compared with Fiscal 2004
We operate in two different business segments: “Barry Comfort North America”, which designs and markets at- and around-the-home comfort footwear for sale essentially in the United States and Canada; and “Barry Comfort Europe”, which markets footwear principally in Western Europe. See also Note (14) of the Notes to Consolidated Financial Statements for a breakdown of net sales by geographic region and by segment of our operations.
During fiscal 2005, consolidated net sales from continuing operations totaled $105.5 million, relatively flat when compared to the same period a year earlier. As we reported early in fiscal 2005, we expected net shipments in our North America business to be even to last year’s net shipments. Net sales for our Barry Comfort North America were $97.7 million in fiscal 2005 compared to $96.3 million a year earlier. Although our net sales in this segment were relatively flat year-on-year, our business showed increases with certain of our key mass merchandising channels and modest decreases in other store channels. The year-on-year increase in net sales to our customers in the mass-market channel was essentially due to higher sell through rates, especially during the month of December 2005, as compared to the same month in the previous year. As noted earlier in this MD&A, one of our key initiatives for the future is to grow our business profitably in either existing or new channels of distribution.
Net sales for Barry Comfort Europe decreased to $7.8 million in fiscal 2005 from $8.1 million in fiscal 2004. The slight year-on-year decrease in net sales in Europe was primarily due to a reduction of business within the export channels of our Fargeot subsidiary. The year-on-year decrease in Fargeot’s export business is primarily due to the strengthening of the euro currency as compared to the dollar and other world currencies. Going forward, as mentioned in previous disclosures, we will continue to look for a more strategically suitable owner for our Fargeot business.
Consolidated gross profit in fiscal 2005 increased to approximately $44.3 million from $37.3 million a year earlier. Gross profit as a percent of net sales increased to 42.0 percent in fiscal 2005, compared to 35.8 percent the year before. The increase in consolidated gross profit, as a percent of net sales, is due primarily to the full-year benefit of lower cost purchases from third-party suppliers of outsourced goods. As a result of closing our operations in Mexico during fiscal 2004, we currently outsource 100 percent of our product needs from China. The consolidated gross profit results also include, as previously reported, the benefit of certain true-up adjustments made during fiscal 2005 to our sales returns and promotion allowances. These adjustments, which favorably impacted our gross profit results by approximately $1.7 million, were a consequence of our better than expected sell through rates experienced during the 2004 holiday selling season as compared to our internal estimates.
Our consolidated selling, general and administrative (“SG&A”) expenses declined by $5.1 million from $39.2 million in fiscal 2004 to $34.1 million in fiscal 2005. A substantial portion of this decline was reported in our Barry Comfort North America segment. Consistent with our expectations under the current business model, we reported the following significant changes in our consolidated SG&A expense areas for fiscal 2005:
•	Lower shipping and logistics expenses of approximately $4.1 million, essentially due to the closure of our distribution facilities in Mexico and Laredo, Texas;

•	Lower selling expenses of approximately $1.3 million, primarily due to lower payroll and benefit expenses that resulted from a reduction of headcount;

•	Lower corporate administration expenses of approximately $860 thousand due to a reduction in pension and other benefits, a reduction of CIT factoring fees, a decrease in consulting fees, offset by an increase in incentive expenses;

•	Higher marketing expenses of approximately $1.0 million related to our higher spending in market research, advertising and other brand promotion activities;

•	Higher expenses of approximately $170 thousand in our sourcing expense area due to our increased outsourcing activities as we have transitioned to a 100% outsourced model.
The aggregate net reduction in our consolidated SG&A expenses resulted from the full year’s benefit of operating our business under the new model. As noted previously, going forward, we do not anticipate significant variations in our consolidated SG&A expenses from what we reported for fiscal 2005.
Consolidated restructuring charges and adjustments recognized in fiscal 2005 amounted to $1.6 million compared with $17.3 million recognized as restructuring and asset impairment charges and adjustments in fiscal 2004. During fiscal 2005, we did not engage in any new restructuring activities. Restructuring charges and adjustments incurred during fiscal 2005 represent essentially an ongoing lease commitment associated with our former distribution facility in Mexico and other exit costs, such as payroll expenses, professional fees, and insurance expenses related to our restructuring actions taken during fiscal 2004. As previously reported, the fiscal 2004 charges to earnings primarily included: $7.1 million in asset impairment charges, of which $4.2 million were impairment charges on our property, plant and equipment and approximately $2.7 million were impairment costs related to the unamortized duty acceleration balance, as discussed under the “Acceleration of NAFTA Tariff Reductions” section below. During fiscal 2004, we also reported $4.2 million for employee separation costs; $3.3 million in non-cancelable lease costs; and $2.7 million reported in other exit costs, such as manufacturing patents and unamortized duty acceleration costs, resulting from our restructuring actions taken during that fiscal year. See also Note (15) of the Notes to Consolidated Financial Statements.
Consolidated net interest expense decreased in fiscal 2005 to $900 thousand from $1.3 million a year ago. The daily average borrowings outstanding under our previous CIT Facility and the current CIT ABL Facility was approximately $7.6 million in fiscal 2005, compared to $16.3 million in fiscal 2004 under our CIT Facility and other lines of credit with our former primary lenders. The year-on-year decrease of $8.7 million in our daily average borrowings outstanding reflects the favorable impact of the changes made to our business model and the operating results achieved in fiscal 2005. The weighted-average interest rate on short-term borrowings during fiscal 2005 increased to 7.7 percent from 5.2 percent a year ago, reflecting the net effect of the increase in market rates.
Our consolidated operating results from continuing operations for fiscal 2005 clearly reflect the favorable results of most of our initiatives undertaken since we implemented the current operating model in early fiscal 2004. The pre-tax profit from continuing operations increased to $8.1 million in fiscal 2005 from a pre-tax loss of $20.1 million a year earlier. We recognized a tax expense of $112 thousand primarily related to the alternative minimum corporate income tax rules under U.S. Federal income tax law. In fiscal 2004, our tax expense was approximately $123 thousand, representing primarily foreign taxes incurred by our subsidiaries in Mexico throughout most of fiscal 2004. See also Note (7) of the Notes to Consolidated Financial Statements.
Our net profit from continuing operations was nearly $8.0 million in fiscal 2005 as compared to the $20.2 million loss from continuing operations a year earlier.
During fiscal 2005, we received $90 thousand, net of $2 thousand income tax, as royalty payments from the buyer of our former Vesture subsidiary. These payments were made under the agreement related to the sale of our former thermal product business. During fiscal 2004, we received from Vesture’s buyer $334 thousand mainly related to the promissory note as final payment on the earlier sale of that business. We recorded both payments as part of our discontinued operations. Beyond the provisions involved in the sale agreement, we do not have any continuing involvement in the thermal product business.
For fiscal 2005, we reported consolidated net earnings of $8.0 million or $0.79 per diluted share, compared to a consolidated net loss of $19.9 million or $2.02 per diluted share in fiscal 2004.
Fiscal 2004 Results Compared With Fiscal 2003

During fiscal 2004, consolidated net sales from continuing operations totaled $104.4 million, a decrease of approximately 15.2 percent from fiscal 2003. Net sales for Barry Comfort North America decreased 15.5 percent in fiscal 2004 to $96.3 million from $113.9 million in fiscal 2003. The decrease in net sales for Barry Comfort North America occurred principally among our department store customers and reflected in part the initiatives undertaken in fiscal 2004 to build a new operating model by simplifying our product offering and servicing a core of key customers profitably. The decrease in net sales was also due to the negative impact of customer concerns regarding our liquidity challenges in early 2004, their adverse reaction to our more restrictive returns policy, and competition from in-store private label programs.
Net sales for Barry Comfort Europe decreased to $8.1 million in fiscal 2004 from $9.3 million for the same period a year earlier. The decrease in net sales in Europe was primarily due to a reduction of business within the export channels of our Fargeot subsidiary. This decrease primarily resulted from the strengthening of the Euro currency in fiscal 2004 as compared to the dollar and other world currencies.
Consolidated gross profit in fiscal 2004 decreased to approximately $37.3 million from $42.7 million in fiscal 2003. Consolidated gross profit as a percent of net sales increased to 35.8 percent in fiscal 2004, compared to 34.7 percent in fiscal 2003. The increase in gross profit as a percent of net sales was due primarily to the benefit of lower cost purchases from third-party suppliers of outsourced goods. The benefit of lower cost purchases began to reflect itself during the second half of the year and even more so in the last quarter of fiscal 2004.
Consolidated SG&A expenses declined by $9 million in fiscal 2004 to $39.2 million, compared with $48.2 million in fiscal 2003. The decrease occurred primarily in three of our key business expense areas noted as follows. First, approximately $3.6 million of the total year-on-year reduction in SG&A expenses occurred in our selling and marketing expense areas and was consistent with our new operating business model to be more customer-specific in our selling activities. Second, approximately $3.4 million of the decline in SG&A expenses from fiscal 2003 was related to our closing of the support operations office in San Antonio, Texas. Lastly, approximately $1.8 million of the reduction in SG&A expenses was in shipping expenses and was also the result of our overall decision to exit manufacturing, distribution, and operations support activities in Mexico and Laredo, Texas.
Consolidated restructuring and asset impairment charges recognized in fiscal 2004 amounted to $17.3 million compared with $2.6 million recognized in fiscal 2003. The significant increase in restructuring and asset impairment charges resulted primarily from the initiatives undertaken in fiscal 2004 to close all manufacturing and distribution facilities in Mexico and Laredo, Texas. These charges primarily included approximately $7.1 million in asset impairment charges, of which $4.2 million were impairment charges on our property, plant and equipment and approximately $2.7 million were impairment costs related to the unamortized duty acceleration balance, as discussed under the “Acceleration of NAFTA Tariff Reductions” section below. Furthermore, the fiscal 2004 restructuring and asset impairment charges included about $4.2 million for employee separation costs; approximately $3.3 million in non-cancelable lease costs; and

approximately $2.7 million reported in other exit costs. See also Note (15) of the Notes to Consolidated Financial Statements.
Consolidated net interest expense decreased slightly in fiscal 2004 to $1.3 million from $1.4 million in fiscal 2003. The daily average seasonal borrowings outstanding under the CIT Facility and the credit agreements with Huntington and Metropolitan decreased to $16.3 million in fiscal 2004 from $19.5 million in fiscal 2003 under those credit agreements. The weighted-average interest rate on short-term borrowings in fiscal 2004 increased to 5.2 percent from 3.9 percent in fiscal 2003, reflecting a general increase in market rates and the change in our lending arrangements with CIT.
Our consolidated operating results from continuing operations for fiscal 2004 reflected the results of several initiatives to develop and establish a new operating model. Our business model transformation clearly came at a substantial cost in both dollars and human resources. The pre-tax loss from continuing operations increased to $20.1 million in fiscal 2004 from a pre-tax loss of $9.3 million a year earlier. We recognized a tax expense of $123 thousand, primarily foreign taxes incurred by our subsidiaries in Mexico through most of fiscal 2004. In fiscal 2003, our tax expense was approximately $10.1 million and was mostly related to the valuation allowance established in that year against the deferred tax assets. See also Note (7) of the Notes to Consolidated Financial Statements.
Our net loss from continuing operations was $20.2 million in fiscal 2004 as compared to $19.4 million loss from continuing operations a year earlier.
During fiscal 2004, we received from Vesture’s buyer $334 thousand mainly related to the promissory note as final payment on the earlier sale of that business. During fiscal 2003, we reported a net loss from discontinued operations of approximately $2.3 million.
Including earnings from discontinued operations, we reported a consolidated net loss of $19.9 million in fiscal 2004 or $2.02 per diluted share compared with a consolidated net loss of $21.7 million or $2.21 per diluted share a year earlier.
Other Matters Relevant to Financial Condition and Results of Operations
Acceleration of NAFTA Tariff Reductions
As previously reported, we discontinued our manufacturing operations in Mexico during the first quarter of fiscal 2004. In that year, we recognized as an asset impairment loss the unamortized balance of $2.7 million, which represented the remaining balance of the costs associated with the agreement to pay two consulting firms for their successful efforts in eliminating duties imposed on slippers imported from Mexico. See also Note (15) of the Notes to Consolidated Financial Statements.
Foreign Currency Risk

Substantially all of our sales were conducted in North America and denominated in US Dollars during fiscal 2005. For any significant sales transactions denominated in other than US Dollars, our established policy guidelines require us to hedge against currency exposure on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. At the end of fiscal 2005 and fiscal 2004, there were no such foreign exchange contracts outstanding.
Most of our product is purchased from third-party manufacturers in China. While our purchases are contracted in US Dollars, should there be a change in the valuation of the Chinese Renminbi, the cost structure of our suppliers could change. A revaluation of the Renminbi could result in an increase in the costs of our products, depending mostly upon the competitive environment and the availability of alternative suppliers.
License Agreement for European Distribution
Early in fiscal 2003, we entered into a five-year licensing agreement for the sale and marketing of our slipper products with a British footwear and apparel firm. This distributor-type license agreement allows us to continue servicing the at-home footwear market in Europe without incurring overhead costs. We do not expect the annual royalty fees resulting from this agreement to be significant to the overall operations of our business. We reported $385 thousand, $419 thousand and $151 thousand for fiscal 2005, fiscal 2004 and fiscal 2003, respectively, as royalty payments related to this licensing agreement.
We continue to maintain our Fargeot footwear subsidiary, which operates in southern France. Fargeot is not part of this license agreement.
“30-day Letter” from the Internal Revenue Service
On June 8, 2004, we received a “30-day letter” from the Internal Revenue Service (“IRS”) proposing certain adjustments, which, if sustained, would result in an additional tax obligation approximating $4.0 million plus interest. The proposed adjustments relate to the years 1998 through 2002. Substantially all of the proposed adjustments relate to the timing of certain deductions taken during that period. On July 7, 2004, we submitted to the IRS a letter protesting the proposed adjustments and reiterating our position. In March 2005, the IRS requested and we consented to an extension of the statute of limitations to December 31, 2006.
On September 21, 2005, representatives from the Company met with the IRS Appeals Officer (“IRS Officer”); and after reviewing the facts and arguments of this case, the IRS Officer requested additional information to support our position. In December 2005, additional information was provided to the IRS Officer. On March 8, 2006, we were notified of a letter from the IRS in which the IRS Officer requested additional information and evidence to support the timing of our deductions taken during the period noted above. We intend to meet with the IRS Officer to provide and discuss the requested information. As previously reported, we intend to vigorously contest the proposed adjustments. In our opinion, the resolution of these matters is not expected to have a material effect on our financial position or results of operations.

Forward-looking Statements
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:
Some of the disclosure in this annual report represents forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” or similar words. These statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, are based upon our current plans and strategies and reflect our current assessment of the risks and uncertainties related to our business. You should read the disclosure that contains forward-looking statements carefully because these statements (1) discuss our future expectations; (2) contain projections of our future results of operations or of our future financial condition; or (3) state other “forward-looking” information. The risk factors described below, as well as any other cautionary language in this annual report, give examples of the types of uncertainties that may cause our actual performance to differ materially from the expectations we describe in our forward-looking statements. You should know that, if the events described in this section and elsewhere in this annual report occur, they could have a material adverse effect on our business, operating results and financial condition.
Risk Factors
There are certain risks and uncertainties in our business that could cause our actual results to differ materially from those anticipated. The following risk factors should be read carefully in connection with evaluating our business and in connection with the forward-looking statements contained in this annual report. Any of these risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made.
Our business is dependent on our ability to continue sourcing products from outside North America.
We do not own or operate any manufacturing facilities and depend upon independent third parties to manufacture all of our products. During fiscal 2005, 100% of our products were manufactured in China. The inability of our Chinese manufacturers to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss customer delivery date requirements and could result in cancellation of orders, refusals to accept deliveries, or harm to our ongoing business relationships. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in the quality of the products produced by our Chinese manufacturers could be detrimental not only to a particular order but to future relationships with our customers.
We compete with other companies for the production capacity of our manufacturers. Some of these competitors have greater financial and other resources than we have and may have an advantage in the competition for production from these manufacturers. If we experience a significant increase in demand for our products or if one of our existing manufacturers must be replaced, we may have to find additional third party manufacturing capacity. There can be no assurance that this additional capacity will be available when required or will be available on terms that are similar to the terms that we have with our existing manufacturers or that are otherwise acceptable to us. If it is necessary for us to replace one or more of our manufacturers, particularly one that we rely on for a substantial portion of our products, we may experience an adverse financial or operational impact, such as increased costs for replacement manufacturing capacity or delays in distribution and delivery of our products to our customers, which could cause us to lose customers or revenues because of late shipments.
Our international manufacturing and distribution operations are subject to the risks of doing business abroad.
We currently purchase all of our products from overseas, specifically China, and we expect to do so in the future. We also currently market our products in several countries throughout the world, primarily Western Europe. This international sourcing and distribution subjects us to the risks of doing business abroad. These risks include:
•	the impact on product development, sourcing or manufacturing as a result of public health risks, particularly the potential impact of an outbreak of SARs or bird flu in China or other countries where we obtain or market our products;

•	acts of war and terrorism;

•	social and political disturbances and instability and similar events;

•	strikes or other labor disputes;

•	export duties, import controls, tariffs, quotas and other trade barriers;

•	shipping and transport problems;

•	fluctuations in currency values; and

•	general economic conditions in overseas markets.
Because we completely rely on Chinese manufacturers for our products, any disruption in our relationships with these manufacturers could adversely affect our operations. While we believe these relationships are strong, if trade relations between the United States and China deteriorate or are threatened by instability, our business could be adversely affected. Although we believe that we could find alternative manufacturing sources, there can be no assurance that these sources would be available on terms that are favorable to us or comparable to those with our current manufacturers. Further, a material change in the valuation of the Chinese currency could adversely impact our product cost, resulting in a negative impact on our results of operations.
Loss of customers could have a material adverse effect on us and our success is dependent on the success of our customers.
Our two largest customers, Wal-Mart Stores, Inc. and its affiliates and J. C. Penney Company, Inc., accounted for over 40% of our consolidated net sales in fiscal 2005. In the event that either of these customers reduces or discontinues its product purchases from us, it would adversely affect our operations. Additionally, in recent years, several major department stores have experienced consolidation and ownership changes. In the future, retailers may undergo changes that could decrease the number of stores that carry our products, which could adversely affect our results.
Our success is also impacted by the financial results and success of our customers. If any of our major customers, or a substantial portion of our customers generally, experiences a significant downturn in its business, fails to remain committed to our products or brands or realigns its affiliations with its suppliers, then these customers may reduce or discontinue purchases from us which could have a material adverse affect on our business, results of operations and financial condition. We are also subject to the buying plans of our customers and if our customers do not inform us of changes in their buying plans until it is too late for us to make necessary adjustments to our product lines, we may be adversely affected. We do not have long-term contracts with our customers and sales normally occur on an order-by-order basis. As a result, customers can generally terminate their relationship with us at any time.
The footwear industry is highly competitive.
The footwear business is a highly competitive business and if we fail to compete effectively, we may lose market position. We operate in a relatively small segment of the overall footwear industry, supplying comfort footwear for use at- and around-the-home. We believe that we are the world’s largest marketer of comfort footwear for use at- and around-the-home. However, this is a very small component of the overall footwear industry. In recent years, companies that are engaged in other areas of the footwear industry and apparel companies have begun to provide at- and around-the-home comfort footwear, and many of these competitors have substantially greater financial, distribution and marketing resources than we do. The primary methods of competition in our industry include product design, product performance, quality, brand image, price, marketing and promotion and our ability to meet delivery commitments to retailers obtaining access to retail outlets. A major marketing or promotional success or a technical innovation by one of our competitors could adversely impact our competitive position.
Our business is subject to consumer preferences, and unanticipated shifts in tastes or styles could adversely affect our sales and results of operations.
The comfort footwear industry is subject to rapid changes in consumer preferences. Our performance may be hurt by our competitors’ product development, sourcing, pricing and innovation as well as general changes in consumer taste and preferences. The footwear industry is generally also subject to sudden shifts in consumer spending, and a reduction in such spending could adversely affect our results of operations. Consumer spending may be influenced by the amount of the consumer’s disposable income, which may fluctuate based on a number of factors, including general economic conditions, consumer confidence and business conditions. Further, consumer acceptance of new products may fall below expectations and may result in excess inventories or the delay of the launch of new product lines.

If we inaccurately forecast consumer demand, we may experience difficulties in handling consumer orders or liquidating excess inventories and results of operations may be adversely affected.
Our industry has relatively long lead times for the design and manufacture of products. Consequently, we must commit to production in advance of orders based on our forecast of consumer demands. If we fail to forecast consumer demand accurately, we may under- or over-source a product and encounter difficulty in handling customer orders or liquidating excess inventory and we may have to sell excess inventory at a reduced cost. Further, due to the fashion oriented nature of our business, rapid changes in consumer preferences lead to an increased risk of inventory obsolescence. Write-downs of excess inventories have materially impaired our financial position in the past. While we believe we have successfully managed this risk in recent years and believe we can successfully manage it in the future, our operating results will suffer if we are unable to do so.
We rely on distribution centers to store and distribute our product and if there is a natural disaster or other serious disruption in any of these facilities or methods of transport, we may be unable to effectively deliver product to our customers.
We rely on distribution centers in San Angelo, Texas and in Thiviers, France, as well as third-party logistics providers located on the United States West Coast, to store our products prior to distribution to our customers. A natural disaster or other serious disruption at these facilities due to fire, earthquake, flood, terrorist attack, or any other cause could damage a portion of our inventory or impair our ability to timely deliver our product to our customers and could negatively impact our operating results. Although we have insured our warehoused inventory at its wholesale value, our insurance does not protect against losses due to transport difficulties, cancelled orders or damaged customer relationships that could result from a major disruption at these facilities.
Further, we are dependent on methods of transport to move our products to and from these facilities. Circumstances may arise where we are unable to find available or reasonably priced shipping to the United States or Europe from our manufacturers in China or road and rail transport within the United States, Europe and Canada to our customers. If methods of transport are disrupted or if costs increase sharply or suddenly, we may not be able to affordably or timely deliver our products to our customers and our results of operations may be adversely affected.
Fluctuations in the price, availability, and quality of raw materials could cause delay and increase costs.
Fluctuations in the price, availability and quality of the raw materials used in the manufacture of our products could have a material adverse effect on the cost of our sales or our ability to meet customer demands. Price and availability of raw materials may fluctuate significantly depending on many factors, including crop yields and weather patterns and currency value fluctuations. If our suppliers are unable to obtain raw materials or if they are available only at inflated rates, our suppliers may not be able to deliver our products in sufficient quantities or at expected cost, which could adversely affect our operations.
The seasonal nature of our business makes management more difficult, and severely reduces cash flow and liquidity during certain parts of the year.
Our business is highly seasonal and much of the results of our operations are dependent on strong performance during the last six months of the year, particularly the holiday selling season. The majority of our marketing and sales activities take place at showings in the spring and fall. Our inventory is largest in the early fall to support our customers’ requirements for the fall and holiday selling seasons. Historically, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and through the holidays in any year could have a material adverse effect on the results of our operations for the year. We can offer no assurance that the seasonal nature of our business will diminish in the future.
We must satisfy minimum covenants regarding our financial condition in order to be able to borrow under our credit facility.
Our current credit facility contains certain minimum covenants regarding our financial condition and financial performance. While we believe that we can continue to comply with these covenants during fiscal 2006, our ability to do so assumes that the cost benefits of our current business model continue, we experience no major loss of customers or loss of business from existing customers, and that we are able to source produce without incurring substantial unplanned costs. In the event that we are unable to do any of these things, we may no longer be able to comply with the financial covenants of our credit facility and our ability to borrow under the facility could be restricted, adversely affecting our operations.
We depend on retaining qualified personnel whose loss would adversely impact our business.
Our success is largely dependent on the efforts of certain key executives. We have hired Greg Tunney as President and Chief Operating Officer. Mr. Tunney will also assume the responsibilities of the Chief Executive Officer upon the departure of our current Chief Executive Officer, Thomas Von Lehman, who will be leaving us sometime before August 7, 2006. Our ability to successfully manage the succession of our senior management may affect our business and operations. Although we have entered into employment agreements with our executive officers, they have specific skills that are in demand and the loss of their services would adversely affect our operations.
If our dispute with the IRS is resolved unfavorably to us, we may incur a substantial liability.
We are currently disputing proposed adjustments by the IRS, which, if sustained, would result in us owing an additional tax obligation of approximately $4 million for tax years 1998 through 2002. Substantially all of the proposed adjustments relate to the timing of certain deductions taken during the period. Although we believe that the resolution of this dispute will not have a material effect on the Company, there is a possibility that we could incur a substantial liability. We are vigorously contesting the proposed adjustments.
If we are unable to successfully finalize the exiting of an ongoing lease obligation in Mexico, we may incur unplanned costs or difficulties.
We previously operated a distribution facility in Mexico. In the third quarter of fiscal 2004, this operation was shut down. However we continue to have a lease obligation for this former distribution facility. In the fall of 2005, in order to prompt the landlord to engage in serious negotiations to terminate the lease, we chose to delay making payments required under the lease and the guarantee agreement, giving rise to an event of default. On November 10, 2005, the landlord under the lease sued us in United States District Court in Texas alleging breach of the guarantee agreement. The relief sought by the landlord is the acceleration of all of the rent payable over the remaining term of the lease, which is approximately $5.8 million. We have cured all defaults under the lease and are current on all required payments under the terms of the lease. Although we do not dispute the fact that a breach of the guarantee agreement occurred, we intend to vigorously dispute the remedy sought and the amount of damages claimed in the suit. If we are unable to resolve this litigation and exit this lease obligation without incurring unforeseen costs or difficulties, our operating results may be adversely impacted.
Future sales of our common shares or other securities may dilute the value of our common shares.
In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue additional common shares, including common shares authorized for issuance under our 2005 Long-Term Incentive Plan. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common shares.
Management’s accounting policies and methods are the basis of how we report our financial condition and results of operations, and these policies and methods may require management to make estimates about matters that are inherently uncertain.
Management’s accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in reporting materially different amounts than would have been reported under a different alternative.

Management has identified several accounting policies as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Because of the inherent uncertainty of estimates about these matters, no assurance can be given that the application of alternative policies or methods might not result in our reporting materially different amounts.
We may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operation.
We may be involved from time to time in a variety of litigation arising out of our business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operation. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.
Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.
As part of our business, we collect, process and retain sensitive and confidential client and customer information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by us or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

Our organizational documents may have the effect of discouraging a third party from acquiring us by means of a tender offer, proxy contest or otherwise.
Our articles of incorporation and code of regulations contain provisions that make it more difficult for a third party to gain control or acquire us without the consent of our Board of Directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions. These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.
Terrorism, acts of war or international conflicts could have a material adverse effect on our financial condition and results of operations.
Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the United States and other governments in response to such events could negatively impact general business and economic conditions in the United States. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, our financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm our business and results of operations in ways that cannot presently be predicted.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2005 and January 1, 2005
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
R. G. Barry Corporation:
We have audited the accompanying consolidated balance sheets of R. G. Barry Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. G. Barry Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.
KPMG LLP

Columbus, Ohio
February 24, 2006, except as to
          paragraph number 7 of Note 7,
          which is as of March 8, 2006

R. G. BARRY CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005 and January 1, 2005
(in thousands)

	December 31,	January 1,
	2005	2005
Assets

Current assets:
Cash	$3,529	958
Accounts receivable:
Trade (less allowance for doubtful receivables, returns and promotions of $14,002 and $12,095, respectively)	11,706	9,244
Other	314	897
Inventory	19,081	20,192
Prepaid expenses	1,361	1,791
Assets held for disposal	75	144

Total current assets	36,066	33,226

Property, plant and equipment, at cost	11,017	13,705
Less accumulated depreciation and amortization	8,646	10,987

Net property, plant and equipment	2,371	2,718

Other assets	3,394	3,148

Total assets	$41,831	39,092

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term notes payable	$2,537	4,901
Current installments of long-term debt	446	1,721
Accounts payable	4,996	5,200
Accrued expenses	7,369	6,387

Total current liabilities	15,348	18,209

Accrued retirement cost, excluding current liability	13,942	14,304
Long-term debt, excluding current installments	533	479
Other	899	1,122

Total liabilities	30,722	34,114

Shareholders’ equity:
Preferred shares, $1 par value per share. Authorized 3,775 Class A shares, 225 Series I Junior Participating Class A shares, and 1,000 Class B shares; none issued	—	—
Common shares, $1 par value per share. Authorized 22,500 shares; issued and outstanding 9,920 and 9,836 shares, respectively (excluding treasury shares of 910)	9,920	9,836
Additional capital in excess of par value	13,041	12,851
Deferred compensation	—	(19)
Accumulated other comprehensive loss	(6,191)	(3,981)
Retained deficit	(5,661)	(13,709)

Net shareholders’ equity	11,109	4,978

Total liabilities and net shareholders’ equity	$41,831	39,092

See accompanying notes to consolidated financial statements.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
Fiscal years ended December 31, 2005
January 1, 2005, and January 3, 2004
(in thousands, except per share data)

	2005	2004	2003
Net sales	$105,488	104,404	123,137
Cost of sales	61,219	67,065	80,427

Gross profit	44,269	37,339	42,710
Selling, general and administrative expenses	34,077	39,200	48,163
Restructuring and asset impairment charges	1,619	17,341	2,563

Operating profit (loss)	8,573	(19,202)	(8,016)
Other income	385	419	151
Interest expense	(888)	(1,292)	(1,418)

Income (loss) from continuing operations, before income tax and minority interest	8,070	(20,075)	(9,283)
Income tax expense	112	123	10,096
Minority interest in income of consolidated subsidiaries, net of tax	—	(1)	(17)

Earnings (loss) from continuing operations	$7,958	(20,199)	(19,396)
Earnings (loss) from discontinued operations, net of income taxes (including a $223 loss on disposal in 2003)	90	334	(2,310)

Net earnings (loss)	$8,048	(19,865)	(21,706)

Earnings (loss) per common share: continuing operations
Basic	$0.81	(2.05)	(1.97)

Diluted	$0.78	(2.05)	(1.97)

Earnings (loss) per common share: discontinued operations
Basic	$0.01	0.03	(0.24)

Diluted	$0.01	0.03	(0.24)

Earnings (loss) per common share: total
Basic	$0.82	(2.02)	(2.21)

Diluted	$0.79	(2.02)	(2.21)

Average number of shares outstanding
Basic	9,869	9,839	9,823

Diluted	10,148	9,839	9,823

See accompanying notes to consolidated financial statements.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
Fiscal years ended December 31, 2005
January 1, 2005, and January 3, 2004
(in thousands)

		Additional		Accumulated
		capital in	Deferred	other	Retained	Net
	Common	excess of	compen-	comprehensive	earnings	shareholders’
	shares	par value	sation	income (loss)	(deficit)	equity
Balance at December 28, 2002	$9,806	12,791	(200)	(3,071)	27,862	47,188

Comprehensive loss:
Net loss	—	—	—	—	(21,706)	(21,706)
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	231	—	231
Pension liability adjustment	—	—	—	(530)	—	(530)

Total comprehensive loss	—	—	—	—	—	(22,005)
Amortization of deferred compensation	—	—	116	—	—	116
Stock options exercised	28	60	—	—	—	88

Balance at January 3, 2004	$9,834	12,851	(84)	(3,370)	6,156	25,387
Comprehensive loss:
Net loss	—	—	—	—	(19,865)	(19,865)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(14)	—	(14)
Pension liability adjustment	—	—	—	(597)	—	(597)

Total comprehensive loss	—	—	—	—	—	(20,476)
Amortization of deferred compensation	—	—	65	—	—	65
Stock options exercised	2	—	—	—	—	2

Balance at January 1, 2005	$9,836	12,851	(19)	(3,981)	(13,709)	4,978
Comprehensive income:
Net earnings	—	—	—	—	8,048	8,048
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(205)	—	(205)
Pension liability adjustment	—	—	—	(2,005)	—	(2,005)

Total comprehensive income	—	—	—	—	—	5,838
Amortization/adjustment of deferred compensation	—	(16)	19	—	—	3
Stock options exercised	84	206	—	—	—	290

Balance at December 31, 2005	$9,920	13,041	—	(6,191)	(5,661)	11,109

See accompanying notes to consolidated financial statements.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Fiscal years ended December 31, 2005
January 1, 2005 and January 3, 2004
(in thousands)

	2005	2004	2003
Operating activities:
Net earnings (loss)	$8,048	(19,865)	(21,706)
Net earnings (loss) from discontinued operations, net of income taxes	90	334	(2,310)

Earnings (loss) from continuing operations	7,958	(20,199)	(19,396)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	590	1,336	1,762
Deferred income tax and valuation adjustment expense	—	—	9,841
Restructuring and impairment non-cash losses	—	7,156	—
Loss on disposal of property, plant and equipment	185	26	390
Impairment loss on goodwill	—	—	2,363
Amortization of deferred compensation	3	65	116
Minority interest in income of consolidated subsidiaries, net of tax	—	1	17
Changes in:
Accounts receivable	(2,061)	(2,850)	3,463
Inventory	846	12,778	(212)
Recoverable income taxes	—	—	4,934
Prepaid expenses and other assets	246	836	(2,147)
Accounts payable	(114)	(2,128)	(3,192)
Accrued expenses	1,025	(972)	(2,166)
Accrued retirement cost, net	(2,366)	1,235	1,172
Other liabilities	(223)	169	(1,049)

Net cash provided by (used in) continuing operations	6,089	(2,547)	(4,104)

Net cash provided by (used in) discontinued operations	90	(216)	1,144

Net cash provided by (used in) operating activities	6,179	(2,763)	(2,960)

Investing activities:
Purchase of property, plant, and equipment	(478)	(122)	(1,662)
Proceeds from disposal of property, plant, and equipment	7	965	1,168

Net cash provided by (used in) investing activities	(471)	843	(494)

Financing activities:
Additions to short-term and long-term debt	495	2,538	2,000
Repayments of short-term and long-term debt	(3,914)	(1,683)	(3,546)
Proceeds from shares issued	290	2	88

Net cash provided by (used in) financing activities	(3,129)	857	(1,458)

Effect of exchange rates on cash	(8)	9	43

Net increase (decrease) in cash	2,571	(1,054)	(4,869)
Cash at beginning of year	958	2,012	6,881

Cash at end of year	$3,529	958	2,012

Supplemental cash flow disclosures:
Interest paid	$888	1,199	1,526
Income taxes paid (recovered), net	—	28	(4,644)

See accompanying notes to consolidated financial statements.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(1) Summary of Significant Accounting Policies
(a)	Principal Business Activity

R. G. Barry Corporation (“R.G. Barry”), an Ohio corporation, is engaged in designing, marketing, purchasing, and distributing comfort footwear for at- and around-the-home. R.G. Barry’s products are sold predominantly in North America through department stores, chain stores, and mass merchandisers channels of distribution.

In 1999, R.G. Barry acquired an 80% ownership in Escapade S. A. and its Fargeot et Compagnie, S. A. subsidiary, a French footwear operation, (collectively, “Fargeot”). Late in 2004, the minority interest owner in Fargeot exercised his put option to sell the remaining 20% ownership to R.G. Barry. As a result of this action, the fair value of Fargeot’s assets acquired less the liabilities assumed exceeded the acquisition cost (“negative goodwill”) by $100 on the elimination of the minority interest. After determining that no impairment loss existed based on estimates using projected net present value of cash flows, negative goodwill was applied as a proportional offset to the carrying book basis of property, plant, and equipment assets of the subsidiary. The treatment of negative goodwill on this step acquisition is pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations.

The fiscal year of R.G. Barry and its subsidiaries (collectively, the “Company”) is a fifty-two or fifty-three week period (“fiscal year”), ending annually on the Saturday nearest December 31. Fiscal 2005 and 2004 were each comprised of fifty-two week periods that ended on December 31, 2005 (“fiscal 2005”), and January 1, 2005 (“fiscal 2004”), respectively; while fiscal 2003 was a fifty-three week period ending on January 3, 2004 (“fiscal 2003”).

(b)	Principles of Consolidation

The consolidated financial statements (“financial statements”) include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% related to Fargeot existed through the end of November 2004. The minority interest in Fargeot is presented on an after-tax basis in the Company’s financial statements as of the end of fiscal 2004.

(c)	Use of Estimates

The Company’s financial statements have been prepared in conformity with the United States (“U.S.”) generally accepted accounting principles (“GAAP”), and accordingly, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(d)	Cash

The Company considers deposits with banks and other financial institutions, which are accessible at any time without prior notice or penalty, to be cash. The Company reported $3,529 and $958 as cash at the end of fiscal 2005 and fiscal 2004, respectively. Of these amounts, R.G. Barry held $2,823 and $0, respectively, with its primary lender.

(e)	Inventory

Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis (see Note 2).

(f)	Depreciation and Amortization

Depreciation and amortization expense has been computed substantially using the straight-line method over the estimated useful lives of the assets.

(g)	Goodwill

Goodwill is the excess of purchase price over fair value of identifiable net assets acquired and is governed by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill be reviewed for impairment at adoption and at least annually thereafter.

As a consequence of changes occurring throughout R.G. Barry during fiscal 2003, management reassessed the value of the present and projected long-term business environment for its then 80% owned Fargeot subsidiary and determined that the goodwill value related to the purchase of this subsidiary was impaired. In making this determination, the Company approximated fair value through the use of projected future cash flows and net present value analysis for this business unit. Accordingly, the Company recorded an impairment loss of $2,363 in fiscal 2003.

No goodwill existed during fiscal 2005 or fiscal 2004 and, accordingly, no annual evaluation was necessary.

(h)	Trademarks and Patents

The Company incurs costs in obtaining and perfecting trademarks and patents related to its products and production related processes. These costs are generally amortized over a period subsequent to acquisition not to exceed 5 years and are evaluated for impairment on an annual basis as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(i)	Revenue Recognition

The Company recognizes revenue when goods are shipped from its warehouses and other third party distribution locations, at which point the Company’s customers take ownership and assume risk of loss; and collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. In certain circumstances, R.G. Barry sells goods to its customers under special arrangements, which essentially provide for return privileges; as well as discounts, promotion and other sales incentives. When selling under these special arrangements, R.G. Barry reduces its measurement of revenue by the estimated cost of potential future returns and allowable retailer promotions and sales incentives. R.G. Barry bases its estimates for sales returns and promotion and sales incentive allowances on current and historical trends and experience.

(j)	Distribution and Warehousing Costs

Distribution and warehousing costs for finished product, including occupancy costs, are classified within selling, general and administrative expenses in the consolidated statements of operations (“statements of operations”). These costs amounted to $7,670, $11,328, and $13,481 for fiscal 2005, fiscal 2004 and fiscal 2003, respectively.

(k)	Advertising and Promotion

The Company has traditionally used a variety of programs to advertise and promote the sale of its products and has expensed the costs of these programs as incurred. For fiscal 2005, fiscal 2004 and fiscal 2003, advertising and promotion expenses in continuing operations of $2,182, $1,928, and $2,677, respectively, have been reported in selling, general and administrative expenses in the consolidated statements of operations.

(l)	Income Taxes

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

In assessing the realizability of deferred tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income or with any applicable net operating loss carryforward period thereafter, during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred items, projected future taxable income, and tax planning strategies in making this assessment.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(m)	Per-Share Information

Basic earnings or loss per common share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share include the weighted average common shares outstanding, as well as, when their effect is dilutive, potential common shares consisting of certain common shares subject to stock options and the employee stock purchase plan. Diluted loss per common share does not include the impact of potential common shares due to the antidilutive effect of these instruments.

(n)	Comprehensive Income (Loss)

Comprehensive income (loss) consists of net earnings (loss), foreign currency translation adjustments and pension liability adjustments and are presented in the consolidated statements of shareholders’ equity and comprehensive income (loss).

(o)	Translation of Foreign Currency Financial Statements

Assets and liabilities of foreign operations have been translated into U.S. dollars at the applicable rates of exchange in effect at the end of each period. Revenues, expenses, and cash flows have been translated at the applicable weighted average rates of exchange in effect during each period.

(p)	Shareholders’ Equity

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in annual and interim financial statements about the method of accounting for stock-based compensation and the effect in measuring compensation expense.

As approved by R.G. Barry’s shareholders at the 2005 Annual Meeting of Shareholders held on May 20, 2005, the 2005 Long-Term Incentive Plan (the “2005 Plan”) is the only equity-based compensation plan under which future awards may be made to employees of the Company and non-employee directors of R.G. Barry other than the employee stock purchase plan in which employees of the Company may participate (see Note 10). Under the 2005 Plan and previous plans which remained in effect with respect to then outstanding awards following the approval of the 2005 Plan, R.G. Barry has granted incentive stock options and nonqualified stock options, exercisable for periods of up to 10 years from the date of grant at prices not less than fair market value of the underlying common shares at the date of grant.

The Company has elected to use the intrinsic value method in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, to apply the current accounting rules under Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations, including FASB Interpretation No. 44 (Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25) in accounting for employee stock options. Accordingly, the Company has presented the disclosure only information as required by SFAS No. 123 (see Note 10).

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
Had the Company elected to recognize compensation expense based on the fair value of the stock options granted at the grant date as prescribed by SFAS No. 123, the Company’s net earnings (loss) would approximate the pro forma amounts indicated below for fiscal 2005, fiscal 2004, and fiscal 2003:

	2005	2004	2003

Net earnings (loss), as reported:
Add: stock-based employee compensation expense included in reported net	$8,048	(19,865)	(21,706)
earnings (loss)	3	65	116
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(605)	(745)	(846)

Pro forma	$7,446	(20,545)	(22,436)

Net earnings (loss) per share:
Basic-as reported	$0.82	(2.02)	(2.21)

Basic-pro forma	$0.76	(2.09)	(2.28)

Diluted-as reported	$0.79	(2.02)	(2.21)

Diluted-pro forma	$0.74	(2.09)	(2.28)

Using the Black-Scholes option-pricing model, the per-share, weighted-average fair value of stock options granted during fiscal 2005, fiscal 2004, and fiscal 2003 was $1.95, $1.14, and $1.72, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of December 31, 2005 and January 1, 2005 were:

	2005	2004

Expected dividend yield	0%	0%
Expected volatility	60%	60%
Risk-free interest rate	3.75%	3%
Expected life-ISO grants	5 years	6 years
Expected life-nonqualified grants	3-5 years	2-8 years
(q)	Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable, and accrued expenses, as reported in the financial statements, approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company’s long-term debt is disclosed in Note 5.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(r)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. These assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(s)	Allowances Granted to Resellers

Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), addresses whether consideration from a vendor to a reseller of the vendor’s products is an adjustment of the selling prices of the vendor’s products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense. Application of this EITF pronouncement resulted in a reduction of Company’s net sales of approximately $8,203, $10,534, and $11,055, for fiscal 2005, fiscal 2004, and fiscal 2003, respectively.

(t)	Duty Acceleration Costs Recognition

The Company discontinued its manufacturing operations in Mexico during the first quarter of fiscal 2004. In that fiscal year, the Company recognized as an asset impairment loss the unamortized balance of $2,694, which represented the remaining balance of the costs associated with the agreement to pay two consulting firms for their successful efforts in eliminating duties imposed on slippers imported from Mexico (see Note 15). The last quarterly installment of this obligation was paid on December 1, 2005. In fiscal 2003, the Company recorded as part of cost of sales approximately $1,473, representing that fiscal year’s discounted costs associated with the future payments to the two consulting firms.

(u)	Recently Issued Accounting Standards

In late 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4, and SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. Both standards go into effect for fiscal years beginning after July 15, 2005. The Company does not anticipate that the implementation of either standard will have a material impact on the results of its operations or financial condition. SFAS No. 151 provides specific definition to the term “abnormal costs”, as used in previous accounting standards in inventory reporting under Accounting Research Bulletin No. 43. Such abnormal costs, with specific definitions now provided under the standard, must be recognized as period expense and not included in the valuation of inventory. SFAS No. 153 modifies APB Opinion No. 29 to require the use of fair value of assets exchanged involved in an exchange of productive used assets, and limits the exception to the use of fair value only to situations involving asset exchanges that do not have commercial substance.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
SFAS No. 123 (Revised 2004), Share-Based Payments (“SFAS No. 123R”) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R must be adopted no later than the first interim reporting period of the Company’s first fiscal year beginning on or after June 15, 2005; therefore, the Company has adopted this standard effective on January 1, 2006. The impact of adopting SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. This standard will incorporate into reported results a measure of expense for stock-based compensation. Under this standard, the Company has alternative implementation options as to how to present prior period information, either as restated results on prior interim periods, and/or restatement of prior years, or by reference to prior period proforma footnote disclosures. The Company intends to implement this standard prospectively with reference to prior period proforma disclosures. The Company estimates the adoption of SFAS 123R will result in the recognition of compensation costs for share-based awards of approximately $600 in fiscal year 2006.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaced APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. Effective in fiscal 2006, the Company will follow the guidelines provided in SFAS No. 154 in the event that the Company recognizes that there has been an accounting change or needs to report a correction of an error.
(2) Inventory
     Inventory by category at December 31, 2005, and January 1, 2005 consisted of the following:

	2005	2004

Raw materials	$700	$1,031
Work in process	145	202
Finished goods	18,236	18,959

Total Inventory	$19,081	$20,192

Inventory is presented net of raw material write-downs of $71, and $42 at the end of fiscal 2005 and fiscal 2004, respectively, and finished goods write-downs of $1,358 and $1,515 at the end of fiscal 2005 and fiscal 2004, respectively. Write-downs, recognized as a part of cost of sales for continuing operations, amounted to $1,644, $2,092, and $5,445 in fiscal 2005, fiscal 2004, and fiscal 2003, respectively.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(3)	Property, Plant and Equipment

Property, plant and equipment at cost at December 31, 2005 and January 1, 2005 consisted of the following:

			Estimated
	2005	2004	life in years

Land and improvements	$422	$422	8–15
Buildings and improvements	3,239	3,175	40–50
Machinery and equipment	6,513	7,946	3–10
Leasehold improvements	817	2,162	5–20

Construction in progress	26	—

Total property, plant and equipment	$11,017	$13,705

(4)	Intangible Trademark and Patent Assets

These assets include the following at December 31, 2005 and January 1, 2005:

	2005	2004

Trademarks and patents, at cost	$382	$318
Less accumulated amortization	164	101

Trademarks and patents, net	$218	$217

The Company recognized trademark and patent amortization expense of $64, $75, and $111 in fiscal 2005, fiscal 2004, and fiscal 2003, respectively, and reported it within selling, general, and administrative expenses.
During the first quarter of fiscal 2004 and as a result of its decision to eliminate manufacturing activities, the Company recognized $194 in impairment loss on remaining unamortized manufacturing related patent costs, where no future benefit existed.
Based on the Company’s amortization methods, remaining net trademark and patent costs will be recognized as amortization expense of $71, $63, $44, $27, and $13 in each of the next 5 years, respectively. This Company would accelerate the expensing of these costs should circumstances change and an impairment condition be determined for trademarks or patents that have a remaining value.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(5)	Short-term Notes Payable and Long-term Debt

On March 31, 2005, R.G. Barry entered into a two-year, asset-based lending facility (the “CIT ABL Facility”) with The CIT Group/Commercial Services, Inc. (“CIT”), which replaced a previous financing agreement with the same lender. The CIT ABL Facility is a two-year committed facility under which CIT is obligated to advance R.G. Barry funds so long as R.G. Barry complies with the CIT ABL Facility, including satisfying covenants requiring that R.G. Barry meet various financial condition and financial performance requirements.

Under the CIT ABL Facility, R.G. Barry is required to meet various financial covenants including: (a) minimum Tangible Net Worth (“minimum TNW”) at the end of each fiscal quarter of 2005 and 2006; (b) negative Earnings Before Income Taxes, Depreciation, and Amortization, (excluding certain extraordinary or nonrecurring gains and losses) for the two fiscal quarters ended July 2, 2005, not exceeding a specified level; (c) Minimum Net Availability at the end of each fiscal year beginning in 2005; and (d) a minimum Fixed Charge Coverage Ratio test at the end of fiscal 2005 and each 12-month period ending at the end of each fiscal quarter thereafter. The foregoing capitalized terms are defined in the CIT ABL Facility.

The CIT ABL Facility provides R.G. Barry with advances in a maximum amount equal to the lesser of (a) $35,000 or (b) a Borrowing Base (as defined in the CIT ABL Facility). The Borrowing Base is determined by the agreement and is based primarily on the sum of (i) the amount of 80% of the receivables due under the factoring agreement entering into in connection with the previous CIT financing agreement, if any, and 80% of our total eligible accounts receivable; (ii) the amount of R.G. Barry’s eligible inventory; (iii) a $3,500 overformula availability during the peak borrowing season from April through October; and (iv) a $4,000 million allowance on R.G. Barry’s eligible intellectual property from January 1 to October 31. The CIT ABL Facility includes a $3,000 subfacility for CIT’s guarantee of letters of credit to be issued by letter of credit banks. This amount is counted against the maximum borrowing amount noted above.

Interest on the CIT ABL Facility was initially at a rate per annum equal to the JPMorgan Chase Bank prime rate plus 1%. Since R.G. Barry satisfied the various financial condition and financial requirements as of the end of fiscal 2005, as established in the underlying CIT ABL Facility, the rate per annum will be reduced to the JPMorgan Chase Bank prime rate plus 0.5%, from April 1, 2006 through March 31, 2007. Each month when R.G. Barry’s borrowing needs require inclusion of the $3,500 overformula in the Borrowing Base, the interest rate will be increased by 0.5%. During fiscal 2005, the Company’s borrowing needs did not require R.G. Barry to use any of the $3,500 overformula availability provided for in the CIT ABL Facility. The CIT ABL Facility includes an unused line fee of 0.5% per annum, payable monthly on the unused portion of the $35,000 line. During fiscal 2005, the Company reported approximately $99 of unused line fee expenses.

The first priority liens and mortgage on substantially all of R.G. Barry’s assets, including accounts receivable, inventory, intangibles, equipment, intellectual property, and real estate that secured the previous CIT financing agreement remain in place and have been amended and modified to secure the CIT ABL Facility. In addition, the pledge agreement and the subsidiary guarantees entered into in connection with the previous CIT financing agreement have also been amended to secure the CIT ABL Facility.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
At the end of fiscal 2005, R.G. Barry had approximately $19,700 available under the CIT ABL Facility.
At December 31, 2005, short-term notes payable of $2,537 consisted of $2,200 short-term borrowings against the cash surrender value of life insurance policy loans with an interest rate of 3.25% (see Note 13), and $337 under an unsecured bank overdraft arrangement carried by the French banks of Fargeot with an average rate of 3.27%. No short-term indebtedness was outstanding under the CIT ABL Facility at December 31, 2005. The interest rate applicable to the CIT ABL Facility at December 31, 2005 was 1% over prime, or 8.25%.
At January 1, 2005, short-term notes payable of $4,901 consisted of indebtedness of $1,947 under the previous CIT financing agreement, with an interest rate of 1% over prime, or 6.25%; $2,200 short-term borrowings against the cash surrender value of life insurance policy loans with an interest rate of 3.25%, (see Note 13) and $754 under an unsecured bank overdraft arrangements carried by the French banks of Fargeot with an average interest rate of 3.27%.
As of August 11, 2005, R.G. Barry entered into a new agreement with the mother of its non-executive chairman (“chairman”) whereby she transferred all of her product designs and patent rights to R.G. Barry as of that date for the sum of $600 (see Note 13). As of December 31, 2005 and included in “Other note” below, the Company reported approximately $71 of the outstanding net present value amount as current installments of long-term debt and the remaining $388 as long-term debt associated with the new agreement.
The “Other notes – Fargeot” listed below represent notes issued in January 2000 by Fargeot. These notes require quarterly interest and principal payments, which commenced in 2000 and will end in 2009. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at December 31, 2005, the average interest rate on these notes was 5.5%. The Company reported $375 as current installments of long-term debt and $145 as long-term debt associated with Fargeot’s notes.
The fair value of the Company’s long-term debt is based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowing with similar terms. The fair value of the Company’s long-term debt approximates its carrying value at the end of fiscal 2005 and fiscal 2004.
At January 1, 2005, the Company reported a liability of $1,428, shown as “Subordinated obligation” below, representing the present value, discounted at 8%, of the then remaining quarterly installments related to our previous agreement to pay two consulting firms for their successful efforts in eliminating duties imposed on slippers imported from Mexico. The last quarterly installment of this obligation was paid on December 1, 2005.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
Long-term debt at December 31, 2005 and January 1, 2005 consisted of the following:

	2005	2004

Subordinated obligation	$—	$1,428
Other note	459	—
Other notes – Fargeot	520	772

	979	2,200
Less current installments	446	1,721

Long-term debt, excluding current installments	$533	$479

The aggregate minimum principal maturities of the long-term debt for each of the next six years following December 31, 2005 are as follows:

2006	$446
2007	160
2008	126
2009	104
2010	94
2011	49

$979

The CIT ABL Facility places no restrictions on the Company’s ability to pay cash dividends. The Company last paid cash dividends in 1981 and has no current intention to pay cash dividends.

(6)	Lease Commitments

The Company occupies certain distribution and office sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at December 31, 2005 is as follows:

2006	$1,282
2007	1,157
2008	841
2009	866
2010	892
2011-2015	1,047

$6,085

Substantially all of these operating lease agreements are renewable for periods of 3 to 5 years and require the Company to pay insurance, taxes, and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in fiscal 2005, fiscal 2004, and fiscal 2003, for continuing operations amounted to $1,572, $5,792, and $6,281, respectively.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(7)	Income Taxes

Income tax expense for fiscal 2005, fiscal 2004 and fiscal 2003 consisted of the following:

	2005	2004	2003

Current expense:
Federal	$114	$—	$—
Foreign	—	123	127
State	—	—	128

	114	123	255
Deferred expense	—	—	9,841

Total expense	$114	$123	$10,096

Total expense allocated to discontinued operations	2	—	—

Total expense on continuing operations	$112	$123	$10,096

The differences between income taxes computed by applying the statutory federal income tax rate (34% in fiscal 2005, fiscal 2004, and fiscal 2003) and income tax expense (benefit) in the financial statements are:

	2005	2004	2003

Computed “expected” tax expense (benefit)	$2,775	$(6,712)	$(3,942)
State income taxes expense (benefit), net of federal income tax	454	(586)	83
Foreign income tax rate differences	1	5	(7)
Valuation allowance	(4,003)	7,479	13,344
Goodwill impairment on Fargeot	—	—	826
Expiration of state net operating loss carry-forward	472	—	—
Effect of liquidation of Mexico-based subsidiaries	303	—	—
Other, net	112	(63)	(208)

Total expense	$114	$123	$10,096

Total expense allocated to discontinued operations	2	—	—

Total expense on continuing operations	$112	$123	$10,096

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below for fiscal 2005 and fiscal 2004:

	2005	2004

Deferred tax assets:
Accounts receivable	$839	$573
Inventories	403	344
Package design costs	162	128
Certain accounting accruals, including self-insurance costs, vacation costs, and others	1,033	2,394
Fixed asset impairment loss accrual	319	548
Accrued pension costs	3,022	3,500
Pension liability	3,037	1,878
State net operating loss carry-forward	524	1,357
U.S. Federal net operating loss carry-forward	8,530	10,267
U.S. Federal alternative minimum tax carry-forward	114	—
Mexico-based subsidiaries liquidation related future deductions	1,058	699

Total deferred tax assets	19,041	21,688
Less valuation allowance	(18,429)	(21,273)

Deferred tax assets, net	612	415
Deferred tax liabilities:
Prepaid insurance	401	390
Property, plant and equipment	211	25

Total deferred tax liabilities	612	415

Net deferred tax assets	$—	$—

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Given the Company’s recent operating results, there is no historical assurance that future taxable income will be generated to offset these deferred deductible items. Accordingly, the Company has established a valuation allowance against the net deferred tax assets in the amount of $18,429 and $21,273 at the end of fiscal 2005 and fiscal 2004, respectively. The difference between the change in the valuation allowance at the end of fiscal 2005 and fiscal 2004, respectively, and the amount shown in the Company’s reconciliation of expected to actual tax expense is related to other comprehensive loss.
As a result of R.G. Barry’s new business model of outsourcing 100% of its product needs from third party manufacturers in China, R.G. Barry’s Mexican subsidiaries are in the process of being liquidated and R.G. Barry will no longer be permanently reinvesting the earnings from these subsidiaries. In accordance with SFAS No. 109, Accounting for Income Taxes, gross deferred tax assets of approximately $1,058 have been recorded for the future income tax deductions of liquidating those subsidiaries.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
At the end of fiscal 2005 and fiscal 2004, there were approximately $25,088 and $30,198, respectively, of net operating loss carry-forwards available for U.S. Federal Income tax purposes. Loss carry-forwards in the U.S. are generally available for up to twenty years in the future. The loss carry-forwards for U. S. Federal Income tax purposes are available and used to offset current year income, subject to alternative minimum corporate income tax rules, starting in fiscal 2005 and expiring at the end of fiscal 2024. For fiscal 2005, an alternative minimum tax liability for U.S. federal tax purposes of $114 has been recorded. This alternative minimum tax credit is eligible for indefinite carry-forward treatment under U.S. Federal Income tax regulations and will be recovered through future offset against tax liabilities, once the Company has fully utilized its net operating loss carry-forwards.

Deferred taxes are not provided on the unremitted earnings of the Fargeot subsidiary because it is expected that these earnings be permanently reinvested. Such earnings may become taxable upon the sale or liquidation of this subsidiary or upon the remittance of dividends.

On June 8, 2004, R.G. Barry received a “30-day letter” from the Internal Revenue Service (“IRS”) proposing certain adjustments, which, if sustained, would result in an additional tax obligation approximating $4,000 plus interest. The proposed adjustments relate to the years 1998 through 2002. Substantially all of the proposed adjustments relate to the timing of certain deductions taken during that period. On July 7, 2004, R.G. Barry submitted to the IRS a letter protesting the proposed adjustments, reiterating its position. In March 2005, the IRS requested and R.G. Barry consented to an extension of the statute of limitations to December 31, 2006.

On September 21, 2005, representatives from R.G. Barry met with the IRS Appeals Officer (“IRS Officer”); and after reviewing the facts and arguments of this case, the IRS Officer requested additional information to support R.G. Barry’s position. In December 2005, additional information was provided to the IRS Officer.

On March 8, 2006, R.G. Barry was notified of a letter from the IRS in which the IRS Officer requested additional information and evidence to support the timing of the deductions taken by R.G. Barry during the period noted above. R.G. Barry’s management intends to meet with the IRS Officer to provide and discuss the requested information. As previously reported, R.G. Barry intends to vigorously contest the proposed adjustments. In the opinion of management, the resolution of these matters is not expected to have a material effect on the Company’s financial position or results of operations.

(8)	Accrued Expenses

Accrued expenses at December 31, 2005 and January 1, 2005 consisted of the following:

	2005	2004

Salaries and wages	$2,665	$650
Income taxes	262	194
Other taxes	378	1,160
Restructuring costs	1,383	2,659
Current pension liabilities	2,637	1,359
Other	44	365

	$7,369	$6,387

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(9)	Employee Retirement Plans

R.G. Barry and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates’ Retirement Plan (“ARP”). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant’s final average salary and years of service, which is reduced by a certain percentage of the participant’s social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. R.G. Barry intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA). Effective as of close of business day on March 31, 2004, the ARP retirement plan was frozen, resulting in a curtailment loss of $196 for the ARP in the first quarter of fiscal 2004, and the elimination of additional service costs after the first quarter of fiscal 2004.

The funded status of the ARP and the accrued retirement costs, measured on September 30, 2005 and 2004, as recognized at December 31, 2005 and January 1, 2005 were:

	2005	2004

Change in projected benefit obligation:
Benefit obligation at the beginning of the year	$29,936	$30,971
Service cost	—	196
Interest cost	1,744	1,792
Plan amendments	—	(1,743)
Actuarial loss	2,306	442
Benefits paid	(1,874)	(1,722)

Benefit obligation at year-end	$32,112	$29,936

Change in plan assets:
Fair value of plan assets at the beginning of the year	$22,155	$21,142
Actual return on plan assets	2,517	2,786
Contributions	1,358	289
Expenses	(495)	(340)
Benefits paid	(1,874)	(1,722)

Fair value of plan assets at year-end	$23,661	$22,155

Funded status	$(8,451)	$(7,781)
Contributions made in the fourth quarter	174	145
Unrecognized actuarial loss	6,603	4,613

Net amount recognized in the consolidated balance sheets	$(1,674)	$(3,023)

Amounts recognized in the consolidated balance sheets consist of:
Accrued retirement costs, (including $767 and $1,443 in fiscal 2005 and fiscal 2004, respectively, classified as current accrued liability for retirement costs)	$(8,451)	$(7,780)
Accumulated other comprehensive expense	6,777	4,757

Net amount recognized in the consolidated balance sheets	$(1,674)	$(3,023)

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
At December 31, 2005, expected benefit payments to plan participants from the ARP for each of the next five years, and the next 5 year period in aggregate, are projected as:

2006	$1,881
2007	1,952
2008	2,039
2009	2,139
2010	2,172
2011-2015	11,591
R.G. Barry also sponsors a Supplemental Retirement Plan (“SRP”) for certain officers and other key employees of R.G. Barry as designated by the Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients’ final average monthly compensation, reduced by a certain percentage of their social security benefits. For certain participants, the SRP provides an alternative benefit formula for years worked past the normal retirement age assumed by the SRP. Effective as of close of business day on March 31, 2004, the SRP retirement plan was frozen, resulting in a curtailment loss of $932 for the SRP in the first quarter of fiscal 2004, and the elimination of additional service costs after the first quarter of fiscal 2004. Effective as of January 1, 2005, the SRP was unfrozen with respect to two “reactivated participants” who had been participants in the SRP prior to March 31, 2004 and were designated by R.G. Barry’s Board of Directors. Effective as of January 1, 2005, pension benefit accruals resumed for the reactivated participants; however, no pension benefits accrued for these two individuals during the period beginning March 31, 2004 and ending December 31, 2004. From and after March 31, 2004, (a) no new individual may become a participant in the SRP; (b) except with respect to the reactivated participants, no additional pension benefits will accrue; (c) benefits will begin to be distributed no earlier than the date a participant terminates employment with R.G. Barry.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
The funded status of the SRP and the accrued retirement cost, measured on September 30, 2005 and 2004, recognized at December 31, 2005 and January 1, 2005 were:

	2005	2004

Change in projected benefit obligation:
Benefit obligation at the beginning of the year	$7,799	$7,532
Service cost	—	18
Interest cost	450	459
Curtailment/Plan Amendment	302	(154)
Actuarial loss	381	287
Benefits paid	(599)	(343)

Benefit obligation at year-end	$8,333	$7,799

Change in plan assets:
Fair value of plan assets at the beginning of the year	$—	$—
Employer contributions	599	343
Benefits paid	(599)	(343)

Fair value of plan assets at year-end	$—	$—

Funded status	$(8,333)	$(7,799)
Contribution during the fourth quarter	157	148
Unrecognized actuarial loss	1,476	1,214
Unrecognized prior service cost	205	—

Net amount recognized in the consolidated balance sheets	$(6,495)	$(6,437)

Amounts recognized in the consolidated balance sheets consist of:
Accrued retirement cost, including current liability of $592 in fiscal 2005 and $220 in fiscal 2004, respectively	$(8,130)	$(7,882)
Intangible asset	205	—
Accumulated other comprehensive expense	1,430	1,445

Net amount recognized in the consolidated balance sheets	$(6,495)	$(6,437)

The accumulated benefit obligation for the SRP was $8,130 and $7,799 as of December 31, 2005 and January 1, 2005, respectively.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
At December 31, 2005, expected benefit payments to plan participants from the SRP for each of the next five years, and the next 5 year period in aggregate, are projected as:

2006	$630
2007	644
2008	659
2009	676
2010	685
2011-2015	3,690
Weighted average assumptions to determine net costs for both the ARP and the SRP for fiscal 2005 and fiscal 2004 were:

	2005	2004

Discount rate	6.00%	6.25%
Rate of compensation increase	N/A	4.00%
Expected return on plan assets	8.50%	9.00%
The components of net periodic benefit cost for the retirement plans at December 31, 2005, January 1, 2005 and January 3, 2004 were:

	2005	2004	2003

Service cost	$—	$214	$923
Interest cost	2,195	2,251	2,263
Expected return on plan assets	(1,849)	(2,015)	(2,018)
Settlement/Curtailment loss	—	1,128	—
Net amortization	356	222	298

	$702	$1,800	$1,466

Weighted average assumptions to determine benefit obligations as of December 31, 2005 and January 1, 2005 were:

	2005	2004

Discount rate	5.50%	6.00%
Rate of compensation increase	4.00%	4.00%

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
The qualified ARP is funded on a periodic basis as required under ERISA/IRS guidelines. The qualified plan assets are invested as of the measurement date for each fiscal year, as follows:

	2005	2004

Cash and equivalents	3%	2%
Domestic equities	61%	61%
Domestic fixed income securities	36%	37%

Total pension plan assets invested	100%	100%

The return on asset assumption used in the pension computations for the qualified ARP plan is based on management’s best judgment of future anticipated performance of those invested assets based on our past long-term experience and judgment on how future long-term performance will occur.

R.G. Barry’s nonqualified SRP is unfunded and payments, as required, are made when due from the Company’s general funds.

R.G. Barry uses a measurement date of September 30 in making the required pension computations on an annual basis. In 2006, R.G. Barry has potential pension related payments of $2,637 for unfunded, nonqualified supplemental retirement plans as well as for payments anticipated for 2005 and 2006 quarterly estimated contributions to the funded, qualified associate retirement plan years.

In setting the annual discount rate to measure its pension obligation and in consultation with its external actuarial consultants, R.G. Barry uses the Moody’s Aa Corporate Bonds rate as a general guide. The rate used approximates the rate at which R.G. Barry’s pension liabilities could effectively be settled at the measurement date.

R.G. Barry sponsors a 401(k) plan for all its eligible salaried and nonsalaried employees. Effective January 1, 2005, R.G. Barry adopted a 3% non-contributory Safe Harbor 401 provision for all eligible plan participants. During fiscal 2004, R.G. Barry contributed 50% of the first 3% of each participant’s compensation contribution to the 401(k) plan, as established in the plan provisions that were in effect during fiscal 2004. R.G. Barry’s contributions in cash to the 401(k) plan were $295, $52, and $87 for fiscal 2005, fiscal 2004, and fiscal 2003, respectively.

(10)	Shareholders’ Equity

During fiscal 2005, R.G. Barry’s shareholders approved the 2005 Long-Term Incentive Plan (“the 2005 Plan”). The 2005 Plan is R.G. Barry’s only equity-based compensation plan under which future awards may be made to its employees of the Company and non-employee directors of R.G. Barry other than the employee stock purchase plan in which employees of the Company may participate. There are currently approximately 160 employees of the Company and eight non-employee directors of R.G. Barry who are eligible to participate in the 2005 Plan.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
The 2005 Plan authorizes the issuance of 500,000 of R.G. Barry’s common shares, plus (i) the number of common shares that were authorized to be the subject of awards under the 1997 Incentive Stock Plan (the “1997 Plan”) and the 2002 Stock Incentive Plan (the “2002 Plan”), which plans were terminated as to new awards on May 20, 2005, but as to which awards had not been made as of May 20, 2005 and (ii) any common shares underlying awards granted under the 1997 Plan and the 2002 Plan, which are forfeited after May 20, 2005. In addition, no more than 500,000 common shares will be available for the grant of incentive stock options under the 2005 Plan. At December 31, 2005, the number of common shares available for grant was 632,200, of which 50,500 and 101,700 common shares had been available pursuant to the 1997 Plan and 2002 Plan, respectively.
The selection of participants and the nature and size of awards granted under the 2005 Plan are within the discretion of the Compensation Committee of R.G. Barry’s Board of Directors (the “Committee”). The 2005 Plan provides for the grant of non-qualified stock options (“NQs”), incentive stock options (“ISOs”) that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, stock appreciation rights, restricted stock, restricted stock units, stock grants, stock units and cash awards, each as defined in the 2005 Plan. Grants of restricted stock, restricted stock units, stock units and cash awards may, as determined by the Committee, also be performance-based awards, as defined in the 2005 Plan.
If an award granted under the 2005 Plan is forfeited, terminated, exchanged or otherwise settled without the issuance of common shares or the payment of cash equal to the difference between the fair market value of the award and any exercise price, the common shares associated with that award will be available for future grants. The maximum number of common shares with respect to which awards may be issued under the 2005 Plan to any individual during any calendar year is 200,000. The common shares issued pursuant to the 2005 Plan may consist of authorized and unissued shares or treasury shares.
Prior to the approval of the 2005 Plan, R.G. Barry had various equity-based compensation plans, under which ISOs and NQs have been granted. All grant awards are currently exercisable for periods of up to 10 years from the date of grant at prices not less than fair market value at the date of grant.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
Plan activity for grants under the 2005 Plan and the other equity-based compensation plans under which ISOs and NQs have been granted is as follows:

	Number of	Number of
	common	common
	shares	shares	Weighted-
	subject to	subject to	average
	ISOs	NQs	exercise price

Outstanding at December 28, 2002	866,100	445,600	$6.46

Granted	202,500	59,200	3.43
Exercised	(7,700)	(20,000)	3.19
Expired/Cancelled	(156,600)	(39,900)	6.64

Outstanding at January 3, 2004	904,300	444,900	5.91

Granted	75,000	150,000	2.52
Exercised	(800)	—	3.01
Expired/Cancelled	(266,200)	(142,600)	6.50

Outstanding at January 1, 2005	712,300	452,300	5.05

Granted	140,000	180,000	3.84
Exercised	(69,000)	(14,600)	3.46
Expired/Cancelled	(143,900)	(49,300)	4.39

Outstanding at December 31, 2005	639,400	568,400	$4.94

Options exercisable at December 31, 2005	392,700	488,400

	Options outstanding			Options exercisable
		Weighted-
	Number	average	Weighted	Number	Weighted
Range of	outstanding at	Remaining	average	exercisable at	average
exercise	December 31,	Contractual	exercise	December 31,	exercise
prices	2005	life (years)	price	2005	price
$2.50 and under	115,000	1.0	$2.21	115,000	$2.21
2.51 – 5.00	831,600	4.7	3.72	534,800	3.66
5.01 – 10.00	135,200	5.0	6.78	105,300	7.15
10.01 – 15.00	126,000	1.8	13.58	126,000	13.58

	1,207,800			881,100

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
At the end of fiscal 2005, fiscal 2004, and fiscal 2003 the options outstanding under these plans were held by 51, 65, and 80 employees, respectively, and had expiration dates ranging from 2006 to 2015.

Stock appreciation rights may be issued subject to certain limitations. No such rights have been issued or were outstanding at the end of fiscal 2005, fiscal 2004, or fiscal 2003.

R.G. Barry has an employee stock purchase plan, with approximately 506,000 common shares available for subscription, in which approximately 180 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at 85% of the lower of the fair market value on their enrollment date or at the end of each two-year plan term. No common shares were subscribed and no common shares were purchased during the three-year period ending on December 31, 2005.

(11)	Earnings per Share

The following table represents a reconciliation of the numerators and denominators of basic and dilutive, when applicable, earnings (loss) per common share from continuing operations for fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003

Numerator:
Earnings (loss) from continuing operations	$7,958	(20,199)	(19,396)

Denominator:
Weighted average common shares outstanding	9,869	9,839	9,823
Effect of potentially dilutive securities: employee stock options and other	279	—	—

Weighted average common shares outstanding, assuming dilution	10,148	9,839	9,823

Basic earnings (loss) per share – continuing operations	$0.81	(2.05)	(1.97)

Diluted earnings (loss) per share – continuing operations	$0.78	(2.05)	(1.97)

The Company excluded approximately 291 options to purchase common share from the calculation of diluted earnings per share for fiscal 2005 due to the anti-dilutive nature of these options, measured using the average market price during the year. The Company excluded approximately 1,165 and 1,349 options to purchase common shares from the computation of diluted loss per share because of the Company’s net losses incurred in fiscal 2004 and fiscal 2003, respectively.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(12)	Preferred Share Purchase Rights

In February 1998, R.G. Barry’s Board of Directors declared a distribution of one Preferred Share Purchase Right (“Right”) for each outstanding common share of R.G. Barry to shareholders of record on March 16, 1998. The Rights replaced similar rights issued in 1988, which expired on March 16, 1998. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series I Junior Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the common shares. The Rights will separate from the common shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire, 20% or more of R.G. Barry’s outstanding common shares (“Share Acquisition Date”) or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of R.G. Barry’s outstanding common shares. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes the beneficial owner of more than 20% of the outstanding common shares, each holder of a Right will be entitled to purchase, upon exercise of the Right, common shares having a market value two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, R.G. Barry is acquired in a merger or other business combination transaction in which R.G. Barry is not the surviving corporation or 50% or more of the R.G. Barry’s assets or earning power is sold or transferred, the holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by R.G. Barry at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares, should they become authorized for issuance by action of the Board of Directors, are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of the preferred shares have been issued.

(13)	Related-party Obligation

R.G. Barry and its chairman previously entered into an agreement pursuant to which R.G. Barry is obligated for up to two years after the death of the chairman to purchase, if the estate elects to sell, up to $4,000 of R.G. Barry’s common shares, at their fair market value. To fund its potential obligation to purchase such common shares, R.G. Barry purchased a $5,000 insurance policy on the life of the chairman; in addition, R.G. Barry maintains another policy insuring the life of the chairman. The cumulative cash surrender value of the policies approximates $2,500, which is included in other assets in the accompanying consolidated balance sheets. Effective in March 2004 and continuing through the end of fiscal 2005, R.G. Barry has borrowed against the cash surrender value of these policies.

In addition, for a period of 24 months following the chairman’s death, R.G. Barry would have a right of first refusal to purchase any common shares of R.G. Barry owned by the chairman at the time of his death if his estate elects to sell such common shares. R.G. Barry would have the right to purchase such common shares on the same terms and conditions as the estate proposes to sell such common shares to a third party.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
R.G. Barry and the mother of the chairman had been parties to a royalty agreement (the “Original Agreement”) pursuant to which she granted to R.G. Barry the exclusive right to manufacture and sell various slipper styles and other product designs created and owned by her, including future styles and designs. Under the Original Agreement, R.G. Barry agreed to pay a royalty to her of 1% of the net sales of products utilizing her designs. On August 11, 2005 (the “Effective Date”), R.G. Barry and the mother of the chairman terminated the Original Agreement and entered into a new agreement (the “New Agreement”) whereby the mother of the chairman transferred all of her product designs and patent rights to R.G. Barry as of the Effective Date; provided a covenant not to compete during the period payments are owed to her under the New Agreement and for one year thereafter; and released all unpaid claims that would have accrued under the Original Agreement and through the Effective Date for the sum of $600. This amount will be paid in 24 quarterly payments of $25 each beginning on the Effective Date and continuing on the last business day of each and every October, January, April, and July until the last business day in April 2011. On the Effective Date, R.G. Barry computed the net present value of this obligation to be approximately $495, discounted at 7%, and charged that amount to earnings accordingly (see Note 5).

Early in fiscal 2004, R.G. Barry engaged The Meridian Group (“Meridian”), whose services included assisting R.G. Barry in the development of its new business model, restructuring its financing resources, and identifying auction firms to market and sell its equipment in Mexico. R.G. Barry’s Chief Executive Officer is currently on leave from Meridian, and his spouse is the President and sole owner of Meridian. The fees incurred were at Meridian’s customary rates for providing such services, and R.G. Barry believes the fees were consistent with the market price for such services. R.G. Barry has not engaged the services of Meridian since the fourth quarter of fiscal 2004.

(14)	Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

The Company primarily markets comfort footwear for at- and around-the-home. The Company considers its “Barry Comfort” at- and around-the-home comfort footwear group in North America and Europe as its two operating segments.

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
The accounting policies of the operating segments are substantially similar to those described in Note 1, except that the segment financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items reported within administrative functions from these management reports have not been allocated between operating segments. Net sales, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company’s operating units for fiscal 2005, fiscal 2004 and fiscal 2003:
Net Sales

	2005	2004	2003

United States/North America	$97,646	$96,275	$113,881
France	7,842	8,129	9,074
United Kingdom	—	—	182

	$105,488	$104,404	$123,137

Net Property, Plant and Equipment

	2005	2004

United States	$2,108	$2,423
Other	263	295

	$2,371	$2,718

In fiscal 2005, one customer accounted for approximately 33% and a second customer accounted for approximately 10% of the Company’s net sales. In fiscal 2004, one customer accounted for approximately 29%, and a second customer accounted for approximately 11% of the Company’s net sales. In fiscal 2003, one customer accounted approximately for 25%, a second customer for 11%, and a third customer accounted for 10% of the Company’s net sales.

	Barry Comfort
	North
December 31, 2005	America	Europe	Total

Net sales	$97,646	$7,842	$105,488
Depreciation and amortization	501	89	590
Interest expense	838	50	888
Restructuring and asset impairment charges	1,619	—	1,619
Gross profit	43,131	1,138	44,269
Pre-tax earnings	7,843	227	8,070
Additions to property, plant and equipment	377	101	478
Total assets	38,662	3,169	41,831

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)

	Barry Comfort
	North
January 1, 2005	America	Europe	Total

Net sales	$96,275	$8,129	$104,404
Depreciation and amortization	1,163	173	1,336
Interest expense	1,228	64	1,292
Restructuring and asset impairment charges	17,341	—	17,341
Gross profit	36,224	1,115	37,339
Pre-tax earnings (loss)	(20,241)	166	(20,075)
Additions to property, plant and equipment	55	67	122
Total assets	35,082	4,010	39,092

	Barry Comfort
	North
January 3, 2004	America	Europe	Total

Net sales	$113,881	$9,256	$123,137
Depreciation and amortization	1,547	215	1,762
Interest expense	1,343	75	1,418
Restructuring and asset impairment charges	200	—	200
Goodwill impairment charge	—	2,363	2,363
Gross profit	41,627	1,083	42,710
Pre-tax loss	(5,874)	(3,409)	(9,283)
Additions to property, plant and equipment	1,555	107	1,662
Total assets	57,216	4,064	61,280

(15)	Restructuring and Asset Impairment Charges

During fiscal 2005, R.G. Barry did not engage in any new restructuring initiatives. The amounts shown below as restructuring adjustments and charges represent primarily the effect of reassessing during fiscal 2005 the restructuring accrual relative to R.G. Barry’s ongoing lease commitment on a former distribution facility in Mexico, and represents as well other exit costs associated with the restructuring actions taken in fiscal 2004.

	Accruals					Accruals
	January 1,	Charges in		Non-cash	Paid in	December 31,
	2005	2005	Adjustments	write-offs	2005	2005

Employee separations	$927	$—	$31	$—	$911	$47
Other exit costs	—	312	—	—	312	—
Noncancelable leases	1,732	84	1,192	—	1,672	1,336

Total restructuring	$2,659	$396	$1,223	$—	$2,895	$1,383

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
During fiscal 2004, R.G. Barry closed its manufacturing operations in Mexico in the first quarter; closed its distribution activities centered in Mexico in the third quarter; closed related cross dock distribution operations in Laredo in the fourth quarter; and completed closure of its operations offices based in San Antonio in the fourth quarter. The Company recognized asset impairment charges of $7,098, with $4,202 related to net property, plant and equipment, and the remaining $2,896 related to other non-current assets, primarily manufacturing patents and unamortized duty acceleration costs.

	Accruals					Accruals
	January 3,	Charges in		Non-cash	Paid in	January 1,
	2004	2004	Adjustments	write-offs	2004	2005

Employee separations	$174	$4,201	$(10)	$—	$3,438	$927
Other exit costs	—	2,736	—	—	2,736	—
Noncancelable leases	—	3,316	—	—	1,584	1,732

Total restructuring	174	10,253	(10)	—	7,758	2,659

Asset impairments	—	7,098	—	7,098	—	—

Total	$174	$17,351	$(10)	$7,098	$7,758	$2,659

During fiscal 2003, R.G. Barry closed its Goldsboro warehouse facility and upon closure, evaluated the carrying value of this facility and recognized a $200 impairment loss, which was realized upon sale of the facility in the second quarter 2003. In addition, during fiscal 2003, the Company recorded goodwill impairment loss on its then 80%-owned Fargeot subsidiary (see Note 1 (g)).

	Accruals					Accruals
	December 28,	Charges in		Non-cash	Paid in	January 3,
	2002	2003	Adjustments	write-offs	2003	2004

Employee separations	$1,530	$—	$—	$—	$1,356	$174
Noncancelable leases	208	—	—	—	208	—

Total restructuring	1,738	—	—	—	1,564	174

Goodwill impairment	—	2,363	—	2,363	—	—
Asset impairments	—	200	—	200	—	—

Total	$1,738	$2,563	$—	$2,563	$1,564	$174

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
(16)	Sale of Vesture Net Assets

In fiscal 2003, R.G. Barry sold certain assets of its Vesture thermal products subsidiary. As consideration, the purchaser assumed specific liabilities and obligations of Vesture and paid R.G. Barry a nominal sum of cash, and provided R.G. Barry with a promissory note in the amount of $334, due in December 2004. In 2003, R.G. Barry provided a full reserve for the balance due on the note. During the third quarter of fiscal 2004, the Company received payment of $334 from Vesture’s buyer related to this note. As additional consideration for the assets sold, the purchaser committed to remit a specified sum in December 2004 and make annual royalty payments through 2007. Such royalty payments are based upon a percentage of purchaser’s annual sales of certain products in excess of specific sales thresholds, as established in the underlying purchase agreement. Beyond the provisions involved in the sale, R.G. Barry has no continuing involvement in this business.

Selected financial data relating to the discontinued operations of R.G. Barry’s former Vesture subsidiary for fiscal 2005, fiscal 2004 and fiscal 2003:

	2005	2004	2003

Net sales	$—	$—	$1,759
Gross profit	—	—	57
Selling, general and administrative expense	—	—	2,040
Interest expense	—	—	104
Gain (loss) on sale of certain assets relating to discontinued operations	92	334	(223)
Earnings (loss) from discontinued operations before income tax	92	334	(2,310)
Income tax expense	(2)	—	—
Earnings (loss) from discontinued operations, net of income tax	$90	$334	$(2,310)
In fiscal 2005, the Company’s earnings from discontinued operations represented royalty payments received during that year as established in the related purchase agreement. In fiscal 2004, earnings from discontinued operations represented primarily the early payment of a promissory note received as part of the sale of its thermal products. At the time of sale, the stated value of this note had been fully reserved because of doubtful collection.

(17)	Contingent Liabilities

R. G. Barry is currently a party to litigation pending in the United States District Court for the Western District of Texas. The suit arises out R. G. Barry’s guarantee of a long-term lease entered into by a Mexican subsidiary. The leased space was previously used as a distribution facility until R. G. Barry ended its Mexican operations in the fall of 2004. In the fall of 2005, R. G. Barry, in order to prompt the landlord to engage in serious negotiations to terminate the lease, chose to delay making payments required under the lease and the guarantee agreement, giving rise to an event of default. On November 10, 2005, the landlord under the lease sued R. G. Barry in United States District Court in Texas alleging breach of

R. G. BARRY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Fiscal Years Ended December 31, 2005,
January 1, 2005, and January 3, 2004
(Dollar amounts in thousands, except for per share data)
the guarantee agreement. The relief sought by the landlord is the acceleration of all of the rent payable over the remaining term, approximately six years, of the lease, which is approximately $5.8 million. R. G. Barry has cured all defaults under the lease and is current on all required payments under the terms of the lease. Although R. G. Barry does not dispute the fact that a breach of the guarantee agreement occurred, it intends to vigorously dispute the remedy sought and the amount of damages claimed in the suit.
In addition, the Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company’s financial position or results of operations.